As filed with the Securities and Exchange Commission on June 3, 2005
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Colt Defense Inc.
(Exact name of registrant as specified in its charter)

Delaware	3490	20-2902260
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
Colt Defense Inc.
547 New Park Avenue
West Hartford, Connecticut 06110
(860) 232-4489
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William M. Keys
Colt Defense Inc.
President and Chief Executive Officer
547 New Park Avenue
West Hartford, Connecticut 06110
(860) 232-4489
(Name, address, including zip code, and telephone number, including area code, of agent for service)

copies to:

Robert G. Robison, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 Telephone: (212) 309-6000 Facsimile: (212) 309-6001	Carlton S. Chen, Esq. Colt Defense Inc. 547 New Park Avenue West Hartford, Connecticut 06110 Telephone: (860) 232-4489 Facsimile: (860) 244-1475	Richard D. Truesdell, Jr., Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000 Facsimile: (212) 450-3800

     Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date hereof.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities	Proposed Maximum Aggregate	Amount of
to be Registered	Offering Price(1)(2)	Registration Fee

Common Stock, par value per share $0.01 (including preferred stock purchase rights)(3)	$86,250,000	$10,151.63

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)	Includes shares subject to the underwriters’ over-allotment option.

(3)	Rights initially will trade together with the common stock. The value attributable to the rights, if any, is reflected in the market price of the common stock.
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 3, 2005
Prospectus
                              Shares
Colt Defense Inc.
Common Stock

        This is our initial public offering of common stock and no public market currently exists for our common stock. All of the                      shares of common stock are being sold by us. We intend to use $          of the net proceeds from the sale of shares in this offering to repay outstanding indebtedness under our credit facility and $          to repay indebtedness to certain of our existing stockholders. We currently expect the initial public offering price of our common stock to be between $          and $           per share. After the offering, the market price for our shares may be outside this range.

      We have applied to have our common stock listed on the New York Stock Exchange under the symbol “CLT”.

       Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 9.

	Per Share	Total

Offering price	$	$

Discounts and commissions to underwriters	$	$

Offering proceeds to us, before expenses	$	$

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      We have granted the underwriters the right to purchase up to                     additional shares of common stock to cover any over-allotments. We intend to use the net proceeds we receive from any shares sold pursuant to the underwriters’ over-allotment option to make additional payments to our existing stockholders. The underwriters can exercise the right at any time within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about                     .

Banc of America Securities LLC	SG Cowen & Co.

Sole Book-Running Manager	Joint Lead Manager

Friedman Billings Ramsey

, 2005

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.
     Information contained in our web site does not constitute part of this prospectus.
     Colt Defense LLC, Colt Defense Inc., our logo and other trademarks mentioned in this prospectus are the property of their respective owners.
     Market data and other statistical information used in this prospectus are based on industry publications, government publications, publicly available information or other published industry sources. Although we believe these sources are reliable, we have not independently verified their information and cannot guarantee it.

i

PROSPECTUS SUMMARY
      While this summary highlights information about us and our business that we believe is important for you to read and consider, you should read this entire prospectus carefully, including “Risk Factors” beginning on page  and our financial statements and the notes to those financial statements beginning on page F-1, before you decide to invest in our common stock.
      Unless the context otherwise indicates, as used in this prospectus, the terms “Company,” “Colt,” “Colt Defense,” “we,” “us” and “our” refer to (1) our predecessors with respect to periods prior to November 4, 2002, (2) Colt Defense LLC and subsidiaries on a combined basis with respect to periods on and after November 4, 2002 until the completion of our Internal Restructuring as defined and described below under “Internal Restructuring” and (3) Colt Defense Inc. and its consolidated subsidiaries with respect to periods from and after the completion of our Internal Restructuring.
COLT DEFENSE
      We are a leading designer, developer and manufacturer of small arms and weapon systems for the U.S. military, its allies and federal, state and local law enforcement agencies. Our products include military rifles, such as the M4 carbine rifle and its predecessor, the M16 rifle, auxiliary weapon systems, such as the M203 grenade launcher, and rifles for law enforcement agencies around the world. We also refurbish, recondition and repair these weapons, and produce spare parts and component kits such as barrels, springs, screws, handguards, upper and lower receivers and buttstocks. In addition, we provide centralized procurement and training services. We have produced for, and sold to (or have orders for), the U.S. and allied militaries approximately seven million M16 and 340,000 M4 weapons. In 2004, we had net sales of $75.1 million, EBITDA (as defined) of $14.3 million and net income of $10.0 million. Approximately 54% of our 2004 sales were to the U.S. government. As of April 3, 2005, we had a funded backlog of approximately $59 million, $44 million of which is expected to be delivered by December 31, 2005. In addition to our funded backlog, we have an IDIQ (indefinite delivery, indefinite quantity) contract with the U.S. government for an additional $45 million that is expected to be ordered by July 2005.
      We are the U.S. military’s sole source supplier of the M4 carbine rifle. The M4 is the standard carbine for the U.S. Army and the other services within the Department of Defense and is currently the successor for the M16 rifles in use by the U.S. military. The M4 carbine is one of the U.S. military’s critical weapon systems programs, and it is already a combat proven “weapon of choice.” The M4 carbine is used broadly across the U.S. military, from general purpose forces to elite units, including the U.S. Navy Seals and Army Rangers and Airborne. We are also the sole source supplier of small arms to the Canadian military and the principal supplier of military rifles to a number of NATO countries.
      We and our predecessors have been supplying small arms to the U.S. military since 1847. Since the spin-off and distribution of Colt Defense LLC from its prior parent, Colt’s Manufacturing Company, LLC (formerly Colt’s Manufacturing Company, Inc.), or Colt’s Manufacturing, in 2002, Colt Defense has sold and marketed exclusively to the U.S. and allied militaries and law enforcement agencies. Our products enjoy outstanding brand name recognition and have proven themselves under the most severe battle conditions — from the jungles of Vietnam to the deserts of the Middle East and the mountains of Afghanistan. Our expertise in the design and manufacture of advanced individual weapon systems enables us to integrate new technologies and features into a large installed base, introduce additional related products and services at the point of sale, and retain our market leadership as we invest in new technologies.
RECENT ACQUISITION
      We recently acquired Diemaco, a division of Héroux-Devtek Inc., a leading manufacturer of small caliber firearms and weapon systems for the Canadian military and law enforcement and other international militaries. The acquisition of Diemaco, which we have renamed Colt Canada Corporation, or Colt Canada, has broadened our market presence with additional scale and critical mass. Colt Canada has been designated the center of excellence for small arms for over 25 years by the Canadian government, and is the sole source supplier of the C7 rifle and the C8 carbine to the Canadian Department of National Defence. In addition, Colt Canada is the Canadian government’s preferred source for all other small arms and related parts and services. Nearly all of Colt Canada’s products are based on licensed Colt technology and are similar to our products in many respects. For example, Colt Canada’s C8 carbine is largely based on M4 technology, and its C7 rifle is largely based on M16 technology. Thus, our discussions with respect to the M4 carbine also apply to the C8 carbine. By acquiring Colt Canada, we have enhanced our research and development capabilities and diversified our customer base and channels of distribution, adding customers and contracts in Canada and various European countries. In addition, we have increased our manufacturing capacity through the addition of a modern and cost-effective second manufacturing facility.
OUR COMPETITIVE STRENGTHS
      We believe that we have a strong competitive position attributable to a number of factors, including:
      Global Brand Name with Leading Market Share. Colt is a widely recognized global brand name associated with quality, value and reliability. Over the past 40 years, we and our predecessors have sold over seven million military and law enforcement weapons to over 80 countries. We are the number one provider of military rifles to the U.S. and Canadian militaries.
      Sole Source Provider of the M4 Carbine. We are the U.S. military’s sole source supplier of the M4 carbine. As of April 3, 2005, we have sold or have orders for approximately 340,000 M4 carbines, including 270,000 to the U.S. government. Our sole source agreement with the U.S. government lasts until June 30, 2009. If the government seeks competitive bids after June 2009, we believe we are well-positioned to compete successfully for this business. The M4 carbine is only at the beginning of its product life cycle and is the standard carbine for the U.S. Army and the other services within the Department of Defense. Currently, the M4 carbine is the successor for the M16 rifles in use by the U.S. military. We are also the sole source supplier of small arms (including the C8 carbine) to the Canadian Department of National Defence.
      Long-standing Customer Relationships. We continue to enjoy a successful long-term relationship with the U.S. government (which includes the U.S. military and federal agencies), our single largest customer and one of the largest purchasers of firearms in the world. We interact primarily with the U.S. Army, which acts as procurement agent for the other military branches, and we also enjoy a strong relationship with the Navy, Marines, Air Force, Coast Guard and National Guard and Reserves. We have a variety of international customers, as we provide small arms to allied foreign governments, as well as U.S. and international law enforcement agencies.
      Extensive Installed Base and Aftermarket. Over seven million of our M16 rifles and 340,000 M4 carbines have been sold or ordered to date, with the majority of rifle sales being to the U.S. military. While it is difficult to ascertain the number of M16 rifles and M4 carbines still operational, we estimate the worldwide military installed base to be at least two million. We are expanding our business opportunities in this extensive installed base with our M4 carbine and new weapon systems as well as aftermarket products and services, including weapon upgrades, accessories, spare parts, replacement kits, training and logistic support. In 2004, our aftermarket sales for spare parts were $10.7 million and our contract management sales were $5.3 million.
      Ownership of the M4 and M16 Technical Data Packages. We are a technical leader in the design of small arms and we own the design, manufacturing know-how, patent and trademark rights, and other proprietary and confidential data rights, which we refer to as the technical data package, or TDP, to the M4 carbine and the M16 rifle. We are the sole source supplier of M4 carbines and repair parts to the U.S. military until June 30, 2009. We have granted a limited manufacturing license to the U.S. government to make or have made M16 rifles and critical components and, after June 30, 2009, M4 carbines and critical components for the U.S. military. Our continued development and enhancements to our TDPs have strengthened our position as the technical leader in small arms development.
      Experienced Management Team. The members of our management team have an average of over 25 years of experience in the defense industry with strong and long-standing market relationships with most of the principal buyers in the market. We believe these relationships will allow us to continue to expand our presence in the market. The team is led by our chief executive officer, Lieutenant General William M. Keys, U.S. Marine Corps (Ret.), who has over 40 years of experience in the defense industry.
      Superior Manufacturing Capability. We have two manufacturing facilities where we can produce small arms efficiently and effectively to meet U.S. and Canadian government requirements, as well as the needs of other customers. Both of our facilities are certified and registered ISO 9001:2000, a widely recognized quality management standard set and monitored by the International Organization for Standardization.
OUR STRATEGY
      The major elements of our strategy are:
      Consolidate Dominant Position of the M4 within the Department of Defense. Based on the M4 carbine’s proven versatility and exceptional reliability in combat operations in Iraq and Afghanistan, the M4 has become the successor for the M16 rifle. We have an installed base of 232,000 M4 carbines within the U.S. military. We will continue to promote extensive use of the M4 carbine by all elite and general purpose forces in the Department of Defense, with the goal of having all required personnel in the U.S. military upgraded to the M4 carbine.
      Continue to Support Increased Operating Tempo of U.S. and Allied Militaries. The recent military operations in both Iraq and Afghanistan have resulted in a higher level of operational tempo for U.S. and allied militaries. The tactics employed during these conflicts have been heavily dependent on ground force deployment and have magnified the weapons needs of the ground war fighter. There are approximately 387,000 U.S. troops currently deployed in 120 countries. Ground war fighters need small arms that are lightweight, compact and reliable, like the M4 carbine. With Operation Iraqi Freedom and Operation Enduring Freedom, new small arms contracts for all services have increased. We believe we have significant opportunities to grow our sales based on heightened U.S. military requirements and the need to effectively arm the ground war fighter.
      Maintain Our Leading Market Position through Ongoing Research and Development and the Introduction of Other Transformational Small Arms to the Department of Defense. We are one of the leaders in the design and development of small arms due to our focus on engineering excellence and highly skilled research and development teams, which we believe will allow us to compete effectively to supply next generation small arms and other transformational technologies to the U.S. military. We have a long-standing tradition of working closely with military ground troops to improve our weapon systems to meet their requirements. We have formed the Colt New Technologies Laboratory to pursue the development of transformational technology and products.
      Pursue International Opportunities. As the sole source supplier of the M4 carbine to the U.S. military, we are positioned to capitalize on growth from weapons modernization efforts in various countries. We believe other countries look to the United States when deciding upon new weapon systems. Countries such as Brazil, Greece, Norway, Portugal and Turkey are actively evaluating the replacement and refurbishment of small arms due to aging and to meet NATO standard caliber requirements. In addition, the acquisition of Colt Canada has added new customers in Canada, Denmark, the Netherlands and the United Kingdom, with incremental opportunities in other countries.
      Expand Support and Outsourcing Capabilities. We are in the final stages of a project whereby we would establish a facility at the U.S. Marine Corps depot, Albany, Georgia. We intend to use this facility for the refurbishment and repair of M16 rifles and the conversion of M16 rifles into M4 carbines and, in the future, for other Colt products. We believe this capability will allow us to capture additional aftermarket sales. We also intend to expand our international sales by entering into additional coproduction programs to enable certain foreign customers to engage in in-country manufacture or assembly of our small arms.
      Pursue Horizontal Integration through Bundling Sales of Accessories with M4 Weapon Systems. With approximately 340,000 M4 carbines sold or ordered worldwide over the past ten years, we believe that we have a significant opportunity to increase revenue by offering additional accessories to enhance the capability and functionality of the M4 carbine.
      Pursue Opportunities with Law Enforcement Agencies. Law enforcement agencies typically look to the U.S. military when determining their weapon of choice. Because we have such a strong presence within the U.S. military, we believe law enforcement agencies will continue to look to us to provide them with additional weapons, upgrades and spare parts. We have sold approximately 55,000 rifles, carbines and related weapon systems to the Department of Homeland Security and a variety of domestic law enforcement agencies over the past five years.
      Pursue Strategic Acquisitions. We intend to seek selected domestic and international acquisition opportunities. In evaluating acquisition candidates, we intend to focus on companies that have a complementary product line or technological competencies, as well as those we believe will enhance our ability to implement our business strategy.
SCIENS CAPITAL MANAGEMENT
      Sciens Management LLC, or Sciens Management, provides our company with investment banking, corporate and strategic and advisory services. Sciens Management and several of our stockholders are employed by or affiliated with Sciens Capital Management. Sciens Capital Management is an alternative investment management firm headquartered in New York. Sciens Capital Management manages a variety of alternative assets, including private equity, venture capital, distressed assets, structured finance and funds of hedge funds. Sciens Capital Management has invested in the United States and internationally as a control investor in buyouts or as a lead investor in growth capital. Sciens Capital Management has made investments in companies in defense and security, specialty manufacturing, telecommunications and financial services, as well as in early stage companies in information technology.
INTERNAL RESTRUCTURING
      Immediately prior to the effectiveness of the registration statement of which this prospectus is a part, we will complete a series of restructuring transactions, which we refer to collectively as our “Internal Restructuring,” for the purpose of transitioning from an organizational structure in which our top-tier company is a limited liability company to a structure in which our top-tier company is a corporation. Our current top-tier company is Colt Defense LLC. Following the Internal Restructuring, the current members of Colt Defense LLC will be stockholders of our new top-tier company, Colt Defense Inc., which is issuing shares of its common stock to the public in this offering. In connection with the Internal Restructuring, the current members of Colt Defense LLC (other than Colt Defense Employee Plan Holding Corporation) will contribute all of their membership interests in Colt Defense LLC to Colt Defense Inc. in exchange for shares of common stock, promissory notes of Colt Defense Inc. and the right to participate in the over-allotment option. Colt Defense Employee Profit Sharing Plan will contribute all of the outstanding shares of Colt Defense Employee Holding Corporation in exchange for shares of common stock, promissory notes and the right to participate in the over-allotment option. The promissory notes, which we refer to as the “Restructuring Notes,” will be issued in an aggregate principal amount plus accrued interest of approximately $                     million, and we intend to use $                     million of the net proceeds from this offering to repay the Restructuring Notes in full. See “Internal Restructuring” on page 25.
OUR HEADQUARTERS
      Our headquarters are located at 547 New Park Avenue, West Hartford, Connecticut 06110. Our telephone number is (860) 232-4489. Our internet address is www.colt.com.

THE OFFERING

Common stock offered by us in this offering	shares

Common stock to be outstanding immediately after this offering(1)	shares

Over-allotment option	shares

Use of proceeds from this offering	We expect to use the net proceeds of this offering, which are estimated to be approximately $ million, to repay in full the Restructuring Notes that we will issue to certain of our existing stockholders as part of our Internal Restructuring, to repay $ million of our outstanding indebtedness, and the remainder for working capital, for strategic acquisitions of businesses and for general corporate purposes. We intend to use the net proceeds from any shares sold pursuant to the underwriters’ over-allotment option to make additional payments to our existing stockholders. See “Use of Proceeds” and “Internal Restructuring.”

Dividend policy	We do not intend to pay dividends on our common stock for the foreseeable future. We plan to retain our earnings for use in the operation of our business and to fund future growth.

Proposed New York Stock Exchange symbol	“CLT”
      Except as otherwise indicated, the number of shares of common stock stated to be outstanding after this offering gives effect to the shares being issued in connection with the Internal Restructuring, the shares of common stock being sold by us in this offering, and adjustments to the number of outstanding shares of common stock and options, and exercise prices as a result of the Internal Restructuring. The number of shares of common stock to be outstanding after this offering excludes:

•	shares of our common stock issuable upon the exercise of stock options outstanding as of April 3, 2005 at a weighted average exercise price of $ per share, of which options to purchase shares of our common stock were then exercisable; and

•	shares of our common stock reserved for future grant under our employee incentive plan.
      Unless specifically stated otherwise, the information in this prospectus assumes:

•	no exercise of the underwriters’ over-allotment option; and

•	an initial public offering price of $ per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus.

(1)	Shares outstanding includes shares that will be issued to our existing stockholders if the underwriters do not exercise any portion of their over-allotment option. The number of shares issued will decrease to the extent the underwriters exercise their over-allotment option.

SUMMARY FINANCIAL DATA
      Colt Defense Inc. was incorporated on May 25, 2005 and has not engaged in any business or other activities except in connection with its formation and the Internal Restructuring. In order to facilitate this offering, we will consummate the Internal Restructuring in which Colt Defense Inc. will become the successor to Colt Defense LLC for accounting purposes. See “Internal Restructuring.” The summary financial data for the three months ended April 3, 2005 and April 4, 2004 are derived from the unaudited financial statements of our predecessor, Colt Defense LLC, which in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results for the unaudited interim periods. The summary financial data as of and for the years ended December 31, 2004, 2003 and 2002 are derived from the audited financial statements of Colt Defense LLC. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.
      The summary pro forma balance sheet data as of April 3, 2005 and the summary pro forma statements of operations data for the year ended December 31, 2004 and the three months ended April 3, 2005 give pro forma effect to the following:

•	the Internal Restructuring as if it had occurred on April 3, 2005, as further adjusted to give effect to this offering and the intended application of the net proceeds therefrom;

•	the refinancing of our debt and the payment of a special distribution of $16.1 million by Colt Defense LLC; and

•	the treatment of Colt Defense LLC as a tax paying entity subject to federal and state income tax.
      The summary pro forma financial data are for informational purposes only and should not be considered indicative of actual results that would have been achieved had these events actually been consummated on the dates indicated and do not purport to indicate results of operations as of any future date or for any future period.

      The summary financial data presented below are not necessarily indicative of the results of future operations and should be read in conjunction with “Unaudited Pro Forma Financial Information,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Internal Restructuring” and our audited financial statements, and the related notes, included elsewhere in this prospectus.

	Colt Defense LLC
						Colt Defense Inc.(1)

	Three Months Ended
						Pro Forma	Pro Forma
			Year Ended December 31,			Three Months	Year Ended
	April 3,	April 4,				Ended	December 31,
	2005	2004	2004	2003	2002	April 3, 2005	2004

($ in thousands, except per unit or share data)	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Statement of Operations Data:
Net sales	$21,609	$18,896	$75,135	$66,682	$53,329	$21,609	$75,135
Cost of sales	14,622	12,340	50,376	45,161	39,768	14,622	50,376

Gross profit	6,987	6,556	24,759	21,521	13,561	6,987	24,759
Operating income	3,633	3,982	12,266	11,788	6,529	3,695	12,516
Income before income taxes	2,900	3,174	10,102	3,283	5,179	3,725	13,137
Income tax expense (benefit)	22	8	74	38	(222)	1,485	5,238

Net income(2)	$2,878	$3,166	$10,028	$3,245	$5,401	$2,240	$7,899

Pro forma (unaudited)(3)
Pro forma before income taxes	$2,900	$3,174	$10,102	$3,283	$5,179	$3,725	$13,137
Pro forma income tax expense	1,150	1,258	4,006	1,302	2,054	1,485	5,238

Pro forma net income	$1,750	$1,916	$6,096	$1,981	$3,125	$2,240	$7,899

Pro forma earnings per unit (assuming dilution) (4)(5)	$11.10	$12.55	$38.68	$19.98	$70.83	$	$
Pro forma weighted average shares (assuming dilution)(5)	157,648	152,723	157,607	99,167	44,119

	Colt Defense LLC					Colt Defense Inc.(1)

	Three Months Ended

			Year Ended December 31,			Pro Forma Three
	April 3,	April 4,				Months Ended
	2005	2004	2004	2003	2002	April 3, 2005

	(unaudited)	(unaudited)				(unaudited)
Balance Sheet Data (end of period):
Total assets	$28,602	$31,900	$37,704	$47,461	$23,901	$59,382
Short-term debt	59	4,678	6,568	11,027	1,184	2,159
Long-term debt	25,143	25,027	25,162	25,075	11,449	143
Accrued benefit costs	12,900	13,915	13,194	14,190	13,555	12,900
Other long-term liabilities	1,071	4,144	1,274	4,190	5,300	1,071
Total liabilities	53,827	62,555	64,767	68,843	44,888	30,927
Members’ (deficit) equity	(25,225)	(30,655)	(27,063)	(21,382)	(20,987)	28,455
Other Financial Data (Unaudited):
EBITDA(6)	$4,081	$4,195	$14,342	$5,303	$7,435	$4,143
Adjusted EBITDA(6)	$4,081	$4,195	$13,500	$12,733	$8,418	$4,143
Litigation expense (included in EBITDA and Adjusted EBITDA)(7)	$625	$—	$936	$—	$—	$625

(1)	The pro forma summary financial data do not include the results of operations of Colt Canada, which we recently acquired.

(2)	No provision for federal or state income taxes is reflected in the historical results, as Colt Defense LLC is treated as a partnership for tax purposes.* All operating losses of Colt Defense LLC have been allocated to our investors. Subsequent to the Internal Restructuring, the income of Colt Defense Inc. will be taxed at the corporate level.

(3)	For a reconciliation of the pro forma data to historical financial information, see “Unaudited Pro Forma Financial Information.”

(4)	Diluted earnings per unit are based on the weighted average number of units outstanding during the period adjusted to add the weighted-average number of potentially dilutive units that would have been outstanding upon the assumed exercise of the stock options and warrants issued in 2003 and adjusted for the December 2004 stock option grant and the option grants from the second quarter of 2005. The December 2004 option grant and the option grants from the second quarter of 2005 are considered nominal issuances and the underlying units are included in diluted earning per unit for all periods presented.

(5)	Share amounts and exercise prices will be adjusted to reflect the Internal Restructuring.

(6)	EBITDA and Adjusted EBITDA are not financial measures under United States Generally Accepted Accounting Principles, or U.S. GAAP. We use EBITDA and Adjusted EBITDA as supplemental financial measures. EBITDA is defined as net income before interest, income taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before one-time items. We believe EBITDA and Adjusted EBITDA are useful financial performance measures for our equity holders and us and are a complement to net income determined in accordance with U.S. GAAP. Because it excludes interest and income taxes, EBITDA provides insight with respect to our ongoing operating results irrespective of our capital structure and because it excludes depreciation and amortization, EBITDA provides a basis for measuring our financial performance unrelated to historical cost or carrying value of long-lived assets. Because it excludes one-time items, Adjusted EBITDA provides a benchmark for comparing operating results between periods. EBITDA and Adjusted EBITDA do not measure the capital we require to maintain our fixed assets and does not take into account the total amount of interest we pay on outstanding debt nor does it show trends in interest costs due to changes in our borrowings or changes in interest rates. Non-U.S. GAAP measures such as EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for U.S. GAAP measures. EBITDA and Adjusted EBITDA do not represent cash generated from operating activities determined in accordance with U.S. GAAP and should not be considered as an alternative to operating income, income before income taxes or net income determined in accordance with U.S. GAAP as an indicator of performance or as an alternative to cash flows from operating activities as an indicator of liquidity. We note that EBITDA reporting is required by our lenders to assist them in understanding our operating performance. The amounts shown for EBITDA as presented herein are different from the amounts calculated under the EBITDA used in our senior secured credit facility. EBITDA as defined in our senior secured credit facility is equal to Adjusted EBITDA above plus any litigation costs incurred in connection with our litigation with Bushmaster Firearms, Inc., nonrecurring expenses associated with certain “permitted acquisitions” under our senior secured credit facility, stock based compensation expense and any management fees paid to Sciens Management.

*	Income tax as shown represents Canadian withholding taxes on royalty income.
     The following table presents a reconciliation of EBITDA and Adjusted EBITDA to net income:

	Colt Defense LLC					Colt Defense Inc.(1)

	Three Months
	Ended
			Year Ended
			December 31,			Pro Forma Three
	April 3,	April 4,				Months Ended
	2005	2004	2004	2003	2002	April 3, 2005

Net income	$2,878	$3,166	$10,028	$3,245	$5,401	$2,240
Income tax expense	22	8	74	38	(222)	1,485
Depreciation and amortization	121	133	505	438	810	121
Interest expense	1,060	888	3,735	1,582	1,446	297

EBITDA	4,081	4,195	14,342	5,303	7,435	4,143
Royalty expense to Colt’s Manufacturing	—	—	—	3,600	650	—
Reorganization costs	—	—	—	1,211	333	—
Net settlement of litigation	—	—	(842)	2,619	—	—

Adjusted EBITDA	$4,081	$4,195	$13,500	$12,733	$8,418	$4,143

(7)	Our net income from continuing operations was negatively impacted by the effects of certain litigation. See Note 12 to our audited financial statements included elsewhere in this prospectus.

RISK FACTORS
      Before making an investment in our common stock you should carefully consider the risks described below, as well as the other information set forth in this prospectus, including our consolidated financial statements and related notes.
      Any of the risk factors described below could significantly and negatively affect our business, prospects, financial condition or operating results, which could cause the trading price of our common stock to decline and could cause you to lose all or part of your investment. Additional risks and uncertainties not presently known to us, or risks that we currently consider immaterial, may also impair our operations.
Risks Related to Our Business
We rely on contracts with U.S. government entities for a significant portion of our sales. The loss of such contracts would have a material adverse effect on our business.
      Our sales are predominantly derived from contracts with agencies of the Department of Defense. Approximately 54% of our sales for the year ended December 31, 2004, were made directly or indirectly to agencies of the U.S. government. The U.S. Army is moving toward a faster and lighter force, which might reduce funding for U.S. Army programs in which we participate. The U.S. Army may decide to phase out our M4 weapon systems. The loss of all or a substantial portion of our contracts with the U.S. government would significantly reduce our revenues. Additionally, the U.S. government has historically awarded certain programs to us on a sole-source basis. In the future it may open these programs to a competitive bidding process.
We depend on a dominant product for a majority of our revenues. A reduction in sales of this product would have a material adverse effect on our revenues.
      We derive a majority of our revenues from the sales of our M4 carbines. There can be no assurance as to how long the M4 carbine will continue to be the primary small arms weapon of the U.S. military. Even if the M4 carbine does remain the primary small arms weapon of the U.S. government, we cannot assure you that we will be successful in competing for contracts to produce the M4 carbine after our sole source agreement expires in June 2009. Although we own the TDPs for the M4 carbine and M16 rifle, that does not prevent other competitors from competing against us (after June 2009 in the case of the M4 carbine) in the production of these weapons. For example, another manufacturer has been a nonexclusive supplier to the U.S. government of M16 rifles since 1988. If we do not remain the primary supplier of M4 carbines to the U.S. military, it would have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows. Additionally, prior to June 2009, under limited circumstances the U.S. government may contract with another supplier to produce the M4 carbine such as in the event the U.S. government requires more M4 carbines than we have the capacity to produce.
The pending U.S. government solicitation for next generation small arms could adversely affect our business if we are not the winner.
      Since the mid 1990s, the U.S. government has been funding an initiative to develop more advanced light armaments known as the Objective Individual Combat Weapon program. The U.S. Army funded development and conducted field testing of a rifle produced by another manufacturer designated as the XM8 into 2004. However, in the 2005 Department of Defense budget, all funding for the development of the XM8 was removed. In May 2005, the U.S. Army issued a Request for Proposal, or RFP, for the Offensive Individual Combat Weapon — Increment I, or OICW. This RFP invites defense contractors to submit a technical and financial document package with sample weapons for the purpose of evaluating the next generation of modern modular weapon systems. The program requires one family of weapons that consists of the following four variants: standard carbine, special compact version, designated marksman version, or rifle, and light machine gun. We have already started the requisite work to complete and submit our response to the RFP, which is due on November 7, 2005. The solicitation states that the winning company will be awarded a low-rate initial production contract to produce up to 4,900 weapon systems and could receive an initial full-rate production contract to make more than 134,000 weapons. If this program results in the selection and funding of a replacement for the M4 carbine and M16 rifle and we are not the winner, our business, results of operations and liquidity could be materially adversely affected.
A reduction in the U.S. defense budget would have a material adverse effect on our business.
      The U.S. government may decide to reduce government defense spending in the programs in which we participate. The loss or significant reduction in government funding for any program in which we participate could materially adversely affect our sales and earnings and thus negatively affect our business.
We may lose money on our fixed unit price contracts.
      We provide our products and services primarily through fixed unit price contracts. In a fixed unit price contract, we provide our products and services at a predetermined price, regardless of the costs we incur. Accordingly, we must fully absorb cost overruns, notwithstanding the difficulty of estimating all of the costs we will incur in performing these contracts and in projecting the ultimate level of sales that we may achieve. Our failure to estimate costs accurately, control costs during performance or anticipate technical problems of a fixed unit price contract may reduce our profitability or cause a loss.
There are limited sources for some of our raw materials which may significantly impede our manufacturing obligations.
      The raw materials we use in manufacturing include steel, aluminum and petroleum-based resins. Should these materials become unavailable for any reason, we would be unable to replace them with materials of like weight and strength. We purchase steel for our rifle barrels from a single supplier. Events which disrupt our supplies of steel for a substantial period of time, such as the bankruptcy of our supplier, would require us to source steel from an alternative supplier and could have a material adverse effect on our financial condition and the results of our operations. If our supply of steel or of any of these materials were substantially reduced or cut off, or if there was a material increase in the price of these materials, our manufacturing operations could be adversely affected and our costs increased, and our business, financial condition, results of operations and liquidity could be materially adversely affected.
If our suppliers fail to adequately perform their contractual obligations, our prime contract performance and our ability to obtain future business could be materially and adversely impacted.
      We rely on suppliers to perform a portion of the work in respect of the products and services we are obligated to deliver to our customers. There is a risk that we may have disputes with these suppliers concerning a number of issues, such as the quality and timeliness of their work. The failure by one or more of our suppliers to satisfactorily deliver on a timely basis the agreed-upon supplies or services may materially and adversely impact our ability to perform our obligations and may result in the default termination of a government contract. A default termination could expose us to liability for the excess costs of reprocurement by the government and could have a material adverse effect on our ability to compete for future contracts and task orders.
If we lose key management or are unable to attract and retain qualified individuals required for our business, our operating results and growth may suffer.
      Two members of our management team had careers in the U.S. Marine Corps and are intimately familiar with the types of weapons required to complete combat missions both domestically and internationally. Losing the services of these or other members of our management team could harm our business and our expansion efforts. Our ability to operate our business is dependent on our ability to hire and retain technically skilled workers. Our workforce is aging, and competition for some qualified employees, such as engineering professionals, has intensified in recent years and may become even more competitive in the future. If we are unable to attract and retain qualified employees, our operating results, growth and ability to obtain future contracts could suffer.

Our manufacturing facilities may experience disruptions adversely affecting our financial position and results of operations.
      We currently manufacture our products at facilities in West Hartford, Connecticut and Kitchener, Ontario, Canada. Any natural disaster or other serious disruption at these facilities due to a fire or any other calamity could damage our capital equipment or supporting infrastructure and materially impair our ability to manufacture our products. Even a short time disruption in our production output could delay shipments and cause damage to relationships with our customers, causing them to reduce or eliminate the amount of products they purchase from us. Any such disruption could result in lost revenues, increased costs and reduced profits.
Our operating performance is heavily dependent upon the timing and delivery of products under our contracts.
      Our operating results and cash flow are materially dependent upon the timing of manufacturing and delivery of products under our contracts and on our ability to produce our products to meet our customers’ timetables. We do not recognize sales on a unit until we deliver and the customer accepts such unit. This may extend the period of time during which we carry inventory and may result in an uneven distribution of revenue from these contracts between periods. As a result, our period-to-period performance may fluctuate significantly, and you should not consider our performance during any particular period as indicative of longer-term results.
Our government contracts are subject to audit and our business could be adversely affected by a negative audit by government agencies.
      As a U.S. and Canadian government contractor, we are subject to financial audits and other reviews by the U.S. and Canadian governments of our costs, performance, accounting and general business practices relating to certain of our significant U.S. and Canadian government contracts. Like most government contractors, we are audited and reviewed on a continual basis. Based on the results of its audits, the U.S. and Canadian governments may challenge the price we have negotiated for our products. Although adjustments arising from government audits and reviews have not had a material adverse effect on our results of operations in the past, there can be no assurance that future audits and reviews would not have such effects. In addition, under U.S. and Canadian government purchasing regulations, some of our costs, including most financing costs, amortization of intangible assets, portions of our research and development costs, and some marketing expenses may not be reimbursable or allowed in our negotiation of fixed-price contracts. Further, as a U.S. and Canadian government contractor, we are subject to an increased risk of investigations, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities to which purely private sector companies are not, the results of which could have a material adverse effect on our operations.
Our U.S. and Canadian government contracts are multi-year contracts that are funded by government appropriations annually.
      We are a sole source, prime contractor to the U.S. Department of Defense and the Canadian Department of National Defence. Our primary contracts with the U.S. government are indefinite delivery indefinite quantity contracts under which the customer places orders at its discretion. Although these contracts have a four-year term, they are funded annually by government appropriations. The U.S. government’s termination of, or failure to place orders under, one or more of our contracts would have a negative impact on our operating results and financial condition.
      Our contracts with the Canadian Department of National Defence are awarded under a strategic source agreement between the Canadian government, Colt Canada and Colt Defense that was entered into in May 2005. This replaced an earlier agreement between the Canadian government and the predecessor of Colt Canada. The current strategic source agreement has a two-year term, which will renew automatically on an annual basis thereafter unless either party gives two years’ notice of termination. We also have a license agreement with the Canadian government, under which Colt Canada is the only approved contractor to manufacture weapons contracted for by the government under our strategic source agreement, though the Canadian government can replace Colt Canada as contractor, and we may not unreasonably withhold our consent to such a replacement. Additionally, we intend to enter into an annual consolidated contract with the Canadian Department of National Defence for engineering, technical publications, repair and overhaul work. Colt Canada conducts other weapons work for the Canadian Department of National Defence on an as required basis under discrete contracts. These contracts are funded annually by Canadian government appropriations. The Canadian government’s termination of, failure to enter into or failure to place orders under one or more of our contracts, or its replacement of Colt Canada as contractor, would have a negative impact on our operating results and financial condition.
Certain licenses or authorizations are required for us to sell our products overseas that we may not be able to receive or retain.
      Approximately 30% of our 2004 net sales were attributable to direct foreign sales. U.S. government licenses are required for us to export our products from the United States or Canada. In the case of certain sales of defense equipment to foreign governments, the U.S. government’s Executive Branch must notify Congress at least 30 days, depending on the location of the sale, prior to authorizing these sales. During this time, Congress may take action to block the proposed sale. We cannot be sure of our ability to obtain any licenses required to export our products or to receive authorization from the Executive Branch for sales to foreign governments. To the extent Colt Canada exports its products, it may require similar approval of the Canadian government. Failure to receive required licenses or authorization would hinder our ability to sell our products outside the United States or Canada.
Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand.
      Our design, manufacturing know-how, and patent and trademark rights are important assets for us. There are events that are outside of our control that pose a threat to our intellectual property rights. The efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time consuming.
      We face risks associated with our trademarks. For example, we have brought actions in Federal district court against Bushmaster Firearms, Inc., or Bushmaster, challenging Bushmaster’s manufacture, marketing, distribution and sale of M4 look-alike weapons. We have alleged trademark, trade dress, and patent infringement, together with unfair competition and false advertising. Bushmaster has filed a partial motion for summary judgment, challenging the validity of our registered M4 trademark and related rights, which we are opposing. If we are not successful in the Bushmaster litigation, it could adversely impact our ability to protect our trademark.
We may experience labor disruptions associated with the expiration of our collective bargaining agreements with our labor force in the U.S.
      As of April 3, 2005, we had approximately 380 U.S. employees. Approximately 74% of our U.S. employees are covered by collective bargaining agreements. The United Automobile, Aerospace & Agricultural Implement Workers of America, or UAW, represents our West Hartford work force and that collective bargaining agreement expires in May 2007. We believe that we have satisfactory relations with our unions and, therefore, anticipate reaching new agreements on satisfactory terms as the existing agreements expire or shortly thereafter. There can be no assurance, however, that new agreements will be reached without a work stoppage or strike or will be reached on terms satisfactory to us. In early April 2004, we locked out our UAW-represented employees for two weeks at our West Hartford manufacturing facility, in connection with the negotiation of a new collective bargaining agreement. A prolonged work stoppage or strike at either of our manufacturing facilities could have a material adverse effect on our results of operations.

Significant risks are inherent in the day-to-day operations of our business.
      The day-to-day activities of our business involve the operation of machinery and other operating hazards, including worker exposure to hazardous substances. As a result, our operations can cause personal injury or loss of life, severe damage to and destruction of property and equipment, and interruption of our business. The mechanical failure of our rifles can result in injuries, damages or death.
      We could be named as a defendant in a lawsuit asserting substantial claims upon the occurrence of any of these events. Although we maintain insurance protection in amounts we consider to be adequate, we cannot assure you that this insurance will be sufficient in coverage or effective under all circumstances or against all hazards to which we may be subject. If we are not fully insured against a successful claim, there could be a material adverse effect on our financial condition and result of operations.
Environmental laws and regulations may subject us to significant costs and liabilities.
      We are subject to various federal, state, local, provincial and foreign environmental laws and regulations, including those related to the discharge of hazardous materials into the air, water and soil and the generation, storage, treatment, handling, transportation, disposal, investigation and remediation of hazardous materials. Certain of these laws and regulations require our facilities to obtain and operate under permits or licenses that are subject to periodic renewal or modification. These laws, regulations or permits can require the installation of pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws, regulations or permit conditions can result in substantial fines or penalties.
      Under the November 4, 2002 asset contribution agreement pursuant to which we were formed, our predecessors and affiliates, New Colt and Colt’s Manufacturing, agreed to indemnify us against certain liabilities including certain environmental, health and safety liabilities relating to their operations, whether the liabilities arise before or after the contribution date. To the extent the obligations under this indemnity are challenged, if our indemnitors cannot fund these obligations or if these obligations are otherwise not satisfied, we could be required to incur environmental costs to remediate these liabilities and there can be no assurances these costs would not be material.
      Certain environmental laws impose joint, strict and several liability for the investigation and remediation of spills and releases of hazardous materials and damages to natural resources, without regard to negligence or fault on the part of the person being held responsible. In addition, certain laws require the investigation and remediation of contamination upon the occurrence of certain property transfers or corporate transactions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Certain Significant Transactions and Events — Planned Purchase of West Hartford Facility.” We are potentially liable under these and other environmental laws and regulations for the investigation and remediation of contamination at properties we currently or have formerly owned, operated or leased and at off-site locations where we have sent hazardous materials for treatment or disposal. We may also be subject to related claims by private parties alleging property damage and personal injury as a result of exposure to hazardous materials at or in the vicinity of these properties. Although we have not incurred material costs for environmental compliance since we were created in 2002, environmental litigation or remediation, new laws and regulations, stricter or more vigorous enforcement of existing laws and regulations, the discovery of unknown contamination or the imposition of new or more stringent clean-up requirements may require us to incur substantial costs in the future. As such, there is no assurance that we will not incur material costs in the future.
We may not have the ability to make acquisitions or to integrate acquisitions into our business.
      As part of our growth strategy, we intend to selectively pursue acquisitions. We consider strategic transactions from time to time and may be evaluating acquisitions or engaged in negotiations at any time. There is no assurance, however, that we will be able to effect acquisitions. If we enter into these transactions, we cannot be sure that we will realize the benefits we anticipate. In addition, we cannot be sure that we will be able to obtain additional financing for these transactions.

      The integration of any strategic acquisitions into our business may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations. Consummating these transactions could result in the incurrence of additional debt and related interest expense, as well as unforeseen liabilities, all of which could have a material adverse effect on our financial condition and operating results. In addition, we may be required to enter into novation agreements with the U.S. government in order to succeed to the U.S. government contracts of any acquired entity. Novation can be a lengthy process that often occurs after the consummation of an acquisition. Accordingly, our failure to obtain any required novation could have a material adverse effect on the value to us of an acquired business.
There may be potential undisclosed liabilities associated with acquisitions.
      We conduct due diligence in connection with each of our proposed acquisitions. In connection with any of our acquisitions, there may be liabilities that we fail to discover or that we inadequately assess in our due diligence efforts. In particular, to the extent that prior owners of any acquired businesses or properties failed to comply with or otherwise violated applicable laws or regulations, or failed to fulfill their contractual obligations to the U.S. or other governments or other customers, we, as the successor owner, may be financially responsible for these violations and failures and may suffer reputational harm or otherwise be adversely affected. The discovery of any material liabilities associated with our acquisitions could harm our operating results.
Government contracts are subject to competitive bidding.
      We obtain a portion of our U.S. government contracts through a competitive bidding process. We cannot assure you that we will win these contracts or that they will be profitable. We are also subject to risks associated with:

•	the frequent need to bid on programs in advance of the completion of their designs, which may result in unforeseen technological difficulties or cost overruns;

•	the substantial time and effort required to prepare bids and proposals for competitively awarded contracts that may not be awarded to us;

•	rapid technological obsolescence; and

•	the constant need for design improvement.
The defense industry is highly competitive, and this competitiveness may limit our ability to win and retain government contracts.
      We have significant domestic and international competition for government contracts. Some competitors have substantially greater financial, technical, marketing, manufacturing and distribution resources than we do. Our ability to compete for these contracts depends on our ability to offer better product performance than our competitors at a lower cost to the U.S. government and the readiness of our facilities, equipment and personnel to produce our products.
      Additionally, our U.S. government programs must compete for limited funding with programs managed by other defense contractors. Our competitors continually engage in efforts to expand their business relationship with the U.S. government and are likely to continue these efforts in the future. As a result, the U.S. government may use its resources to procure products from other defense contractors as opposed to purchasing our systems.

Our international operations subject us to risks that could materially adversely affect our results of operations and financial condition.
      Our strategy includes expansion of our international operations and export sales. In connection with these international operations and sales we are subject to risks, including the following:

•	devaluations and fluctuations in currency exchange rates;

•	potential violations of the Foreign Corrupt Practices Act by our employees or agents;

•	imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;

•	hyperinflation or political instability in the countries in which we operate or sell;

•	changes in interpretations of foreign regulations that may adversely affect our ability to repatriate profits to the United States;

•	potential imposition of trade or foreign exchange restrictions or increased tariffs;

•	imposition of limitations on conversions of foreign currencies into U.S. dollars;

•	U.S. arms export control regulations and policies that restrict our ability to supply foreign customers; and

•	changes in overall diplomatic and security relationships between the United States and various foreign countries.
      These and other associated risks are likely to become more significant to us if we expand our international operations. Although these risks have not had a material adverse effect on our financial condition or results of operations in the past, there is no assurance that these risks will not have a material adverse effect on our results of operations and financial position in the future.
Our U.S. government contracts contain termination provisions such that they can be cancelled by the government at its sole discretion.
      We are subject to business risks specific to companies engaged primarily in supplying defense-related equipment and services to the U.S. government. These risks include the ability of the U.S. government to unilaterally suspend or permanently prevent us from receiving new contracts or extending existing contracts based on violations or suspected violations of procurement laws or regulations, terminate our existing contracts, reduce the value of our existing contracts, change certain terms and conditions in our contracts and, under certain circumstances, prohibit the export of our products.
      The U.S. government can terminate contracts with us either for its convenience or if we default by failing to perform. Termination for convenience provisions generally would enable us to recover only our costs incurred or committed, and settlement expenses and profit on the work completed, prior to termination. Termination for default provisions do not permit these recoveries and make us liable for excess costs incurred by the U.S. government in procuring undelivered items from another source. Our contracts with foreign governments may contain similar provisions.
Employee misconduct could harm us and is difficult to detect and deter.
      As with other government contractors, we are faced with the possibility that our employees may engage in misconduct, fraud or other improper activities that may have adverse consequences on our prospects and results of operations. Misconduct by employees could include failures to comply with applicable government procurement regulations, violation of government requirements concerning the protection of classified information and misappropriation of government or third-party property and information. The occurrence of any of such employee activities could result in our suspension or debarment from contracting with the government procurement agency, as well as the imposition of fines and penalties, which would cause material harm to our business. It is not always possible to deter employee misconduct and the precautions we take to detect and prevent this activity may not be effective in all cases.
Risks Related To This Offering
Our share price may be volatile, and you may be unable to sell your shares at or above the offering price.
      The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	changes in projections of our operating results by securities analysts;

•	fluctuations in the valuation of companies perceived to be comparable to us; and

•	share price and volume fluctuations attributable to inconsistent trading volume levels or other factors.
      Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of shares of our common stock. If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could materially adversely affect us.
No public market for our common stock currently exists, and an active trading market may not develop or be sustained following this offering.
      Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration, which in turn could materially adversely affect our business.
If securities or industry analysts do not publish research reports about our business, or publish negative reports about our business, our stock price and trading volume could decline.
      The trading market for our common stock will depend, in part, on the research reports and ratings that securities or industry analysts publish about us, our business and the defense market in general. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock, our stock price may decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.
Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.
      The initial public offering price will be substantially higher than the tangible book value per share of shares of our common stock based on the total value of our tangible assets less our total liabilities immediately following this offering. Therefore, if you purchase shares of our common stock in this offering,

you will experience immediate and substantial dilution of approximately $           per share in the price you pay for shares of our common stock as compared to its tangible book value, assuming an initial public offering price of $           per share. To the extent outstanding options to purchase shares of common stock are exercised, there will be further dilution. For further information on this calculation, see “Dilution.”
Being a public company will increase our expenses and administrative burden.
      As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to create or revise the roles and duties of our board committees, adopt additional internal controls and disclosure controls and procedures, retain a transfer agent, adopt an insider trading policy and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws.
      In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the Securities and Exchange Commission, or SEC, and the New York Stock Exchange, or NYSE, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us, and our business may be harmed. We also expect that being a public company, along with these new rules and regulations, will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors (particularly to serve on our audit committee) and qualified executive officers.
Substantial future sales of our common stock in the public market could cause our stock price to fall.
      Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Upon completion of this offering, there will be                      shares of common stock outstanding, excluding approximately                      million shares of common stock underlying outstanding stock options, warrants and rights. Of these shares, shares of common stock expected to be sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, or Securities Act. The remaining shares of common stock outstanding after this offering will be available for sale, subject to the 180-day lock-up agreements under which our directors, executive officers and identified principal stockholders have agreed not to sell or otherwise dispose of their common stock in the public market, and the manner of sale and notice requirements and volume limitations on sales of stock contained in Rule 144 under the Securities Act.
      Any or all of these shares of common stock may be released prior to expiration of the 180-day lock-up period at the discretion of Banc of America Securities LLC. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline. Immediately following the 180-day lock-up period,                      shares of our common stock outstanding after this offering will become available for sale. The remaining shares of common stock will become available for sale at various times thereafter upon the expiration of one-year holding periods.

      In addition, beginning 180 and 365 days after this offering, the holders of approximately                     and                      shares of common stock, respectively, will be entitled to rights to cause us to register the sale of those stocks under the Securities Act. Registration of these shares of common stock under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Shares Eligible for Future Sale.”
Our principal stockholders and management own a significant percentage of our outstanding common stock and will be able to exercise significant influence over our affairs.
      Our executive officers, current directors and holders of five percent or more of our common stock, as of                                , beneficially owned approximately      % of our common stock based on the SEC’s rules for determining beneficial ownership. We expect that, upon the closing of this offering, that same group will continue to hold at least a majority of our outstanding common stock. Even after this offering, these stockholders will likely be able to determine the composition of our board of directors, retain the voting power to approve all matters requiring stockholder approval and continue to have significant influence over our operations. The interests of these stockholders may be different than the interests of other stockholders on these matters. This concentration of ownership could also have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common stock.
We are a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.
      Following the completion of this offering we will be deemed to be a “controlled company” under the rules of the NYSE. Under these rules, a company of which more than 50% of the voting power is held by a group is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating and governance committee be composed entirely of independent directors, (3) the requirement that the compensation committee be composed entirely of independent directors and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. We intend to rely on this exemption, and therefore we do not intend to have a majority of independent directors or nominating and compensation committees consisting entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE’s corporate governance requirements.
Provisions in our corporate governance documents as well as Delaware law may delay or prevent an acquisition of us that stockholders may consider favorable, which could decrease the value of your shares.
      Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include restrictions on the ability of our stockholders to remove directors, a classified board of directors and limitations on action by our stockholders by written consent. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to make an acquisition of us more difficult. Although we believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics and thereby provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders. For more information on these protective provisions, see “Description of Capital Stock” found elsewhere in this prospectus.

FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “potential,” “expect,” “intend,” “may,” “plan,” “project,” “will,” “should,” “could,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS
      We estimate that we will receive net proceeds of approximately $           million from the sale of shares in this offering after deducting underwriting discounts and estimated offering expenses.
      We intend to use $           million of the net proceeds from this offering:

•	to repay in full the Restructuring Notes we will issue to certain of our existing stockholders in connection with the Internal Restructuring, which Restructuring Notes will bear interest at a rate equal to the short-term applicable federal rate (AFR) for federal income tax purposes, which is currently % per annum;

•	to repay outstanding indebtedness of $ million under our senior secured credit facility, which indebtedness is described more fully below;

•	to fund all or a portion of the costs of any acquisitions of complementary businesses we determine to pursue in the future, although we cannot assure you that we will be able to successfully identify or consummate any such acquisitions; and

•	for working capital and other general corporate purposes.
      Pending use of the net proceeds described above, we intend to invest the net proceeds of this offering, not used to repay indebtedness, in United States government securities and money market instruments.
      The Restructuring Notes and accrued interest thereon will be repayable upon demand in an aggregate amount equal to $          from the net proceeds from this offering. See “Internal Restructuring.” If the underwriters exercise their over-allotment option, we intend to use the net proceeds to make additional payments to our existing stockholders.
      On May 20, 2005, Colt Defense LLC entered into a senior secured credit facility with an aggregate principal amount of up to $65.0 million as set forth below:

•	$10.0 million three-year revolving credit facility, which includes a $2 million sublimit for the issuance of standby letters of credit;

•	$25.0 million three-year term loan facility (Term A Facility);

•	$14.0 million three-year term loan facility (Term B Facility); and

•	$16.0 million three-year term loan facility and available to our Canadian subsidiary, Colt Canada, which is denominated in Canadian dollars (Term C Facility).
      Term Loan A of the facility ($25.0 million) was used to repay our existing debt of $25.0 million; we used Term Loan B ($14.0 million) and $2.1 million of our $10.0 million revolver to pay a special distribution to the members of Colt Defense LLC of $16.1 million and we used Term Loan C ($16.0 million) to pay for our acquisition of Colt Canada.
DIVIDEND POLICY
      We do not currently intend to pay any cash dividends on our common stock, and instead intend to retain earnings, if any, for future operation and expansion. The amounts available to us to pay dividends are restricted by our senior secured credit facility, under which we do not have the ability to pay cash dividends on our common stock. See “Description of Capital Stock — Description of Indebtedness” for a more complete description of our senior secured credit facility. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

      For 2003, Colt Defense LLC paid distributions to Colt’s Manufacturing of $3.9 million. For 2004, Colt Defense LLC paid distributions to its members of $11.4 million, as well as tax distributions to its members of $3.9 million. In April 2005, Colt Defense LLC paid tax distributions to its members of $1.1 million for 2005. At the closing of our senior secured credit facility in May 2005, Colt Defense LLC made a special distribution of $16.1 million to its members. In addition, prior to the consummation of this offering, we will pay a distribution to our members to pay their allocable portion of taxes on our profits up to the date of our Internal Restructuring.

CAPITALIZATION
      The following table sets forth our capitalization as of April 3, 2005:

•	on an actual basis for Colt Defense LLC;

•	on a pro forma basis for Colt Defense Inc. to reflect (1) the incurrence of $65.0 million of debt under our senior secured credit facility and the payment of a $16.1 million dividend to the members of Colt Defense LLC on May 20, 2005 and (2) the Internal Restructuring;

•	on a pro forma basis for Colt Defense Inc., as adjusted to reflect:

•	the sale by us of shares of common stock in this offering at an assumed price of $ , the mid-point of the estimated price range shown on the cover page of this prospectus, after deducting underwriting discounts and estimated offering expenses;

•	the application of the estimated net proceeds of this offering as described under “Use of Proceeds”; and

•	the issuance of shares of common stock to our existing stockholders that we will make to the extent the underwriters do not exercise their over-allotment option as described under “Internal Restructuring.”
      The following table excludes:

•	shares of common stock issuable upon exercise of options outstanding as of April 3, 2005 under our 2003 management option incentive plan, with a weighted average exercise price of $ per share; and

•	additional shares of common stock reserved for issuance under our employee incentive plan following the completion of this offering.
      You should read this table in conjunction with “Internal Restructuring,” “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of April 3, 2005

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(unaudited)
	($ in thousands, except per share data)
Cash and cash equivalents	$1,775	$1,775	$

Debt:
Notes payable to affiliates(1)	$—	$—	$
Long-term debt	25,143	39,143

Total debt	25,143	39,143

Members’ equity (deficit)	(11,231)	(28,301)
Notes receivable	(10,966)	(10,966)	—
Capital stock:
Preferred stock; $0.01 par value; shares authorized; no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Common stock; $0.01 par value; shares authorized; shares issued and outstanding, pro forma and shares issued and outstanding pro forma as adjusted	—	—
Additional paid-in capital	—	—
Accumulated deficit	—	—
Accumulated other comprehensive loss	(3,028)	(3,028)

Total members’ equity and stockholders’ equity	(25,225)	(42,295)

Total capitalization	$(82)	$(3,152)	$

(1)	Represents the Restructuring Notes. $ of the proceeds from this offering will be used to repay the Restructuring Notes in full.

DILUTION
      If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of common stock upon completion of this offering.
      Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering will exceed the net tangible book value per share of common stock after the offering. The net tangible book value per share presented below is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities as of April 3, 2005, divided by the number of shares of our common stock that would have been held by our existing stockholders as of April 3, 2005, had the Internal Restructuring been completed and had we effected the issuance of shares of common stock to our existing stockholders that we will make if and to the extent the underwriters do not exercise their over-allotment option as described under “Internal Restructuring.” On a pro forma basis, after giving effect to (1) the Internal Restructuring and (2) the sale by us of shares of common stock in this offering at an assumed initial public offering price of $           per share, the mid-point of the price range on the cover of this prospectus, after deducting underwriting discounts and estimated offering expenses and the application of the estimated net proceeds of this offering as described under “Use of Proceeds,” our pro forma net tangible book value as of April 3, 2005 would have been $ million, or $           per share of common stock. This represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $           per share to the existing stockholders and an immediate dilution in net tangible book value of $           per share to new investors.
      The following table illustrates this per share dilution:

Assumed initial public offering price per share		$

Pro forma net tangible book value per share as of April 3, 2005	$

Increase in pro forma net tangible book value per share attributable to investors in this offering	$

Pro forma net tangible book value per share after this offering		$

Dilution per share to new investors(1)		$

(1)	Dilution is determined by subtracting net tangible book value per share after giving effect to the offering from the initial public offering price paid by a new investor.
     We will reduce the number of shares that we will issue to our existing stockholders in the stock issuance described above by the number of shares sold to the underwriters, if any, pursuant to their over-allotment option. We will also make a cash payment to our existing stockholders equal to the net proceeds we receive from the sale of our shares in the over-allotment option. Accordingly, our pro forma net tangible book value will not be affected by the underwriters’ exercise of their over-allotment option. The following table summarizes, on a pro forma basis as of April 3, 2005, after giving effect to the transactions described above, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing stockholders and by new investors purchasing shares in this offering:

Total
	Shares Purchased			Consideration
Average Price
	Number	Percent		Amount	Percent		Per Share

Existing stockholders(2)			%	$		%	$
New investors			%			%

Total		100%			100%

(2)	Total consideration and average price per share paid by existing stockholders does not give effect to (1) the $16.1 million distribution made to holders of common units of Colt Defense LLC in May 2005 using proceeds from the senior secured credit facility or (2) the repayment of the Restructuring Notes using the net proceeds from this offering. If the table were adjusted to give effect to these payments, total consideration for shares of existing stockholders would be $ , with an average share price of $ .

     The discussion and tables set forth above also exclude:

•	approximately shares of our common stock issuable upon the exercise of options and rights outstanding as of April 3, 2005; and

•	approximately additional shares of common stock reserved for future grants under our equity compensation plans.
      To the extent outstanding options and rights are exercised, there will be further dilution to new investors. See “Management — Stock Option and Other Benefit Plans,” “Shares Eligible For Future Sale — Stock Options” and “Internal Restructuring.” In addition, we may choose to raise additional capital due to market conditions or strategic consideration even if we believe we have sufficient funds for our current or future operation plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

INTERNAL RESTRUCTURING
      Immediately prior to the effectiveness of the registration statement of which this prospectus is a part, we will complete a series of transactions for the purpose of transitioning from an organizational structure in which our top-tier company is a limited liability company to a structure in which our top-tier company is a corporation, which we refer to collectively as our “Internal Restructuring.” Following the Internal Restructuring, the current members of Colt Defense LLC will be stockholders of our new top-tier company Colt Defense Inc., which is issuing shares of its common stock to the public in this offering. We originally formed our organization as a tiered structure of companies, with Colt Defense LLC as the top-tier limited liability company, in order to maximize the tax benefits to our members of a flow-through tax structure. However, these benefits are generally not available to owners of publicly traded limited liability companies. Furthermore, because, in our view, publicly traded limited liability companies are not common or easily understood, we believe that the conversion of our structure from a limited liability company to a corporation will facilitate investors’ understanding of our capital and governance structures and make us more easily comparable to the other publicly traded defense companies, all of which are corporations. The principal Internal Restructuring transactions, to be effected pursuant to the terms of our Internal Restructuring Agreement, are summarized below:

•	Members of Colt Defense LLC who have issued Stockholder Promissory Notes will satisfy notes by surrendering units of Colt Defense LLC equal to the amount due at the time of payment. See “Certain Relationships and Related Party Transactions — Transactions with Affiliates Involving Securities” for information regarding the Stockholder Promissory Notes.

•	All members of Colt Defense LLC (other than the Colt Defense Employee Plan Holding Corp., or Plan Holding Corp.) will contribute all of their membership interests in Colt Defense LLC to us in exchange for shares of our common stock, Restructuring Notes in an aggregate principal amount of $ million and the right to participate in the over-allotment option.

•	Colt Defense Employee Profit Sharing Plan, or Colt Defense Sharing Plan, which owns all of the outstanding shares of stock of Plan Holding Corp., will contribute all of the shares of common stock of Plan Holding Corp. to Colt Defense LLC in exchange for shares of our common stock, Restructuring Notes in the aggregate principal amount of $ and the right to participate in the over-allotment option.

•	If the underwriters exercise their over-allotment option to purchase additional shares of common stock from us, the cash to be paid to our existing stockholders in the Internal Restructuring will be increased by the proceeds to us of any additional shares sold to the underwriters, after deducting underwriting discounts and commissions.

•	If the underwriters do not exercise their over-allotment option in full, then the aggregate number of shares of common stock that we will issue to our existing stockholders in the Internal Restructuring will be increased by the number of shares subject to the over-allotment option that are not purchased by the underwriters.

•	On the closing date of this offering, we will use $ of the net proceeds from this offering to repay the Restructuring Notes in full. The aggregate principal amount of the Restructuring Notes and accrued interest thereon will be equal to $ of the net proceeds from this offering.
      Consummation of the transactions contemplated in the Internal Restructuring Agreement is a condition to the closing of this offering. The closing under the Internal Restructuring is subject to certain conditions including, among others, (1) the approval of our lenders to amend our credit facility to permit the Internal Restructuring, and (2) the absence of any law, regulation, injunction or order prohibiting the consummation of the Internal Restructuring.

      The following diagram depicts our ownership and structure prior to our transition to a corporate structure and immediately following the completion of the Internal Restructuring transactions described above and this offering:
STRUCTURE PRIOR TO INTERNAL RESTRUCTURING AND THIS OFFERING

STRUCTURE FOLLOWING INTERNAL RESTRUCTURING

(1)	Assuming 100% participation in the Restructuring Notes.

UNAUDITED PRO FORMA FINANCIAL INFORMATION
      The following unaudited pro forma financial information has been derived by application of pro forma adjustments to the historical financial statements of Colt Defense LLC included elsewhere in this prospectus.
      The historical financial information as of April 3, 2005 and for the three months then ended and for the year ended December 31, 2004 for Colt Defense Inc. has been derived from Colt Defense LLC’s historical financial statements. The following unaudited pro forma financial data gives effect to the following items:

•	the Internal Restructuring;

•	the refinancing of our debt and the payment of a special distribution of $16.1 million;

•	the treatment of Colt Defense LLC as a corporate tax paying entity; and

•	the sale by us of shares of common stock at per share, the mid-point of the assumed offering range, and the application of the net proceeds to us of approximately $ from this offering.
      The unaudited pro forma balance sheet data is presented as if these transactions had occurred as of April 3, 2005 and the unaudited pro forma statement of operations and other data for the three months ended April 3, 2005 and the year ended December 31, 2004 are presented as if these transactions had occurred on the first day of the period presented.
      The unaudited pro forma financial information and related notes are presented for informational purposes only and do not purport to represent what our financial position or results of operations would actually have been if the transactions had in fact occurred on the dates discussed above. They also do not project or forecast our financial position or results of operations for any future date or period.
      The unaudited pro forma financial information should be read together with our historical financial statements and related notes included elsewhere in this prospectus and with the information set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The pro forma adjustments are based on available information and upon assumptions that we believe are reasonable. However, we cannot assure you that actual results will not differ from the pro forma information and perhaps in material and adverse ways.

COLT DEFENSE INC.
UNAUDITED PRO FORMA BALANCE SHEET AS OF
APRIL 3, 2005(1)
(dollars in thousands)

		Debt
		Refinancing					Adjustment
		and Special		Recapital-	Internal		for this		Colt Defense
	Historical(2)	Dividend		ization	Restructuring		Offering		Pro Forma

CURRENT ASSETS
Cash and cash equivalents	$1,775	$—		$1,775	$—		$14,750		$16,525
Restricted cash	563	—		563	—		—		563
Accounts receivable, net	6,190	—		6,190	—		—		6,190
Inventories	4,973	—		4,973	—		—		4,973
Other current assets	1,636	—		1,636	—		—		1,636

Total current assets	15,137	—		15,137	—		14,750		29,887
Net property and equipment	1,237	—		1,237	—		—		1,237
Goodwill	4,175	—		4,175	—		—		4,175
Intangible assets	3,023	—		3,023	—		—		3,023
Deferred license fees	1,891	—		1,891	—		—		1,891
Deferred financing costs	970	(970	)(3)	—	—		—		—
Business acquisition costs	762	—		762	—		—		762
Intangible pension asset	816	—		816	—		—		816
Deferred tax assets	—	—		—	17,000	(7)	—		17,000
Other assets	591	—		591	—		—		591

TOTAL ASSETS	$28,602	$(970)		$27,632	$17,000		$14,750		$59,382

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$59	$2,100	(4)	$2,159	—		—		$2,159
Accounts payable and accrued expenses	10,443	—		10,443	—		—		10,443
Other	4,211	—		4,211	—		—		4,211

Total current liabilities	14,713	2,100		16,813	—		—		16,813
Long-term debt	25,143	14,000	(4)	39,143	—		(39,000	) (8)	143
Accrued employee benefit costs	12,900	—		12,900	—		—		12,900
Restructuring notes	—	—		—	15,000	(5)	(15,000)		—
Other	1,071	—		1,071	—		—		1,071

Total Liabilities	53,827	16,100		69,927	15,000		(54,000)		30,927
SHAREHOLDERS’ EQUITY
Members’ equity	(11,231)	(17,070)		(28,301)	17,000	(5)	68,750	(8)	57,449
Notes receivable	(10,966)	—		(10,966)	10,966	(6)	—		—
Accumulated other comprehensive loss	(3,028)	—		(3,028)	—		—		(3,028)
Treasury stock	—	—		—	(25,966)		—		(25,966)

Total shareholders’ equity	(25,225)	(17,070)		(42,295)	2,000		68,750		28,455

TOTAL LIABILITIES and SHAREHOLDERS’ EQUITY	$28,602	$(970)		$27,632	$17,000		$14,750		$59,382

The accompanying notes are an integral part of the Unaudited Pro Forma Financial Information.

COLT DEFENSE INC.
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED APRIL 3, 2005(1)
(dollars in thousands)

	Colt			Adjustment
	Defense			for this		Colt Defense
	Historical(9)	Recapitalization		Offering		Pro Forma

Net sales	$21,609	$—		$—		$21,609
Cost of sales	14,622	—		—		14,622

Gross profit	6,987	—		—		6,987
Selling and commissions	1,270	—		—		1,270
General and administrative	1,459	—		(62	)(11)	1,397
Litigation costs	625	—		—		625

Operating income	3,633			62		3,695
Other expenses (income):
Interest expense	1,060	(116	)(10)	(647	)(11)	297
Royalty income	(219)	—		—		(219)
Other, net	(108)	—		—		(108)

Income before income taxes	2,900	116		709		3,725
Income tax expense	22	46	(12)	1,417	(12)	1,485	(12)

Net income	$2,878	$70		$(708)		$2,240

Earnings per share, assuming dilution (12)
Depreciation and amortization	$121	$—		$—		$121
Interest expense	1,060	(116)		(647)		297
Income tax expense	22	46		1,417		1,485
Litigation costs	625	—		—		625
The accompanying notes are an integral part of the Unaudited Pro Forma Financial Information.

COLT DEFENSE INC.
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004(1)
(dollars in thousands)

				Adjustment
				for this		Colt Defense
	Historical(9)	Recapitalization		Offering		Pro Forma

Net sales	$75,135	$—		$—		$75,135
Cost of sales	50,376	—		—		50,376

Gross Profit	24,759	—		—		24,759
Selling and commissions	5,981	—		—		5,981
General and administrative	5,576	—		(250	)(11)	5,326
Litigation costs	936	—		—		936

Operating profit	12,266	—		250		12,516
Other expenses (income):
Interest expense	3,735	(198	)(10)	(2,587	) (11)	950
Prepayment discounts	(842)	—		—		(842)
Royalty income	(759)	—		—		(759)
Other, net	30	—		—		30

Income before income taxes	10,102	198		2,837		13,137
Income tax expense	74	78	(12)	5,086	(12)	5,238	(12)

Net income	$10,028	$120		$(2,249)		$7,899

Earnings per share, assuming dilution (13)
Depreciation and amortization	$505	$—		$—		$505
Interest expense	3,735	(198)		(2,587)		950
Income tax expense	74	78		5,086		5,238
Litigation costs	936	—		—		936
The accompanying notes are an integral part of the Unaudited Pro Forma Financial Information.

COLT DEFENSE INC.
NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION
      The Unaudited Pro Forma Financial Information assumes an initial public offering price of $           per share, the midpoint range set forth on the cover page of this prospectus. All share amounts and exercise prices will be adjusted to reflect the Internal Restructuring.

(1)	The Unaudited Pro Forma Financial Information does not reflect the acquisition of Colt Canada.

(2)	Reflects the unaudited historical balance sheet of Colt Defense LLC.

(3)	Reflects the write-off of the deferred financing costs related to our previous credit facility, which was replaced by our new senior secured credit facility on May 20, 2005.

(4)	In May 2005, we obtained a new $65.0 million senior secured credit facility. We used Term Loan B ($14.0 million) and $2.1 million of our $10.0 million revolver of the senior secured credit facility to pay a special distribution to the members of Colt Defense LLC of $16.1 million.

(5)	Reflects the Restructuring Notes and accrued interest. The aggregate principal amount of the Restructuring Notes and accrued interest thereon will be equal to $ . $ of the net proceeds from this offering will be used to repay the Restructuring Notes in full. See “Internal Restructuring.”

(6)	Reflects the repayment of the Stockholder Promissory Notes from unit holders of Colt Defense LLC of $11.0 million in exchange for the re-purchase of units of Colt Defense LLC by us from these employees.

(7)	Prior to this offering, Colt Defense LLC was a limited liability company taxed as a partnership for Federal income tax purposes. This adjustment reflects the deferred tax assets and liabilities for the estimated U.S. Federal and state income tax impact of the differences between the tax basis and financial reporting carrying values of the assets and liabilities of Colt Defense LLC. The excess of tax basis over the financial reporting carrying value of assets and liabilities is $22.7 million. See Note 2 to our audited financial statements included elsewhere in this prospectus. This creates a net deferred tax asset of $9.0 million. Of this asset, $7.8 million will be recorded as a benefit from income taxes and $1.2 million, related to the minimum pension liability, will adjust accumulated other comprehensive income. In addition, there is an increase in deferred tax assets (estimated to be approximately $8.0 million) recognized upon consummation of the Internal Restructuring related to the excess of the tax basis of our investment in the shares purchased from certain of our stockholders over our financial statement carrying value upon consummation of the Internal Restructuring. We intend to obtain an appraisal to support this valuation and, accordingly, the actual amount recorded may differ as a result. This benefit will be recorded to contributed capital. The estimated tax rate of 39.875% is computed using the Connecticut state tax rate of 7.5% and the statutory Federal rate of 35% as required by U.S. GAAP. We qualify as a manufacturer under The American Jobs Creation Act of 2004 and, therefore, our future Federal tax rate could be lower than 35%. In accordance with the limited liability agreement of Colt Defense LLC, distributions will be made to its members equal to 45% of taxable income up to the date of the Internal Restructuring.

(8)	Reflects our offering of shares of common stock and estimated use of the net proceeds to repay our debt. Does not reflect any charge we will incur because it is not recurring. We will incur a charge of $2.0 million related to the immediate vesting of 5,310 unexercised stock options granted in December 2004 and in the second quarter of 2005 and $0.7 million related to vested options.

(9)	Reflects the historical results of operations of Colt Defense LLC.

(10)	Reflects the reduction of interest expense with an annual impact of $1.2 million resulting from our refinancing of our existing term loan with Term Loan A net of the interest expense related to Term Loan B and the draws on the revolver under our senior secured credit facility to pay a special distribution to the members of Colt Defense LLC.

COLT DEFENSE INC.
NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION — (Continued)

(11)	Reflects the reduction in interest expense from the repayment of outstanding indebtedness under our senior secured credit facility with proceeds from this offering. Coincident with this offering, the management fee with Sciens Management of $0.25 million annually will be settled for a one-time termination fee of $1.0 million.

(12)	Reflects the income tax impact of the operations and adjustments described herein at the estimated tax rate of 39.875%, which is the Connecticut state tax rate of 7.5%, net of Federal tax benefit, and the U.S. statutory rate of 35%.

(13)	Diluted earnings per share is computed based on pro forma number of common shares outstanding of Colt Defense LLC of . This is based on the units outstanding at April 3, 2005 of 152,048 adjusted to reflect: (1) the 300 options granted December 2004 which become vested upon consummation of this offering and 5,010 options granted in the second quarter of 2005 (which all become vested upon the consummation of this offering), (2) to reflect the dilutive effect of the 2003 options outstanding of 1,826 at April 3, 2005 (which are all fully vested), and (3) to reflect the shares of common stock issued by us in this offering of .

SELECTED FINANCIAL DATA
      The following tables present our historical financial and operating data as of the dates or for the periods indicated. Except as otherwise described below, the selected financial and operating data relate to Colt Defense LLC. The selected financial data as of and for the years ended December 31, 2004, 2003 and 2002 are derived from Colt Defense LLC’s audited financial statements. The selected financial data for the three months ended April 3, 2005 and April 4, 2004 are derived from Colt Defense LLC’s unaudited financial statements, which in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results for the unaudited interim periods. The financial data as of and for the years ended December 31, 2001 and 2000 was derived from the unaudited financial statements of our predecessor, which are not included in this prospectus. In order to facilitate this offering, we will consummate the Internal Restructuring in which Colt Defense Inc. will become the successor to Colt Defense LLC for accounting purposes. The selected financial data presented below are not necessarily indicative of the results of future operations and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited financial statements and notes thereto that are included elsewhere in this prospectus.

	Three Months Ended
			Year Ended December 31,
	April 3,	April 4,
	2005	2004	2004	2003	2002	2001	2000

	(unaudited)	(unaudited)				(unaudited)	(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Net sales	$21,609	$18,896	$75,135	$66,682	$53,329	$42,008	$57,737
Cost of sales	14,622	12,340	50,376	45,161	39,768	35,555	46,883

Gross profit	6,987	6,556	24,759	21,521	13,561	6,453	10,854
Selling and commissions	1,270	1,277	5,981	4,819	3,732	5,023	5,497
General and administrative	1,459	1,297	5,576	4,312	3,300	3,298	3,498
Litigation costs	625	—	936	—	—	—	—
Noncash stock compensation	—	—	—	602	—	—	—

Operating income	3,633	3,982	12,266	11,788	6,529	(1,868)	1,859
Interest expense	1,060	888	3,735	1,582	1,446	1,550	3,464
Reorganization costs	—	—	—	1,211	333	—	—
Net settlement of litigation	—	—	(842)	2,619	—	—	—
Royalty income	(219)	(80)	(759)	(381)	(429)	(493)	—
Royalty expense to Colt’s Manufacturing	—	—	—	3,600	650	—	—
Other	(108)	—	30	(126)	(650)	511	460

Income (loss) before income taxes	2,900	3,174	10,102	3,283	5,179	(3,436)	(2,065)
Income tax expense (benefit)	22	8	74	38	(222)	49	—

Net income (loss)(1)	$2,878	$3,166	$10,028	$3,245	$5,401	$(3,485)	$(2,065)

Earnings per unit (assuming dilution)(2)	$18.26	$20.73	$63.63	$32.72	$122.42	$(78.99)	$(46.81)
Balance Sheet Data (end of period):
Cash	$1,775	$1,402	$314	$24,268	$172	$212	$57
Restricted cash	563	559	562	558	506	648	760

	Three Months Ended
			Year Ended December 31,
	April 3,	April 4,
	2005	2004	2004	2003	2002	2001	2000

	(unaudited)	(unaudited)				(unaudited)	(unaudited)
	(in thousands, except per share data)
Current assets other than cash	12,799	17,195	23,579	11,266	13,279	8,863	11,918
Current liabilities other than debt	14,654	14,791	18,569	14,361	13,400	13,723	17,148
Total assets	28,602	31,900	37,704	47,461	23,901	20,485	24,901
Short-term debt	59	4,678	6,568	11,027	1,184	251	352
Long-term debt	25,143	25,027	25,162	25,075	11,449	10,811	16,364
Accrued benefit costs	12,900	13,915	13,194	14,190	13,555	13,593	12,024
Other long-term liabilities	1,071	4,144	1,274	4,190	5,300	4,833	247
Total liabilities	53,827	62,555	64,767	68,843	44,888	43,211	46,135
Members’ deficit	(25,225)	(30,655)	(27,063)	(21,382)	(20,987)	(22,726)	(21,234)
Other Financial Data (Unaudited):
EBITDA(3)	$4,081	$4,195	$14,342	$5,303	$7,435	$(142)	$3,228
Adjusted EBITDA	$4,081	$4,195	$13,500	$12,733	$8,418	$(142)	$3,228
Litigation expense (included in EBITDA and Adjusted EBITDA)(4)	$625	$—	$936	$—	$—	$—	$—

(1)	There is no provision for Federal and State income taxes reflected, as Colt Defense LLC is treated as a partnership for tax purposes. All operating results of Colt Defense LLC have been allocated to our investors. Subsequent to the Internal Reorganization, the income of Colt Defense Inc. will be taxed at the corporate level. The only income taxes the company pays are for foreign withholding taxes related to its royalty income.

(2)	Diluted earnings per unit are based on the weighted average number of units outstanding during the period adjusted to add the weighted-average number of potentially dilutive units that would have been outstanding upon the assumed exercise of the stock options and warrants issued in 2003 and adjusted for the December 2004 stock option grant and the option grants from the second quarter of 2005. The December 2004 option grant and the option grants from the second quarter of 2005 are considered nominal issuances and the underlying units are included in diluted earning per unit for all periods presented. Loss per unit for the predecessor was calculated utilizing weighted average units — assuming dilution for 2002.

(3)	EBITDA and Adjusted EBITDA are not financial measures under U.S. GAAP. We use EBITDA and Adjusted EBITDA as supplemental financial measures. EBITDA is defined as net income before interest, income taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before one-time items. We believe EBITDA and Adjusted EBITDA are useful financial performance measures for our equity holders and us and are a complement to net income determined in accordance with U.S. GAAP. Because it excludes interest and income taxes, EBITDA provides insight with respect to our ongoing operating results irrespective of our capital structure and because it excludes depreciation and amortization, EBITDA provides a basis for measuring our financial performance unrelated to historical cost or carrying value of long-lived assets. Because it excludes one-time items, Adjusted EBITDA provides a benchmark for comparing operating results between periods. EBITDA and Adjusted EBITDA do not measure the capital we require to maintain our fixed assets and does not take into account the total amount of interest we pay on outstanding debt nor does it show trends in interest costs due to changes in our borrowings or changes in interest rates. Non-U.S. GAAP measures such as EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for U.S. GAAP measures. EBITDA and Adjusted EBITDA do not represent cash generated from operating activities determined in accordance with U.S. GAAP and should not be considered as an alternative to operating income, income before income taxes or net income determined in accordance with U.S. GAAP as an indicator of performance or as an alternative to cash flows from operating activities as an indicator of liquidity. We note that EBITDA reporting is required by our lenders to assist them in understanding our operating performance. The amounts shown for EBITDA as presented herein are different from the amounts calculated under the EBITDA used in our senior secured credit facility. EBITDA as defined in our senior secured credit facility is equal to Adjusted

EBITDA above plus any litigation costs incurred in connection with our litigation with Bushmaster, nonrecurring expenses associated with certain “permitted acquisitions” under our senior secured credit facility, stock-based compensation expense and any management fees paid to Sciens Management.

     The following table presents a reconciliation of EBITDA and Adjusted EBITDA to net income:

	Colt Defense LLC					Predecessor

	Three Months
	Ended		Year Ended December 31,			Year Ended December 31,

	April 3,	April 4,
	2005	2004	2004	2003	2002	2001	2000

						(unaudited)	(unaudited)
Net income	$2,878	$3,166	$10,028	$3,245	$5,401	$(3,043)	$(1,744)
Interest expense	1,060	888	3,735	1,582	1,446	1,550	3,464
Income tax expense	22	8	74	38	(222)	—	—
Depreciation and amortization(a)	121	133	505	438	810	1,351	1,508

EBITDA	4,081	4,195	14,342	5,303	7,435	(142)	3,228
Royalty expense to Colt’s Manufacturing	—	—	—	3,600	650	—	—
Reorganization costs	—	—	—	1,211	333	—	—
Net settlement of litigation	—	—	(842)	2,619	—	—	—

Adjusted EBITDA	$4,081	$4,195	$13,500	$12,733	$8,418	$(142)	$3,228

(a)	See Note 2 to our audited financial statements included elsewhere in this prospectus.

(4)	Our net income from continuing operations was negatively impacted by the effects of certain litigation. See Note 12 to our audited financial statements included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION
      You should read the following discussion and analysis in conjunction with our combined financial statements and related notes, our “Unaudited Pro Forma Financial Information,” and our “Selected Financial Data” included elsewhere in this prospectus. The historical financial information discussed below is for Colt Defense LLC and subsidiaries, which was our top-tier company prior to our Internal Restructuring.
Overview
      We are a leading designer, developer and manufacturer of small arms and weapon systems for the U.S. military, its allies and federal, state and local law enforcement agencies. Our products include military rifles, such as the M4 carbine rifle and its predecessor, the M16 rifle, auxiliary weapon systems, such as the M203 grenade launcher, and rifles for law enforcement agencies around the world. We also refurbish, recondition and repair these weapons, and produce spare parts and component kits such as barrels, springs, screws, handguards, upper receivers and buttstocks. In addition, we provide centralized procurement and training services. We have produced for, and sold to (or have orders for), the U.S. and allied militaries approximately seven million M16 and 340,000 M4 weapons.
      Prior to November 4, 2002, we operated as a division of Colt’s Manufacturing, which was a wholly owned subsidiary of New Colt. On November 4, 2002, New Colt and Colt’s Manufacturing contributed the assets and liabilities comprising our business to a newly formed limited liability company as a first step of a two-step reorganization process. On June 3, 2003, the second step of the reorganization took place in which Colt’s Manufacturing was itself converted to a limited liability company, and the ownership interest in our company was distributed to the stockholders of New Colt. See “Certain Relationships and Related Party Transactions — Reorganization” and Note 1 to our audited historical financial statements for more information about our reorganization.
      As discussed below, in connection with the reorganization we recorded one-time reorganization costs of $0.3 million in 2002 and $1.2 million in 2003. Also in connection with the reorganization, as discussed below, in January 2004 we entered into a new 20-year paid up license agreement (with successive five-year extensions at our option with the payment of $0.25 million upon each extension) with Colt’s Manufacturing, for our use of certain trademarks and trade names. See “— Other Expense (Income).”
      Since November 4, 2002 and for the remainder of the periods covered by the financial statements included in this prospectus, Colt Defense LLC has operated as a limited liability company. As a result, it was not subject to federal or most state income taxes. Rather, its members were taxed on their proportionate share of our taxable income during such periods. Concurrently with the consummation of this offering, our top-tier company will be a tax paying entity. This will have an impact on our financial results for subsequent periods as discussed below under “— Income Tax Expense.”
Internal Restructuring and Offering
      Immediately prior to the effectiveness of the registration statement of which this prospectus is a part, we will complete a series of transactions in connection with our Internal Restructuring for the purpose of transitioning our top-tier company from a limited liability company to a corporation. See “Internal Restructuring.” As a result of this offering and our Internal Restructuring, we will incur additional expenses that we have not incurred in the past, including expenses associated with compliance with corporate governance and periodic financial reporting requirements for public companies. Moreover, our income will be subject to income tax.
      As a result of the repayment of our existing indebtedness with the proceeds from our new senior secured credit facility, we will incur a write-off of our existing deferred financing costs (approximately $1.0 million at April 3, 2005). As a result of this offering, we will: (1) record an additional compensation charge of approximately $2.0 million from the acceleration of employee stock option vesting and (2) record a charge of $1.0 million for the termination of our agreement with Sciens Management.

Net Sales
      Our net sales are derived primarily from the sales of our products. We recognize revenue when ownership to the goods transfers to the buyer, which primarily occurs upon shipping. For certain U.S. government-related sales, we recognize revenue upon inspection and acceptance of the goods by a U.S. government official and our placing the accepted goods in a U.S. government approved location at our premises. During the first quarter of 2005 and during 2004 and 2003, 69%, 54% and 45%, respectively, of our net sales were to the U.S. government, and during 2004 and 2003, 16% and 18%, respectively, of our net sales were to a single foreign country customer. Our U.S. government contract includes a 4% inflation factor, which has been adequate over the past three years.
Cost of Sales
      Our cost of sales consists of direct labor and benefits, materials, subcontractor cost, manufacturing overhead, including depreciation and amortization, utilities cost, and maintenance and repair. Our union agreement that covers 74% of our U.S. work force provides for labor rate increases of 2.5% in 2005 and 3% in 2006.
Selling Expenses and Commissions
      Selling expenses and commissions consist of salaries, travel, trade shows, marketing materials, customer training and commissions to export sales representatives. We pay commissions on most direct foreign sales. Foreign sales usually yield higher gross profit percentages, which offset the higher cost of commissions.
General and Administrative Expenses
      General and administrative expenses consist of salaries and expenses for research and development, accounting, corporate administration, human resources and management information systems. After this offering, we expect that we will experience additional legal, accounting, administrative and other expenses to address public company costs to improve our internal controls, disclosure controls, information systems, financial reporting systems and to retain a transfer agent.
Litigation Costs
      During 2004 and 2005, we incurred legal costs associated with our lawsuits against Bushmaster and Heckler & Koch. See “Risk Factors” and “Business — Intellectual Property.” These costs are a necessary part of our business as they relate to the protection of our patents and other intellectual property rights. We settled the Heckler & Koch suit in March 2005 and our litigation with Bushmaster is still continuing as of May 31, 2005.
Other Expense (Income)
      Other expense (income) includes interest expense, reorganization costs associated with our separation from Colt’s Manufacturing, settlement of litigation, prepayment discounts, royalty income from Colt Canada, and royalty expense to Colt’s Manufacturing.
      Our total outstanding borrowings have increased as a result of the payment of a special distribution of $16.1 million to the members of Colt Defense LLC on May 20, 2005 and the purchase of Colt Canada. We have significantly reduced the interest rates we pay with our new senior secured credit facility. See “Liquidity — Credit Facilities.”
      In accordance with the limited liability company agreement of Colt Defense LLC, distributions will be made to members equal to 45% of taxable income up to the date of the Internal Restructuring.
      In 2002 and 2003, we recognized one-time reorganization costs of $0.3 million and $1.2 million, respectively, with respect of the separation of our business and from Colt’s Manufacturing. We do not expect any future charges related to this reorganization. In addition, in 2003 we recognized a one-time charge of

$2.6 million with respect to the settlement of litigation with a foreign sales agent. In 2004, we pre-paid the liability for the settlement of litigation with a foreign sales agent and received a discount of $0.8 million.
      In 2003 and 2002, we settled some old payables related to professional fees and received a discount of $0.1 million and $0.6 million, respectively.
      During the periods covered by the financial statements included in this prospectus, we recognized royalty income from payments from the Diemaco division of Héroux-Devtek Inc., which manufactures and sells rifles to the Canadian military and numerous allies, for the use of certain of our TDPs. On May 20, 2005, we completed our acquisition of the Diemaco division and this business is now called Colt Canada. These royalty payments will be eliminated in subsequent periods as we will consolidate the operations of Colt Canada with ours. See “Business — Intellectual Property.”
      Royalty expense for 2003 and 2002 consists of payments to New Colt for use of the Colt trademarks and trade names. In January 2004, we entered into a new 20-year paid up license agreement (with successive five-year extensions) with New Colt, for our use of certain trademarks and trade names. We paid licensing fees of $2.0 million and transferred the Colt Match Target® Rifle product line to Colt’s Manufacturing, which was recorded as a prepaid asset and is being amortized to cost of sales over the initial 20-year term of this agreement. See “Certain Relationships and Related Party Transactions — Match Target®Agreements.”
Income Tax Expense
      As a limited liability company, since November 4, 2002, we were not subject to federal or most state income taxes. Rather, our members pay tax on their proportionate share of our taxable income. The income tax expense reported related to the Canadian withholdings tax required on the royalty income we receive from Colt Canada. If we had been a tax paying entity, we estimate that our effective tax rate for the periods covered by the financial statements included in this prospectus would have been approximately 40%. Concurrently with the completion of the Internal Restructuring, we will be a tax paying entity. We will qualify as a manufacturer under the American Jobs Creation Act of 2004 and, accordingly, our Federal tax rate can be reduced below 35% through 2010. In conjunction with becoming a tax paying entity, we will record deferred tax assets for the excess of the tax basis of our assets and liabilities and the financial reporting carrying value. When we record the net deferred tax assets, we expect the amount will be approximately $9 million, offset by a credit to income tax expense of $7.8 million and a credit to other comprehensive income (loss) of $1.2 million. The ultimate realization of deferred tax assets will depend on the generation of future taxable income between the periods in which these temporary differences become deductible.
Key Performance Measures
      We consider our key performance measures to be:

•	Organic sales growth — the portion of net sales growth not attributable to acquisitions or dispositions;

•	Gross profit as a percentage of net sales;

•	Operating income as a percentage of net sales;

•	EBITDA;

•	Adjusted EBITDA; and

•	Adjusted EBITDA as a percentage of net sales.

For the first quarter of 2005 and 2004 and for the year ended December 31, 2004, 2003 and 2002, these key performance measures were:

	Three	Three
	Months	Months
	Ended	Ended	Year Ended December 31,
	April 3,	April 4,
	2005	2004	2004	2003	2002

Organic sales growth(1)	14.4%	26.5%	12.7%	25%	26.9%
Gross profit margin	32.3%	34.7%	33%	32.3%	25.4%
Operating income margin	16.8%	21.1%	16.3%	17.7%	12.2%
EBITDA(2)	$4,081	$4,195	$14,342	$5,303	$7,435
Adjusted EBITDA	$4,081	$4,195	$13,500	$12,733	$8,418
Adjusted EBITDA margin	18.9%	22.2%	18%	19.1%	15.8%

(1)	We will adjust the base net sales amount to include Colt Canada’s net sales in calculating this key performance measure for future periods.

(2)	EBITDA and Adjusted EBITDA are not financial measures under U.S. GAAP. We use EBITDA and Adjusted EBITDA as supplemental financial measures. EBITDA is defined as net income before interest, income taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before one-time items. We believe EBITDA and Adjusted EBITDA are useful financial performance measures for our equity holders and us and are a complement to net income determined in accordance with U.S. GAAP. Because it excludes interest and income taxes, EBITDA provides insight with respect to our ongoing operating results irrespective of our capital structure and because it excludes depreciation and amortization, EBITDA provides a basis for measuring our financial performance unrelated to historical cost or carrying value of long-lived assets. Because it excludes one-time items, Adjusted EBITDA provides a benchmark for comparing operating results between periods. EBITDA and Adjusted EBITDA do not measure the capital we require to maintain our fixed assets and does not take into account the total amount of interest we pay on outstanding debt nor does it show trends in interest costs due to changes in our borrowings or changes in interest rates. Non-U.S. GAAP measures such as EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for U.S. GAAP measures. EBITDA and Adjusted EBITDA do not represent cash generated from operating activities determined in accordance with U.S. GAAP and should not be considered as an alternative to operating income, income before income taxes or net income determined in accordance with U.S. GAAP as an indicator of performance or as an alternative to cash flows from operating activities as an indicator of liquidity. We note that EBITDA reporting is required by our lenders to assist them in understanding our operating performance. The amounts shown for EBITDA as presented herein are different from the amounts calculated under the EBITDA used in our senior secured credit facility. EBITDA as defined in our senior secured credit facility is equal to Adjusted EBITDA above plus any litigation costs incurred in connection with our litigation with Bushmaster, nonrecurring expenses associated with certain “permitted acquisitions” under our senior secured credit facility, stock based compensation expense and any management fees paid to Sciens Management.
     The following table presents a reconciliation of EBITDA and Adjusted EBITDA to net income:

	Three	Three
	Months	Months
	Ended	Ended	Year Ended December 31,
	April 3,	April 4,
	2005	2004	2004	2003	2002

Net income	$2,878	$3,166	$10,028	$3,245	$5,401
Income tax expense	22	8	74	38	(222)
Depreciation and amortization	121	133	505	438	810
Interest expense	1,060	888	3,735	1,582	1,446

EBITDA	4,081	4,195	14,342	5,303	7,435
Royalty expense to Colt’s Manufacturing	—	—	—	3,600	650
Reorganization costs	—	—	—	1,211	333
Net settlement of litigation	—	—	(842)	2,619	—

Adjusted EBITDA	$4,081	$4,195	$13,500	$12,733	$8,418

      EBITDA, as present above, includes the following one-time charges:

•	reorganization costs of $1.2 million and $0.3 million in 2003 and 2002, respectively, in connection with the separation of our business from Colt’s Manufacturing;

•	litigation settlement charge of $2.6 million in 2003 in connection with a settlement with a former commission agent; and

•	royalty expense of $3.6 million and $0.7 million in 2003 and 2002, respectively, in connection with a sublicensing agreement with Colt’s Manufacturing.
Certain Significant Transactions and Events
      Our financial results and conditions in the periods covered by the financial statements included in this prospectus were impacted by the following:
Debt Agreement
      On December 23, 2003, we entered into a $33.5 million financing agreement, which consisted of a $25.0 million term loan and a revolving credit facility. The term loan proceeds were used in 2004 to repay $9.4 million of subordinated indebtedness, to make $11.4 million of distributions to our members, and to pay $2.0 million licensing fees under the license agreement referred to below.
License Agreement
      On January 1, 2004, we entered into a 20-year paid-up license agreement (with successive five-year extensions) with New Colt for our use of certain Colt trademarks and trade names. We paid licensing fees of $2.0 million and transferred the Colt Match Target® rifle product line to Colt’s Manufacturing, which was recorded as a prepaid asset and is being amortized over the initial 20-year term of the agreement.
Diemaco Acquisition
      On May 20, 2005, we completed our acquisition of the Diemaco division of Héroux-Devtek Inc., which manufactures and sells rifles to the Canadian Military and numerous allies. The business is now called Colt Canada. In the first quarter of 2005 and for the full year 2004, we earned $0.2 million and $0.8 million, respectively, in royalties from Diemaco.
Union Matters
      In May 2004, we signed a new three-year agreement with the UAW, which represents 74% of our U.S. work force. A key feature in this agreement is the capping of the cost of healthcare insurance premiums, which reduced our projected benefit obligation by $5.8 million.
Planned Purchase of West Hartford Facility
      In February 2005, we signed an agreement to acquire our West Hartford manufacturing facility where we also have our corporate offices. The contractual purchase price is $7.0 million and is subject to a reduction of up to $0.6 million in exchange for which we assume the obligation to investigate and remediate environmental conditions at the site under the “Connecticut Transfer Act.” See “Risk Factors — Environmental laws and regulations may subject us to significant costs and liabilities” for more information.
Senior Secured Credit Facility
      In May 2005, we entered into a senior secured credit facility with an aggregate principal amount of up to $65.0 million as set forth below:

•	$10.0 million three-year revolving credit facility, which includes a $2.0 million sublimit for the issuance of standby letters of credit;

•	$25.0 million three-year term loan facility (Term A Facility);

•	$14.0 million three-year term loan facility (Term B Facility); and

•	$16.0 million three-year term loan facility (Term C Facility).
      In May 2005, we borrowed $60.3 million under the senior secured credit secured facility to repay existing term loan indebtedness of $25.0 million, to finance the acquisition of Colt Canada ($16.0 million), to make distributions of $16.1 million to our members and to repay draws on our existing revolver and pay transaction costs.
Results of Operations
      The following table sets forth our results of operations based on the amounts and percentage relationship of the items listed to revenues during the period shown:

	Three Months		Three Months
	Ended April 3,		Ended April 4,

					Year Ended December 31,
	(unaudited)		(unaudited)
	2005	%	2004	%	2004	%	2003	%	2002	%

Net sales	$21,609	100%	$18,896	100%	$75,135	100%	$66,682	100%	$53,329	100%
Gross profit	6,987	32.3	6,556	34.7	24,759	33.0	21,521	32.3	13,561	25.4
Selling and commission	1,270	5.9	1,277	6.8	5,981	8.0	4,819	7.2	3,732	7.0
General and administrative	1,459	6.8	1,297	6.9	5,576	7.4	4,312	6.5	3,300	6.2
Litigation costs	625	—	—	—	936	—	—	—	—	—
Noncash stock compensation	—	—	—	—	—	—	602	—	—	—

Operating income	3,633	16.8	3,982	21.1	12,266	16.3	11,788	17.7	6,529	12.2
Royalty income	(219)	—	(80)	—	(759)	—	(381)	—	(429)	—
Reorganization costs	—	—	—	—	—	—	1,211	—	333	—
Settlement of litigation	—	—	—	—	(842)	—	2,619	—	—	—
Royalty expense to Colt’s Manufacturing	—	—	—	—	—	—	3,600	—	650	—
Other, net	(108)	—	—	—	30	—	(126)	—	(650)	—
Interest expense	1,060	—	888	—	3,735	—	1,582	—	1,446	—

Income before taxes	2,900	13.4	3,174	16.8	10,102	13.4	3,283	4.9	5,179	9.7
Income taxes	22	—	8	—	74	—	38	—	(222)	—

Net income	$2,878	—	$3,166	—	$10,028	—	$3,245	—	$5,401	—

Income before taxes	$2,900	13.4	$3,174	16.8	$10,102	13.4	$3,283	4.9	$5,179	9.7
Pro forma income taxes at 40%	1,150	—	1,258	—	4,006	—	1,302	—	2,054	—

Pro forma net income	$1,750	8.1%	$1,916	10.1%	$6,096	8.1%	$1,981	3%	$3,125	5.9%

Quarter ended April 3, 2005 compared to quarter ended April 4, 2004
Net Sales
      Net sales for the first quarter of 2005 were $21.6 million, an increase of $2.7 million, or 14.4%, from net sales of $18.9 million in the first quarter of 2004. This increase was attributable to a 7.9% increase in the number of rifles sold, which more than offset a decrease in our average selling prices of 6.3%. The decrease in average selling price was due to the large number of direct foreign rifles sold in the first quarter of 2004 under a large contract we had in 2004 with a foreign customer. This contract ended during the fourth quarter of 2004. Direct foreign sales have a higher average selling price as compared to the other categories. The following table shows net sales for the first quarters of 2005 and 2004 by product category (in thousands):

	2005	2004

U.S. government rifles	$13,548	$7,709
Direct foreign rifles	103	6,149
U.S. law enforcement rifles	2,342	1,611
Spares and contract management	5,431	2,748
Other	185	679

Total	$21,609	$18,896

Cost of Sales/Gross Profit
      Cost of sales was $14.6 million for the first quarter of 2005, an increase of $2.3 million, or 18.5%, from cost of sales of $12.3 million for the first quarter of 2004. This increase was primarily attributable to the increase in net sales. Gross profit increased to $7.0 million for the first quarter of 2005, an increase of $0.4 million, or 6.6%, from gross profit of $6.6 million for the first quarter of 2004. As a percentage of net sales, gross profit decreased to 32.3% for the first quarter of 2005 from 34.7% for the first quarter of 2004. This decrease is due to the fact that a greater percentage by net sales in the first quarter of 2005 were lower margin U.S. government sales, offset in part by an increase in the sale of spares and contract management, which typically have higher margins. Direct material costs were 29.6% of net sales in the first quarter of 2005 as compared to 23.8% in the first quarter of 2004. This is primarily due to the mix of product sold in the first quarter of 2005, which included $3.4 million of contract management parts, as well as recent price increases for raw materials. Direct labor costs were 16.6% of net sales in the first quarter of 2005 as compared to 18% in the first quarter of 2004.
Selling Expenses and Commissions
      Selling expenses and commissions were unchanged at $1.3 million in each of the first quarters of 2004 and 2005. As a percentage of net sales, selling expenses and commissions were 5.9% for the first quarter of 2005, compared to 6.8% for the first quarter of 2004. The higher costs in 2004 resulted from the volume of direct foreign sales, which often result in us paying commissions to our agents in certain foreign countries. These foreign sales usually yield higher gross profit percentages which offset the higher costs of commissions.
General and Administrative Expenses
      General and administrative expenses for the first quarter of 2005 were $1.5 million, an increase of $0.2 million, or 12.5%, from general and administrative expenses of $1.3 million for the first quarter of 2004. As a percentage of net sales, general and administrative expenses were 6.8% for the first quarter of 2005 as compared to 6.9% for the first quarter of 2004. The increase in administration costs was primarily attributable to increased salary costs and a marketing research study that was conducted in the first quarter of 2005.
Litigation Costs
      We incurred $0.6 million in the first quarter of 2005 for legal costs related to our lawsuits against Bushmaster and Heckler & Koch. There was no comparable expense in the first quarter of 2004.
Operating Income
      For the reasons discussed above, operating income for the first quarter of 2005 was $3.6 million, a decrease of $0.4 million, or 8.8%, from operating income of $4.0 million for the first quarter of 2004. As a percentage of net sales, operating income for the first quarter of 2005 was 16.8%, compared to 21.1% for the first quarter of 2004.

Other Expense (Income)
      Interest expense for the first quarter of 2005 was $1.1 million, an increase of $0.2 million, or 19.4%, from interest expense of $0.9 million for the first quarter of 2004. This increase was attributable to higher average borrowings under our revolving credit facility ($2.8 million for the first quarter of 2005 compared to $2.1 million for the first quarter of 2004).
      Royalty income was $0.2 million for the first quarter of 2005, an increase of $0.1 million from royalty income of $0.1 million for the first quarter of 2004. Royalty income represents payments received from Colt Canada and will be eliminated after May 20, 2005 once Colt Canada is consolidated with our operations.
Income Before Income Taxes
      Income before income taxes for the first quarter of 2005 was $2.9 million, a decrease of $0.3 million, or 8.6%, from income before income taxes of $3.2 million for the first quarter of 2004. The decrease is primarily attributable to the increased general and administrative expenses and the litigation expense discussed above.
Income Tax Expense
      We were not subject to federal or most state income taxes during the first quarter of 2004 or 2005. See “— Overview — Income Tax Expense.” For the first quarter of 2005 we had income tax expense of $0.022 million compared to $0.008 million for the first quarter of 2004. The income tax we do incur results from withholding tax required on the royalty income from Canada.
Net Income
      For the reasons discussed above, net income for the first quarter of 2005 was $2.9 million, a decrease of $0.3 million, or 9.1%, from net income of $3.2 million for the first quarter of 2004.

Year ended December 31, 2004 compared to year ended December 31, 2003
Net Sales
      Net sales for 2004 were $75.1 million, an increase of $8.5 million, or 12.7%, from net sales of $66.7 million for 2003. This increase was attributable to an 18.9% increase in selling prices, as well as a significant increase in the sale of spares. This more than offset an 8.8% decrease in the number of rifles sold that resulted primarily from a two-week lock-out of the UAW in April 2004. The lock-out resulted in approximately 3,000 rifles not being produced. There were also production shortfalls later in the year due to machinery problems in the upper receiver line. The following table shows net sales for 2004 and 2003 by product categories (in thousands):

	2004	2003

U.S. government rifles	$31,011	$30,437
Direct foreign rifles	14,756	15,738
U.S. law enforcement rifles	9,390	7,700
Spares and contract management	15,964	7,525
Other	4,014	5,282

Total	$75,135	$66,682

Cost of Sales/ Gross Profit
      Cost of sales for 2004 was $50.4 million, an increase of $5.2 million, or 11.5%, from cost of sales of $45.2 million for 2003. Gross profit for 2004 was $24.8 million, an increase of $3.2 million, or 15%, from gross profit of $21.5 million for 2003. As a percentage of net sales, gross profit for 2004 increased to 33% from 32.3% for 2003. This improvement was due to the increased sales of spare parts, on which we earn a higher margin. Direct material costs were 28.1% of net sales in 2004 as compared to 27% in 2003. Direct labor costs were 17% of net sales in 2004 as compared to 17.6% in 2003.
Selling Expenses and Commissions
      Selling expenses and commissions for 2004 were $6.0 million, an increase of $1.2 million, from selling expenses and commissions of $4.8 million for 2003. This increase was attributable to an increase in direct foreign sales, which often result in us paying commissions to our agents in certain foreign countries. These foreign sales usually yield higher gross profit percentages, which offset the higher costs of commissions.
General and Administrative Expenses
      General and administrative expenses for 2004 were $5.6 million, an increase of $1.3 million, or 29.3%, from general and administrative expenses of $4.3 million for 2003. This increase was attributable to discontinuation of the common services agreement with Colt’s Manufacturing. As a percentage of net sales, general and administrative expenses increased to 7.4% for 2004 from 6.5% for 2003.
Litigation Costs
      We incurred legal costs related to our lawsuits against Bushmaster and Heckler & Koch in 2004 of $0.9 million. There was no comparable litigation expense for 2003.
Noncash Employee Compensation
      For 2003, we recorded $0.6 million charged for noncash employee equity compensation. This resulted from the exercise of options in exchange for nonrecourse notes. The notes were considered new option grants requiring a new measurement date. Because the interest rate on the notes is fixed, the new option grant is a fixed award and no additional compensation expense will be recognized in connection with this award in the future. There was no corresponding charge in 2004. See “Certain Relationships and Related Party Transactions — Transaction with Affiliates Involving Securities.”
Operating Income
      For the reasons discussed above, operating income for 2004 was $12.3 million, an increase of $0.5 million, or 4.1% from operating income of $11.8 million for 2003. As a percentage of net sales, operating income decreased to 16.3% for 2004 as compared to 17.7% for 2003. The reduction is due to the increase in research and development costs and the litigation expense.
Other Expense (Income)
      Interest expense was $3.7 million for 2004, an increase of $2.2 million, from interest expense of $1.6 million for 2003. This increase was due to our increased indebtedness in December 2003. See “— Liquidity — Credit Facilities.” Interest expense related to the term loan portion of our previous credit facility was $2.8 million for 2004. Amortization of deferred financing cost was $0.5 million for 2004 compared to $0.1 million for 2003. Our average borrowings during 2004 were $2.4 million and interest expense on the revolving credit portion of our previous credit facility was $0.2 million.
      We incurred a $1.2 million one-time reorganization cost in 2003 resulting from the separation of our business from Colt’s Manufacturing. There is no comparable charge for 2004 and we do not expect any future costs related to this reorganization.
      We recorded a charge of $2.6 million in 2003 in settlement of litigation with a foreign sales agent. In 2004, we prepaid this settlement and received a discount of $0.8 million recorded as a prepayment discount.
      Royalty income was $0.8 million in 2004, an increase of $0.4 million, from royalty income of $0.4 million for 2003. This royalty was received from Colt Canada and will be eliminated in future years as we consolidate Colt Canada after May 20, 2005.

      In January 2004, we paid $2.0 million to Colt’s Manufacturing in connection with a 20-year paid-up license from New Colt for use of the Colt trademarks and trade names. In 2004, we amortized $0.1 million of expense related to this paid-up license. Prior to entering into this agreement, we recorded a royalty expense of $3.6 million for 2003 with respect to the payments to Colt’s Manufacturing for use of the Colt trademarks and trade names.
Income Before Income Taxes
      Income before income taxes for 2004 was $10.1 million, an increase of $6.8 million, from income before income taxes of $3.3 million for 2003. The increase was attributable to the increase in operating income discussed above, and the one-time charges included in other expense (income) for 2003.
Income Tax Expense
      For both 2004 and 2003, we were not subject to federal or most state income taxes. See “— Overview — Income Tax Expense.” For 2004, income tax expense was $0.074 million compared to $0.038 million for 2003.
Net Income
      For the reasons discussed above, net income for 2004 was $10.0 million, an increase of $6.8 million, from net income of $3.2 million for 2003.

Year ended December 31, 2003 compared to year ended December 31, 2002
Net Sales
      Net sales for 2003 were $66.7 million, an increase of $13.4 million, or 25%, from net sales of $53.3 million for 2002. This increase was attributable to a 7.9% increase in the number of rifles sold and a 19.6% increase in selling prices, principally due to new U.S. government contracts, and price increases for rifles sold to law enforcement agencies and directly to international customers. The following table shows net sales for 2003 and 2002 by product categories (in thousands):

	2003	2002

U.S. government rifles	$30,437	$12,809
Direct foreign rifles	15,738	22,271
U.S. law enforcement rifles	7,700	6,655
Spares and contract management	7,525	7,637
Other	5,282	3,957

Total	$66,682	$53,329

Cost of Sales/ Gross Profit
      Cost of sales for 2003 was $45.2 million, an increase of $5.4 million, or 13.6%, from cost of sales of $39.8 million for 2002. Gross profit for 2003 was $21.5 million, an increase of $8.0 million, or 58.7%, from gross profit of $13.6 million for 2002. As a percentage of net sales, gross profit for 2003 was 32.3% compared to 25.4% for 2002. This improvement was due to a substantial increase in the pricing of M4 carbine. Direct material costs were 27% of net sales in 2003 as compared to 29.8% in 2002. Direct labor costs were 17.6% of net sales in 2003 as compared to 22.1% in 2002.
Selling Expenses and Commissions
      Selling expenses and commissions for 2003 were $4.8 million, an increase of $1.1 million, or 29.1%, from selling expenses and commissions of $3.7 million for 2002. This increase was attributable to increased commissions on direct foreign sales in 2003, and increased spending on sales and marketing efforts, such as shows, travel and customers’ training.
General and Administrative Expenses
      General and administrative expenses for 2003 were $4.3 million, an increase of $1.0 million, or 30.7%, from general and administrative expenses of $3.3 million for 2002. This increase was attributable to increased spending in accounting personnel, office services, human resources, and outside legal services. As a percentage of net sales, general and administrative expenses were 6.5% for 2003 and 6.2% for 2002.
Noncash Employee Compensation
      For 2003, we recorded $0.6 million charged for noncash employee equity compensation. This resulted from the exercise of options in exchange for nonrecourse notes. The notes were considered new option grants requiring a new measurement date. Because the interest rate on the notes is fixed, the new option grant is a fixed award and no additional compensation expense will be recognized in connection with this award in the future. There was no corresponding charge in 2002. See “Certain Relationships and Related Party Transactions — Transaction with Affiliates Involving Securities.”
Operating Income
      For the reasons discussed above, operating income for 2003 was $11.8 million, an increase of $5.3 million, or 80.5% from operating income of $6.5 million for 2002. As a percentage of net sales, operating income increased to 17.7% in 2003 as compared to 12.2% for 2002.
Other Expense (Income)
      Interest expense was $1.6 million for 2003, an increase of $0.1 million from interest expense of $1.4 million for 2002.
      We incurred a $1.2 million and $0.3 million one-time reorganization costs in 2003 and 2002, respectively, resulting from the separation of our business from Colt’s Manufacturing.
      We recorded a charge of $2.6 million in 2003 in settlement of litigation with a foreign sales agent. There was no comparable charge in 2002.
      Royalty income was $0.4 million in each of 2003 and 2002. This royalty was received from Colt Canada.
      We recorded a royalty expense of $3.6 million for 2003, compared to $0.6 million for 2002, with respect to the payments to Colt’s Manufacturing for use of the Colt trademarks and trade names. The expense for 2002 was for the two-month period from November 4, 2002 to December 31, 2002 when Colt Defense LLC was organized.
Income Before Income Taxes
      Income before income taxes for 2003 was $3.3 million, a decrease of $1.9 million, from income before income taxes of $5.2 million for 2002. The decrease was attributable to the one-time charges included in other expense (income) for 2003.
Income Tax Expense
      From November 2, 2002, we were not subject to federal or most state income taxes. See “— Overview — Income Tax Expense.” For 2003 income tax expense was $0.038 million compared to an income tax benefit of $0.222 million for 2002, which resulted from refunds of prior year taxes.

Net Income
      For the reasons discussed above, net income for 2003 was $3.2 million, a decrease of $2.2 million, or 39.9%, from net income of $5.4 million for 2002.
Liquidity And Capital Resources
      Historically, our primary liquidity requirements have been for debt service and working capital requirements. We have funded these requirements primarily through internally generated operating cash flow and funds borrowed. Our principal working capital need is for funding accounts receivable. The timing of foreign sales and collections can impact our working capital requirements.
      We intend to, and expect over the next twelve months to be able to, fund our working capital, replacement capital expenditures and debt service requirements through cash flow from operations. Over the longer term, our ability to generate sufficient cash flow from operations will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control.

Cash Flow
      Net cash provided by operating activities for the first quarter of 2005 was $10.5 million, compared to net cash used in operating activities for the first quarter of 2004 of $5.5 million. First quarter 2005 cash flow was primarily impacted by the collection of a large foreign accounts receivable in February 2005. First quarter 2004 cash flow was primarily impacted by the payment of the $2.0 million license fee to Colt’s Manufacturing and the slow collection of accounts receivable.
      Net cash used in operating activities for 2004 was $6.6 million, compared to net cash provided by operating activities for 2003 and 2002 of $6.7 million and $2.5 million, respectively. The change from year to year is primarily the result of the timing of our cash collections from customers. Accounts receivable of $12.4 million were recorded in December 2004 in respect of shipments to a foreign customer, but were not collected in 2004. In February 2005, the accounts receivable were collected. As noted above, the $2.0 million license fee to Colt’s Manufacturing also negatively impacted cash flow for 2004.
      Net cash used in investing activities was $0.5 million for the first quarter of 2005, compared to $0.035 million for the first quarter of 2004, and was $0.4 million, $0.2 million and $0.1 million for 2004, 2003, and 2002, respectively. Net cash used in investment activities for the first quarter of 2005 was primarily impacted by our $0.3 million deposit made in respect of our West Hartford, Connecticut facility. In February 2005, we signed an agreement to acquire this facility, which we use for both manufacturing and our corporate offices. The purchase price is $7.0 million, but is subject to a reduction of up to $0.6 million based upon environmental conditions. We have had relatively low capital investment requirements historically. We estimate that we will need approximately $2.0 million for replacement capital expenditures through the end of 2005.
      Net cash used in financing activities was $8.6 million for the first quarter of 2005, compared to $17.7 million for the first quarter of 2004. Net cash used in financing activities was $17.0 million for 2004. In 2003, there was net cash provided by financing activities of $17.6 million. For 2002, net cash used in financing activities was $2.5 million. Cash used in financing activities for 2005 was impacted by the payment in full of our revolving line of credit ($6.5 million) and distributions of $2.1 million to our members for taxes. Cash used in financing activities for 2004 include the repayment of $9.4 million of subordinated indebtedness, and distributions of $12.3 million to members.
      Cash provided by financing activities for 2003 was $17.6 million resulting from term loan borrowings of $25.0 million and subordinated borrowings of $1.2 million offset by debt repayments of $3.2 million, payment of debt issuance costs of $1.4 million, and distributions to Colt’s Manufacturing of $3.9 million.

Credit Facilities
      On December 23, 2003, Colt Defense LLC entered into a $33.5 million financing agreement, consisting of a $25.0 million term loan and a revolving credit facility. Proceeds of this indebtedness were used (1) in December 2003 to make $3.9 million of distributions to Colt’s Manufacturing, (2) in January 2004 to repay $9.4 million of certain subordinated indebtedness, (3) to make $11.4 million of distributions to Colt Defense LLC’s members and (4) to pay a $2.0 million license fee to Colt’s Manufacturing for Colt trademarks and trade names. At December 31, 2004 and April 3, 2005, we were in compliance with all covenants contained in this credit agreement.
      In May 2005, we entered into a new $65.0 million senior secured credit facility comprised of:

•	$10.0 million three-year revolving credit facility, which includes a $2.0 million sublimit for the issuance of standby letters of credit;

•	$25.0 million three-year term loan A facility;

•	$14.0 million three-year term loan B facility; and

•	$16.0 million three-year term loan C facility, which is available to our Canadian subsidiary and is denominated in Canadian dollars.
      We used $60.3 million of proceeds of the senior secured credit facility to repay existing indebtedness and terminated the 2003 credit facility, to finance the acquisition of Colt Canada, to pay distributions of $16.1 million to our members and for working capital and capital expenditures.
      The revolving credit facility will terminate in May 2008. The term A facility will be subject to quarterly amortization of principal of $1.25 million commencing June 30, 2006 with the remaining principal due in May 2008. The term B facility will be subject to quarterly amortization commencing June 30, 2006 of $0.625 million with the remaining principal due in May 2008. The term C facility will be subject to quarterly amortization of $0.625 million commencing June 30, 2006 with the remaining principal due in May 2008.
      In addition to the amortization described above, prepayments are required in the event of sales and other dispositions of our property and assets (excluding sales of inventory in the ordinary course of business), from the issuance of additional debt, from the issuance of equity and unless our ratio of funded indebtedness is less than 2.25% we are required each year to prepay our term loans in an amount equal to 75% of “Excess Cash Flow,” as defined in the senior secured credit facility. We are required to use $30.0 million of the net proceeds from this offering to prepay the term loans.
      We may prepay the senior secured credit facility in whole or in part at any time without penalty, subject to reimbursement of the lenders’ breakage and redeployment costs.
      We are subject to financial covenants requiring the maintenance of:

•	minimum EBITDA (as defined in our senior secured credit facility) of $7.5 million in total for two consecutive quarters;

•	a maximum leverage ratio (total funded debt/ EBITDA) of (a) 3.25x through September 30, 2005, (b) 3.1x at December 31, 2005, (c) 3.00x through September 30, 2006, (d) 2.50x through September 30, 2007 and (e) 2.25x therafter; and

•	a minimum fixed charge coverage ratio (EBITDA less capital expenditures less cash taxes)/(cash interest expense plus scheduled principal repayments) of (a) 2.0:1.0 through March 31, 2006, (b) 1.10:1.0 through June 30, 2007 and (c) 1.25:1.0 thereafter.
      Loans under the revolving credit facility and the term loan facilities bear interest based on an agreed-upon margin plus either LIBOR, prime or the Federal Funds rate plus 0.50%.
      We will write off the deferred financing costs ($0.97 million at April 3, 2005) related to our existing credit facility in the second quarter of 2005.

Pension Plans and Postretirement Health Care
      Our pensions plans were underfunded (the benefit obligation exceeds the plan assets) by $3.2 million at December 31, 2004. In 2004, we made pension contributions of $1.9 million as compared to recorded pension expense of $0.9 million. We expect to make contributions of $1.7 million in 2005 as compared to projected recorded pension expense of $1.0 million. We expect our pension contributions for 2006 and 2007 will also exceed recorded pension expense.
      Our accumulated benefit obligations for postretirement health care benefits were $9.0 million at December 31, 2004. In 2004, we recorded $0.2 million of expense. We paid $0.4 million in 2004 for postretirement health care costs and expect to pay approximately $0.5 million in 2005. In future years, we expect that amounts paid for postretirement health care benefits to exceed the expense.
      In May 2004, we signed a new three-year agreement with the UAW, which represents 74% of our U.S. workforce. A key feature of this agreement is the capping of the cost of health care insurance premiums, which reduced our projected benefit obligation by $5.8 million.
Off-Balance Sheet Items and Aggregate Contractual Obligations
      Our only off-balance sheet items relate to operating leases with total minimum lease payments of $1.2 million over the next three years. None of our operating leases have any contingent rents associated and there are no escalation clauses.
      The following table provides information (in thousands) as of December 31, 2004 regarding our operating leases and contractual obligations.

	Total	2005	2006/7	2008/9	Thereafter

Long-term debt, including interest	$30,875	$2,938	$27,937	—	—
Capital lease obligations, including interest	253	72	121	60	—
Operating leases	1,191	544	647	—	—
Payments from pension trust(1)	8,433	473	1,194	1,541	5,225
Postretirement healthcare payments	7,197	468	1,098	1,234	4,397
Purchase obligations(2)

(1)    Our pension plan is underfunded at December 31, 2004. See “— Pension Plans and Postretirement Health Care.”

(2)	We generally do not make unconditional, noncancellable purchase commitments. We enter into purchase orders that have duration of less than one year in the normal course of business. As of April 1, 2005, except with respect to Carlton Chen (See “Management — Employment Agreements”), there were no contractual obligations associated with any employment agreements.
Critical Accounting Policies
      Our discussion and analysis of our financial condition and results of operations is based on our audited financial statements, which have been prepared in conformity with U.S. GAAP. Note 1 to our audited financial statements contains a summary of our significant accounting policies, many of which require the use of estimates and assumptions. We believe that of our significant accounting policies, the following are noteworthy because they are based on estimates and assumptions that require complex, subjective judgments by management, which can materially impact reported results. Changes in these estimates or assumptions could materially impact our financial condition and results of operations. Our most critical accounting policy is the valuation of pension and postretirement health care liabilities and the related expense, which requires a significant judgment in determination of:

•	The discount rate used to calculate the benefit obligation for pensions and post retirement health care liabilities;

•	The assumed inflation rate for health care costs; and

•	The expected return on pension plan assets.

      We have defined benefit pension plans covering substantially all of our employees. Our funding policy is to make the minimum annual contribution required by the Employee Retirement Income Security Act of 1974. Plan obligations and annual pension expense are determined by independent actuaries using a number of assumptions provided by us including assumptions about employee demographics, retirement age, compensation levels, pay rates, turnover, mortality, expected long-term rate of return on plan assets, discount rate, and the amount and timing of claims. Each plan assumption reflects our best estimate of the plan’s future experience. The most sensitive assumption in the determination of plan obligations for pensions (and postretirement benefits — see below) is the discount rate. The actuarially determined present value of benefits attributed by the pension benefit formula for employee service to date based on current and past compensation levels is called the accumulated benefit obligation. Our accumulated benefit obligation at December 31, 2004 was $13.2 million. The projected benefit obligation includes an assumption for future compensation levels and was $13.4 million and $11.9 million at December 31, 2004 and 2003, respectively. Our pension plans are underfunded, as the fair value of plan assets was $10.2 million and $8.0 million at December 31, 2004 and 2003, respectively. The excess of the projected benefit obligation over plan assets is $3.2 million. Since our accumulated benefit obligation exceeds the fair value of plan assets, we are required to increase our pension liability to the full amount of the difference between the accumulated benefit obligation and the plans assets. Accordingly, our pension liability recorded under U.S. GAAP is $3.1 million. As required we have increased the liability to $3.1 million by recording an intangible asset of $0.855 million for our unrecognized prior service cost and $3.1 million is recorded as a charge against accumulated other comprehensive income. The intangible asset and the charge in accumulated other comprehensive income will be reduced over time.
      We provide postretirement health care benefits to our union employees. The benefit obligation for postretirement health costs was $9.0 million and $11.9 million at December 31, 2004 and 2003, respectively. The postretirement health plan is unfunded. Plan obligations and annual postretirement health care expense are determined by independent actuaries using a number of assumptions provided by us including information about employee demographics, retirement age, future health care costs, turnover, mortality, discount rate, amount and timing of claims, and a health care inflation trend rate. The most sensitive assumptions in the determination of the plan obligations and expense are the discount rate and the assumed inflation health care trend rate. For measurement purposes, we have assumed a 7% annual rate of increase in cost per capita of claims. Beginning in 2005, the inflation trend rate is assumed to decrease each year by 1% to a rate of 5% in 2007 and remain at that level thereafter. Although the plan obligations are $9.0 million, our liability recorded under U.S. GAAP is $12.3 million, as U.S. GAAP requires that we smooth into the income statement the effect of the reduction in the plan obligations resulting from our agreement with our union in connection with the renewal of our collective bargaining agreement in 2004 to cap the monthly cost of providing retiree health care benefits at $209.95 per employee. For the year ended December 31, 2004, the cost per month was $175.08 per employee. The impact of this change in benefits was an increase in negative prior service cost of $5.8 million.
      The discount rate also affects the measurement of expense for pension and postretirement health care expense since a key element of such expense is interest on the benefit obligation. The benefit obligations for both the pension plans and the post retirement health plans were determined using a discount rate of 6% and 6.25% at December 31, 2004 and 2003, respectively. We are using a discount rate of 6% to calculate the 2005 expense. Any change in the discount rate assumption would result in a change to the benefit obligation. An increase in the discount rate reduces the measurement of benefit obligations. The estimated long-term return on plan assets is another critical assumption in the computation of pension expense. The estimated return on plan assets was 9% at December 31, 2004 and 2003. Our expected return on plan assets for 2004 and 2003 was $0.8 million and $0.6 million as compared to actual return of $0.6 million and $0.6 million. Our expected rate of return for plan assets for 2005 is 8%.
      Other areas requiring the significant use of judgments and estimates include, but are not limited to:
      Accounts receivable valuation (allowance for doubtful accounts) and revenue recognition. Extension of credit is based on an evaluation of each customer’s financial condition and, generally, collateral is not required. We regularly monitor credit risk exposure related to our customers other than the U.S. government and take steps to mitigate the likelihood of such exposure resulting in a loss. Our collection experience has been very good historically. We maintained an allowance for doubtful of $0.023 million, $0.033 million and $0.036 million at April 3, 2005, December 31, 2004 and 2003, respectively. At least quarterly we perform detailed reviews of our receivables to determine if impairment has occurred and to assess the adequacy of the allowance for credit losses, based on historical and anticipated trends and other factors affecting credit quality. Credit losses are provided for in the financial statements, primarily on a specific identification basis.
      Allowance for obsolete inventories. Historically, our inventories have not been highly susceptible to obsolescence. At April 3, 2005, December 31, 2004 and 2003, we had an allowance for obsolete parts inventories of $1.1 million, $1.1 million and $1.1 million, respectively. We determined the allowance based on our evaluation of our parts inventories as compared to sales of specific products within the last twelve months, our existing backlog of orders and our knowledge of business trends for our products.
      Goodwill and intangible assets valuation (possible impairment). At December 31, 2004, we had goodwill of $4.2 million and intellectual property (intangible assets) deemed to have indefinite lives of $3.0 million, which are not amortized, but rather are tested for impairments annually at December 31, or immediately if conditions indicate that such impairment could exist. The test for impairment is based on an estimate of our fair value and therefore requires an estimate of future cash flows and evaluation of an appropriate capitalization rate based on the price earnings ratios of similar companies that are public and transactions involving public and nonpublic companies that are similar and prevailing conditions in the equity and debt markets. Our acquisition of Colt Canada will add goodwill and intangible assets to our balance sheet. The Colt Canada intangible assets include definite lived intangibles that will be amortized over ten years. The Colt Canada intangible assets will be evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of the intangible assets may not be recoverable.
      Amortization expense for intangible assets (determination of the useful life or designation of indefinite life for intellectual property and other intangible assets). We have $3.0 million of intangible assets for intellectual property. These assets are deemed to have an indefinite life and, accordingly, no amortization expense is computed. We re-assess annually whether such assets continue to have indefinite lives. If we were to determine that all or a portion of these assets did have a remaining definite life we would amortize the definite life asset over its estimated remaining useful life, which could have a significant impact on our reported results of operations. In January 2004, we paid Colt’s Manufacturing $2.0 million for a 20-year paid-up license for certain Colt trademarks. For our intangible assets related to Colt Canada, we re-assess the estimated remaining useful lives annually. A change in the remaining useful lives of the intangible assets could have a significant impact on our reported results of operations.
      Stock-based compensation. Compensation expense for employee stock compensation historically has been measured using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Under the intrinsic value method if stock options are granted at an exercise price that is equal to the market value of common stock at the date of grant, there is no compensation expense for the grant, vesting or exercise of stock options. We issued 23,074 stock options upon its formation in June 2003 to replace options our employees were holding to purchase common stock in our predecessor. The exercise price of $91.00 per unit was the estimated fair value of the underlying common stock at the original grant date. In December 2004, we issued 300 stock options to a Director and in the second quarter of 2005, we issued 5,010 stock options to three employees and Directors with an exercise price of $91.00 per unit. We believe the exercise price is less than the fair value of our common stock at the date of issuance and, accordingly, we plan to record expense of $2.0 million over three years commencing April 1, 2005, which will be accelerated as a result of this offering.
      Commencing January 1, 2006, the Company will be required to adopt the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, “Stock-Based Payment” with the fair value of stock options measured at the date of grant. We will implement SFAS 123R prospectively. We plan to primarily use restricted stock rather than stock options in future years and, accordingly, do not expect SFAS 123R to have a significant impact. If we do issue stock options, we would compute fair value based on the Black-Scholes option-pricing model. The primary assumptions required in valuing stock options under SFAS No. 123R is the volatility of common stock values, the risk free rate of return, expected dividend yield and expected life of stock options. The most significant assumption is volatility. As a private company or a newly public company, we would be required to estimate volatility by identifying similar companies that are public and using their reported volatilities as a proxy. The selection of companies to use as a proxy is subjective and the results can vary significantly depending upon the companies selected.
Inflation
      We experience inflation in labor rates based on our union agreement and we have experienced material price increases in the past three years. Our U.S. government contracts provide for a 4% inflation factor, which has been adequate in the past three years. There can be no assurance that the inflation factor in our contracts with the U.S. government will continue to cover our labor and material cost increases in the future and there can be no assurance that the prices we quote for foreign sales and law enforcement sales will be adequate to cover future cost increases. Our union agreement provides for labor rate increases of 2.5% in April 2005 and 3% in April 2006.
Recently Issued Accounting Standards
      We will adopt Statement of Financial Accounting Standards No. 123 Revised, “Share-Based Payment” (“SFAS 123R”) on January 1, 2006. We have the option of adopting the new standard prospectively or using a modified retroactive approach. We plan to implement SFAS 123R prospectively. We currently apply APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for our plans and do not recognize compensation expense for our employee stock option grants unless the exercise price is less than the estimated fair value of the underlying common stock at the grant date. We granted options in the second quarter of 2005 and will have a noncash charge for stock compensation in future periods, which will be accelerated as a result of this offering.
Market Risk
      Our new senior secured credit facility has floating rate long-term debt. During 2004 and 2003, our average borrowing outstanding on our previous credit facility revolver were $2.4 million and $4.4 million, respectively. We try to minimize our exposure to changes in interest rates by focusing on billing and collecting receivables to pay down debt. Since we plan to use the net proceeds from this offering by us to repay our debt, this market risk is expected to be significantly mitigated.
      Our investment in Colt Canada (acquired in May 2005) of approximately U.S. $16.0 million was primarily paid with the proceeds from Term Loan C under our new senior secured credit facility, which is denominated in Canadian dollars. Accordingly, we do not have significant foreign currency risk on this investment.

BUSINESS
Overview
      We are a leading designer, developer and manufacturer of small arms and weapon systems for the U.S. military, its allies and federal, state and local law enforcement agencies. Our products include military rifles, such as the M4 carbine and its predecessor, the M16 rifle, auxiliary weapon systems, such as the M203 grenade launcher, and rifles for law enforcement agencies around the world. We also refurbish, recondition and repair these weapons, and produce spare parts and component kits such as barrels, springs, screws, handguards, upper receivers and buttstocks. In addition, we provide centralized procurement and training services. We have produced for, and sold to (or have orders for), the U.S. and allied militaries approximately seven million M16 and 340,000 M4 weapons. In 2004, we had net sales of $75.1 million, EBITDA of $14.3 million, and net income of $10.0 million. Approximately 54% of our 2004 sales were to the U.S. government. As of April 3, 2005, we had a funded backlog of approximately $59 million, $44 million of which is expected to be delivered by December 31, 2005.
      We and our predecessors have been supplying small arms to the U.S. military since 1847. Since the spin-off and distribution of Colt Defense LLC from its prior parent, Colt’s Manufacturing, in 2002, Colt Defense has sold and marketed exclusively to the U.S. and allied militaries and law enforcement agencies. Our products enjoy outstanding brand name recognition and have proven themselves under the most severe battle conditions — from the jungles of Vietnam to the deserts of the Middle East and the mountains of Afghanistan. Our expertise in the design and manufacture of individual weapon systems enables us to integrate new technologies and features into a large installed base, introduce additional related products and services at the point of sale, and retain our market leadership as we invest in new technologies.
Industry Overview
      The funding for our small arms is primarily linked to trends in U.S. and international military, national security and law enforcement spending. We believe domestic and international defense spending will continue to grow over the next several years with an increased emphasis on national security and the “War on Terror” by the U.S. government and its allies. While historically our revenues have been derived from sales to the Department of Defense, allied governments and state and local law enforcement agencies, the creation of the Department of Homeland Security has centralized the U.S. weapons procurement process for certain agencies of the U.S. government that had previously procured their weapons directly from us. Excluding supplemental appropriations (which provide funds in addition to the regular appropriations level and often arise when an emergency requires immediate funding), the 2005 defense budget was $401.7 billion, a 7% increase over the 2004 budget of $375.3 billion. According to the President’s 2006 Department of Defense budget request, the defense budget is expected to grow at a compound annual growth rate of 4.7% through 2009. Additionally, the U.S. defense budget has been augmented by wartime supplemental appropriations since September 11, 2001. There were supplemental appropriations in the amounts of $15.9 billion in 2002, $78.5 billion in 2003, $87.0 billion in 2004 and $80.9 billion in 2005. We believe the following developments and trends will drive growth in the U.S. defense budget and, in particular, small arms weapon systems:

•	The Department of Defense is in the midst of transforming the military into a more mobile, agile and lethal force capable of being deployed with minimal lead-time in connection with its modularity program. Today, U.S. soldiers could face anything from trained, well-equipped regular forces to guerilla insurgents. To accomplish this transformation, the Department of Defense is focusing on providing individual soldiers with lighter, integrated weapon systems with greater accuracy and firepower.

•	The U.S. military is currently focused on upgrading its equipment, particularly small arms for the soldier. The 2005 supplemental appropriation request included $55.4 million for M4 carbines to support the Army’s modularity requirements.

•	In addition to the current small weapons program, the United States is continuing to fund an initiative to develop more advanced light armaments. Other manufacturers developed small arms weapon systems, such as the XM29 and the XM8, in response to this funding initiative. Funding continued on the XM8 for prototype development and testing into 2004. However, in the 2005 Defense Department budget, all funding for the XM8 production was removed. In May 2005, the U.S. Army issued a RFP for the OICW. This RFP invites defense contractors to submit a technical and financial document package with sample weapons for the purpose of evaluating the next generation of modern modular weapon systems. The program requires one family of weapons that consists of the following four variants: standard carbine, special compact version, designated marksman version, or rifle, and light machine gun. We have already started the requisite work to complete and submit our response to the RFP, which is due on November 7, 2005.

•	Military operations on urbanized terrain, or MOUT, is becoming a significant focus of the U.S. military. The accelerated growth of city populations have made the problems of combat in built-up areas an urgent requirement for the U.S. military. MOUT places an emphasis on small arms that are lightweight, compact and reliable, such as the M4 carbine.

      Internationally, the increased cooperative effort to combat terrorism and domestic unrest has caused governments and militaries to enhance and modernize their military and law enforcement capabilities dramatically. With the proliferation of regional conflicts that have the potential to escalate, international governments have realized the importance of maintaining a ready and mobile military force with lightweight weapons, which can deploy and maneuver quickly. In light of the importance of equipping a military force with modern and lightweight small arms, we expect these numbers to increase.
      As more countries join NATO, such as the former Soviet Bloc and Warsaw Pact countries, we believe they will need to convert their weapons to meet the NATO standard caliber requirement. Accordingly, we expect to see an increase in demand for the M4 carbine as more countries join NATO and as current NATO participants seek to upgrade their older weapons.
      Given the increased threat of terrorism and the need for enhanced security, the Department of Homeland Security budget has increased by 8.2% from 2004 to $35.5 billion for 2005 and is budgeted to increase to $41.1 billion in 2006. The Government Electronics & Information Technology Association projects that the budget will grow by a compound annual growth rate of 3.5% from 2005 to 2010. We believe state and local law enforcement budgets will continue to increase as well.
Business Strengths
      We believe that we have a strong competitive position attributable to a number of factors, including:
      Global Brand Name with Leading Market Share. Colt is a widely recognized global brand name associated with quality, value and reliability. Over the past 40 years, we and our predecessors have sold over seven million military and law enforcement weapons. Our products are currently used in 16 NATO countries and approximately 65 other countries worldwide. We are the number one provider of military rifles to the U.S. and Canadian militaries. Our rifles and carbines have enjoyed significant customer acceptance, both in the U.S. and globally, for over 40 years. The acquisition of Colt Canada has increased our market penetration in Northern European and NATO countries.
      Sole Source Provider of the M4 Carbine. We are the U.S. military’s sole source supplier of the M4 carbine. As of April 3, 2005, we have sold or have orders for approximately 340,000 M4 carbines, including 270,000 to the U.S. government. Our sole source agreement with the U.S. government lasts until June 30, 2009. If the government seeks competitive bids after June 2009, we believe we are well-positioned to compete successfully for this business. M4 carbine sales to the U.S. government accounted for approximately 41% of our 2004 revenues. The M4 carbine is only at the beginning of its product life cycle, and is the standard carbine for the U.S. Army and the other services within the Department of Defense. Currently, the M4 carbine is the successor for the M16 rifles in use by the U.S. military. The M4 carbine is one of the U.S. military’s critical weapons system program, and it is already a combat proven “weapon of choice” for elite units such as the U.S. Navy Seals and Army Rangers and Airborne. Colt Canada is also the sole source supplier of small arms (including the C8 carbine) to the Canadian Department of National Defence. See “— Intellectual Property.”
      Long-standing Customer Relationships. We and our predecessors have been conducting business with the U.S. government since 1847. We continue to enjoy a successful long-term relationship with the U.S. government (which includes the U.S. military and federal agencies), our single largest customer and one of the largest purchasers of firearms in the world. We interact primarily with the U.S. Army, which acts as procurement agent for the other military branches, and we also enjoy a strong relationship with the Navy, Marines, Air Force, Coast Guard and National Guard and Reserves. We have a variety of international customers, as we provide small arms to allied foreign governments, and U.S. and international law enforcement agencies. Our U.S. law enforcement agency customers include the Federal Bureau of Investigation, the Central Intelligence Agency, the U.S. Customs and Border Protection Agency, the Federal Bureau of Prisons, the Alcohol, Tobacco and Firearms Bureau, the Drug Enforcement Agency, the Secret Service, the New York City Police Department, the Virginia State Police, the California Highway Patrol and the Pennsylvania State Police. Our international law enforcement customers include Canada, Colombia, France, Greece, Israel, Mexico and the United Arab Emirates. The M4 carbine or its variations are also deployed throughout other units in the U.S. military and in allied military units of the following countries:

Argentina	Brunei	Egypt	Iraq	Latvia	Norway	Singapore	Thailand
Australia	Canada	Finland	Israel	Malaysia	Oman	South Africa	Tunisia
Austria	Chile	France	Italy	Mexico	Peru	Spain	Turkey
Bahrain	Colombia	Germany	Japan	Nepal	Philippines	Sri Lanka	United Arab Emirates
Belgium	Denmark	Greece	Jordan	Netherlands	Portugal	Switzerland	United Kingdom
Botswana	Ecuador	Hong Kong	Kuwait	New Zealand	Qatar	Taiwan	Venezuela
Brazil
      Extensive Installed Base and Aftermarket. Over seven million of our M16 rifles and 340,000 M4 carbines have been ordered to date, with the majority of rifle sales being to the U.S. military. While it is difficult to ascertain the number of M16 rifles and M4 carbines still operational, we estimate the worldwide military installed base to be at least two million. We are expanding our business opportunities in this extensive installed base with our M4 carbine and new weapon systems as well as aftermarket products and services, including weapon upgrades, accessories, spare parts, replacement kits, training and logistic support, and by providing opportunities to participate in our new programs. In 2004, our aftermarket sales for spare parts were $10.7 million and our contract management sales were $5.3 million.
      Ownership of the M4 and M16 Technical Data Packages. We are a technical leader in the design of small arms and we own the TDP to the M4 carbine and the M16 rifle. The U.S. Army has type-classified its standard issue military rifles and carbines to our TDPs. We are the sole source supplier of M4 carbines and critical components until June 30, 2009. We have granted a limited manufacturing license agreement to the U.S. government to make or have made M16 rifles and critical components and, after June 30, 2009, M4 carbines and repair parts, for the U.S. military. After that time, the U.S. government may elect to compete for the supply of the M4 carbine. However, we enjoy a competitive advantage because we would be entitled to a 5% royalty on all such sales until 2037. Our continued development and enhancements to our TDPs have strengthened our position as the technical leader in small arms development.
      Experienced Management Team. The members of our management team have an average of over 25 years of experience in the defense industry with strong and long-standing market relationships with most of the principal buyers in the market. We believe these relationships will allow us to continue to expand our presence in the market. The team is led by our chief executive officer, Lieutenant General William M. Keys, United States Marine Corps (Ret.), who has over 40 years of experience in the defense industry. Our Executive Vice President and Chief Operating Officer is Major General James R. Battaglini, United States Marine Corps (Ret.). Both General Keys and General Battaglini served in a variety of commands during their careers in the Marines, worked in the Pentagon on war fighting requirements and planning, and are intimately familiar with the types of weapons critical to combat missions.

      Superior Manufacturing Capability. We have two manufacturing facilities where we can produce small arms efficiently and effectively to meet U.S. and Canadian government requirements, as well as the needs of other customers. We were the first firearms manufacturer and the first Connecticut company to receive ISO 9001:2000 Registration, which we received for our West Hartford, Connecticut manufacturing facility. We also received U.S. Government Quality certification for design and manufacture of rifles. Our Canadian facility is also certified and registered ISO 9001:2000. Colt Canada has received similar certification from the Canadian government.
Growth Strategy
      The major elements of our strategy are:
      Consolidate Dominant Position of the M4 within the Department of Defense. Based on the M4 carbine’s proven versatility and exceptional reliability in combat operations in Iraq and Afghanistan, the M4 has become the successor for the M16 rifle. We have an installed base of 232,000 M4 carbines within the U.S. military. The Department of Defense spent a total of $70 million in 2004 and 2005 for the M4 carbine. In addition, in 2005, the supplemental budget appropriated $55.4 million for the M4 carbine. We will continue to promote extensive use of the M4 carbine by all elite and general purpose forces in the Department of Defense, with the goal of having all required personnel in the U.S. military upgraded to the M4 carbine.
      Continue to Support Increased Operating Tempo of U.S. and Allied Militaries. The recent military operations in both Iraq and Afghanistan have resulted in a higher level of operational tempo for U.S. and allied militaries. The tactics employed during these conflicts have been heavily dependent on ground force deployment and have magnified the weapon needs of the ground war fighter. There are at least 387,000 U.S. troops currently deployed in 120 countries. Ground war fighters need small arms that are lightweight, compact and reliable, like the M4 carbine. With Operation Iraqi Freedom and Operation Enduring Freedom, new small arms contracts for all services have increased. We believe we have significant opportunities to grow our sales based on heightened U.S. military requirements and the need to effectively arm the ground war fighter. Additionally, the higher utilization of our products requires additional aftermarket support and, ultimately, replacement.
      Maintain Our Leading Market Position through Ongoing Research and Development and the Introduction of Other Transformational Small Arms to the Department of Defense. Utilizing our research and development expertise, we intend to continue to evolve the M4 carbine to maintain its position as the most reliable rifle a soldier can carry. We are one of the leaders in the design and development of small arms due to our focus on engineering excellence and highly skilled research and development teams, which we believe will allow us to compete effectively to supply next generation small arms and other transformational technologies to the U.S. military. We have a long-standing tradition of working closely with military ground troops to improve our weapon systems to meet their requirements. In 2004, we adapted our existing technology to build a prototype rifle with ambidextrous fire controls that uses a gas-operated piston and pusher rod to operate the bolt carrier. Colt Canada possesses similar research and development capabilities. Through a strategic alliance, we have exclusively licensed a coating process that we are considering incorporating into the manufacture of our small arms to make them greaseless, thereby reducing field maintenance to a minimum.
      Pursue International Opportunities. As the sole source supplier of M4 carbines to the U.S. military, we are positioned to capitalize on significant growth opportunities due to small arms modernization efforts in other countries. We believe other countries look to the United States when deciding upon new weapon systems. Countries such as Brazil, Greece, Norway, Portugal, and Turkey are actively evaluating replacing or refurbishing their existing small arms to replace aging small arms to meet the NATO standard caliber requirements. We believe countries that are upgrading or replacing their small arms will prefer to use the weapons used by the U.S. armed forces, such as the M4. By acquiring Colt Canada, we have added international customers and customers in Canada, Denmark, the Netherlands and the United Kingdom, with further opportunities in other countries. Our total number of NATO member customers is 16.

      Expand Support and Outsourcing Capabilities. The U.S. and foreign militaries and law enforcement agencies worldwide are beginning to focus on ways to outsource the management of the full cycle of their small arms, which includes all of the support, supply and maintenance functions relating to small arms from after production through retirement. We are in the final stages of a project whereby we would establish a facility with the U.S. Marine Corps depot at Albany, Georgia. We intend to use this facility for the refurbishment and repair of M16 rifles and the conversion of M16 rifles into M4 carbines and, in the future, for other Colt products. We believe this capability will allow us to capture additional aftermarket sales. We also intend to expand our international sales by entering into additional coproduction programs to enable certain foreign customers to engage in in-country manufacture or assembly of our small arms.
      Pursue Horizontal Integration through Bundling Sales of Accessories with the M4 Weapon Systems. We are dedicated to increasing sales of high quality product accessories to our customers. We have sold over 196,000 M4 carbines worldwide since January 1, 2000. We believe that we have a significant opportunity to increase revenue by offering additional accessories to enhance the capability and functionality of the M4 carbine.
      Pursue Opportunities with Law Enforcement Agencies. We have sold approximately 55,000 rifles, carbines and related weapon systems to the Department of Homeland Security and a variety of domestic law enforcement agencies over the past five years. Law enforcement agencies typically look to the U.S. military when determining their weapon of choice. Because we have such a strong presence within the U.S. military, we believe law enforcement agencies will continue to look to us to provide them with additional weapons, upgrades and spare parts.
      Pursue Strategic Acquisitions. We intend to seek out selected domestic and international acquisition opportunities. In evaluating acquisition candidates, we intend to focus on companies that have a complementary product line or technological competencies, as well as those we believe will enhance our ability to implement our business strategy.
History
      “Abe Lincoln may have freed all men, but Sam Colt made them equal.” This post-Civil War slogan would have been music to Sam Colt’s ears had he lived long enough to hear it. Sam Colt’s success story began with the issuance of a U.S. patent in 1836 for the Colt firearm equipped with a revolving cylinder containing five or six bullets. Colt’s revolver provided its user with greatly increased firepower. Prior to his invention, only one- and two-barrel flintlock pistols were available. As a direct result of his invention and the marketing and sales success that followed, Sam Colt and his firearms played a prominent role in the history of a developing America. So popular was the Colt revolver during the latter half of the 1800s that it was perhaps the best known firearm, not only in this country, but also in Canada, Mexico, and many European countries. To this day, we believe the name Colt suggests firearms to most Americans.
      The following dates have been key events in our and our predecessors’ history:

•	In 1867, a predecessor of our company began producing Dr. R.J. Gatling’s machine gun, a semiautomatic using a hand-operated crank to turn a cluster of six to ten barrels while feeding ammunition into the breech.

•	In 1911, the Model 1911 Automatic Pistol was introduced, a design that still defines the standard for modern day .45 caliber semi-automatic pistols.

•	In 1960, the AR-15 semi-automatic rifle was introduced, followed by the M16 military fully automatic version.

•	In 1993, we were awarded a contract to supply nearly 19,000 of the new M4 carbines to the U.S. Army and to joint Special Forces personnel.

•	In 1997, the U.S. government recognized us as the sole source supplier to the U.S. military of the M4 carbine.

•	In 2002, New Colt Holding Corp., or New Colt, legally separated its commercial business, Colt’s Manufacturing, and its defense business, Colt Defense LLC. This separation was intended to allow the two divisions to focus on core customers, facilitate the development and execution of business opportunities, and optimize financing opportunities. In 2003, New Colt distributed its ownership in Colt Defense LLC, pro-rata to the stockholders of New Colt. As part of the restructuring, we received a license to use the Colt name in connection with the sale, marketing, manufacturing and distribution of military and law enforcement weapons, including handguns for military use. This license was subsequently replaced by a 20-year paid-up license, which may be extended solely at our option for successive five-year periods upon payment of $250,000 for each additional five-year period.
Products
      Our product line includes rifles, carbine rifles, grenade launchers, and submachine guns as well as a range of weapons-related products and accessories. Below is a brief description of some of our primary products.
Military Rifles
      M4 5.56mm Carbine. The M4 carbine, first approved for use by the U.S. military in 1993 due to its size and performance, is not only well suited for special operations and elite battle units of the U.S. military and similar units of other militaries but for all general purpose forces as well. The M4 is a fully/semi-automatic, air-cooled, magazine-fed, gas-operated carbine. The M4 carbine is based on simplicity of operation, maximum interchangeability of parts and ease of maintenance. This combination of favorable characteristics has contributed to a durable, high performance system with low life cycle maintenance costs. The M4 carbine features a four-position sliding buttstock allowing it to adapt to soldiers of different sizes and physical characteristics as well as various firing positions. The M4 is the first weapon to fully utilize the flat top upper receiver, which allows the user flexibility in accessorizing. We have designed it so that all parts are completely interchangeable with other M4 carbines, ensuring quality, commonality of parts and reduced maintenance costs. We sold approximately 40,000 units of the M4 carbine in 2004.
      The M4 carbine is designed to accept the M203 grenade launcher which can easily be assembled to the carbine offering the user both point and area firing capabilities.
      We also offer a variation of this rifle through Colt Canada as the C8 carbine, and a flat-topped variation through Colt Canada as the C8FT. Additionally, we offer a variation that is fully-automatic. We sold approximately 3,650 units of the C8 carbine from February 1, 2004 through January 31, 2005.
      As a large number of militaries modernize equipment, several have chosen to replace their outdated weapons with lighter weapons, including the replacement of 7.62 mm with 5.56 mm caliber weapons. We are the sole source supplier to the U.S. government of the M4 carbine and all critical M4 carbine spare parts through June 30, 2009.

      M4 Commando. The M4 Commando, a derivative of the M4 carbine, is the most compact of our 5.56 millimeter family of weapons, and we believe it is particularly useful for close quarters combat, where lightness, ease of handling, accuracy and reliability matter most. We also offer through Colt Canada a similar version known as the C8CQB (Close Quarter Battle) carbine.
      Colt Canada also offers a variation of this carbine under the “Special Forces Weapon” widely recognized brand name and the Special Forces Support Weapon, which incorporates a mechanical buffer system to reduce the rate of fire and thereby increase accuracy. The Special Forces Support Weapon is also available with a special 100 round high capacity magazine. We sold approximately 2,000 units of the M4 Commando in 2004.
      Colt Automatic Rifle. The Colt Automatic Rifle, or CAR, is a newly designed weapon system that is our candidate to replace the M249 Squad Automatic Weapon and will be one of the four variants for our submission under the OICW-Increment I RFP. The CAR is a gas-operated, air-cooled, magazine-fed, fully automatic weapon with a firing rate of 600-750 rounds per minute. The new, heavier barrel design increases stability, accuracy and heat dissipation. The Automatic Rifle features a rugged bipod design, which deploys and retracts rapidly and easily with the use of a single hand. We did not sell any units of the CAR in 2004.
      The CAR shares common features with the M16 rifle and M4 carbine, and is immediately familiar to soldiers trained in operating the M16 family of firearms. It uses the same wide variety of ammunition as the M16 and shares the same magazine and parts with the M16 and M4 families of weapons, thereby drastically reducing training and logistics requirements.
      We also offer a variation of this rifle through Colt Canada as the Light Support Weapon Rifle.

      9mm Submachine Gun. The 9 mm Submachine Gun, or SMG, is a lightweight, compact weapon encompassing the same straight-line construction and design as the M4 carbine. This straight-line construction, coupled with the low recoil associated with 9 mm ammunition, the SMG provides highly accurate fire with less muzzle climb, especially in full automatic fire. Less recoil also facilitates ease of training and improves accuracy. We sold approximately 600 units of the SMG in 2004.
      The operation and training for the 9 mm Submachine Gun is similar to that of the M16 rifle, M4 carbine or M4 Commando, eliminating the need for substantial cross training. The SMG is extremely well-suited for military organizations with a definite need for a lightweight, compact weapon required to turn out sustained and controlled fire in close confrontations. The 9 mm Submachine Gun is also ideal in military and law enforcement situations where maximum concealability and lower velocity are required. Furthermore, due to its lack of over-penetration, it is desirable in the following areas: urban environments, boats and ships, in and around buildings, and airfields.
      M16 5.56 mm Rifle. The M16 is a fully/semi-automatic, air-cooled, magazine-fed, gas-operated rifle. It is the primary weapon of issue for the U.S. Army and 50 other armed forces around the world with an estimated installed base of two million units. The M16A4 Rifle version features a removable carrying handle with an integral rail-mounting system. When the carrying handle is removed, any accessory device with a rail grabber, such as an optical sight, can be mounted on the weapon. We sold approximately 1,400 units of the M16 in 2004.
      The M16A4 Rifle is designed to accept the M203 Grenade Launcher which can easily be attached to the rifle offering the user both point and area firing capabilities. Also, all US and NATO rifle grenades can be fired without any supplementary equipment.
      We also offer a variation of this rifle through Colt Canada as the C7 Rifle. We sold approximately 3,800 units of the C7 rifle from February 1, 2004 through January 31, 2005.

Grenade Launchers
      M203 Grenade Launcher. The M203 grenade launcher is a lightweight, single-shot, breech-loaded 40 millimeter weapon designed for attachment to M16 rifles, M4 carbines and law enforcement rifles, creating a versatile combination weapon system capable of firing 5.56 millimeter rifle ammunition as well as a whole range of 40 millimeter high explosive and special purpose ammunition (including non-lethal ammunition). It has a maximum effective range of 400 meters, low recoil, and is extremely accurate. The M203 grenade launcher is also utilized by government agencies for crowd control and criminal apprehension though the use of tear gas, rubber bullets and bean bags. We also offer a variation of this product through Colt Canada as the M203A1 grenade launcher. We sold approximately 3,000 units of the M203 grenade launcher in 2004.
Law Enforcement Rifles
      AR-15A2 Government Carbine. The AR-15A2 Government Carbine comes in a lightweight, compact, semi-automatic package while offering 5.56 millimeter semi-automatic firepower with high mobility. We believe it is particularly suited to law enforcement requirements outside the range and accuracy of handguns. We sold approximately 1,590 units of the AR-15A2 Government Carbine in 2004.
      Law Enforcement Carbine. This specially designed law enforcement weapon system features many of the combat proven advantages of the military M4 carbine and is designed for tactical deployment and traditional patrol. It offers a semi-automatic only mode. The Law Enforcement Carbine rifle is also available with a step-cut barrel that allows it to accept a grenade launcher for nonlethal options. We sold approximately 4,100 units of the Law Enforcement Carbine in 2004.
      Accurized Rifle. The Accurized Rifle features an all-new free floating, 24” (61 cm) stainless steel barrel that delivers increased accuracy in a semiautomatic platform. Included as part of the Accurized Rifle design is an all-aluminum tubular handguard with twin sling swivel studs that allow for easy target sling and bipod attachment.
      Also, the Accurized Rifle utilizes an enhanced trigger group for smoother and more consistent trigger pull. When situations demand rapid and accurate multiple shot deployment, the Accurized Rifle delivers unparalleled accuracy. We sold approximately 240 units of the Accurized Rifle in 2004.
Spare Parts and Replacement Kits
      We produce and provide spare parts and replacement kits for our weapon systems. The spare parts and replacement kits activities generated revenues of $6.2 million in 2003 and $10.7 million in 2004. We believe this area of activity is poised to expand with increased weapons usage in accordance with the heightened state of alert and activity surrounding the support of homeland defense initiatives. Additionally, as the U.S. increases its training requirements for its special operations forces, international forces become more active as well. We believe this activity translates to near-term higher weapons usage both domestically and abroad, resulting in increased deliveries for our spare parts and kits business.
Accessories
      Due to the flexibility of our small arms, we offer our customers procurement services whereby we will accessorize the small arms we sell to the customer’s specifications. The M16 rifles and M4 carbines are the platform for the U.S. military’s current generation modular weapon system, or MWS, which incorporate a rail adapter system into the weapons. With rail systems attached, MWS provides multiple mounting surfaces for the M16 and M4 weapons. The M16 and M4 employ the U.S. military’s standard 1913 rail system which provides the weapon with the capacity to mount various accessory devices, including topical sights, thermal sights, backup iron sights, laser sighting and targeting devices, a combat identification of dismounted soldiers system or a flashlight. Accordingly, there is a large base of components using this system and a significant investment by the U.S. military and foreign countries in these components. In 2004, as part of our procurement services, we provided the United Arab Emirates a “package” of M4 carbines with accessories tailored to their specifications. In 2004, our contract management sales were $5.3 million.
Licensing and Coproduction Programs
      Our other business is composed primarily of granting a manufacturing license agreement, or MLA, and technical assistance agreement, or TAA, to enable certain governments to avail themselves of our M4, M16 and M203 weapons technology (subject to U.S. State Department approval) to engage in in-country manufacture or assembly of these weapon systems. The advantage of granting such rights is to install the Colt weapon system in the host country and enable Colt to collect royalties and other income based on these activities. It also enables the host country to convert and modernize their present production facilities to enable the manufacture of these weapons and maintain control of the cost and actual number of weapons produced. At present, we have MLAs with the Canadian government manufacturer and with the Hellenic Defense Systems in Greece for the assembly of M4 and M16 kits and M203 grenade launchers. We are currently responding to a “Request for Proposal” to supply M4 carbines to the entire Hellenic armed forces. We continuously evaluate opportunities to enter into coproduction programs with allied governments to convert their standard issue rifle from the 7.62 caliber to 5.56 caliber ammunition. Since the M16 rifle and M4 carbine are the leading candidates in the majority of these expected procurements, we believe we are well positioned to participate in this new trend.
Acquisitions
      We pursue a strategy of growth through acquisition by acquiring businesses and assets that complement our existing operations and enhance our competitiveness. We exercise a high degree of financial discipline and strictly adhere to the following criteria to evaluate prospective acquisitions, including whether the business to be acquired:

•	broadens the scope of products we offer or the geographic areas we serve;

•	offers attractive margins;

•	is accretive to earnings;

•	offers opportunity to improve profitability by increasing the efficiency of our operations;

•	is managed in a manner consistent with our existing businesses; and

•	complements our portfolio of existing businesses by increasing our ability to meet our customers’ needs.
      In our desire to be responsive to the needs of the military and law enforcement communities, including fighting an extended conflict and taking on new missions in homeland security, we are pursuing an acquisition strategy that complements the Army’s strategy of evolutionary acquisitions through spiral development and other methodologies. In this regard, we are using our expertise in government procurement to field new technologies and understand the needs of the war-fighting forces.
      For example, our recent acquisition of the Diemaco division of Héroux-Devtek Inc. (now Colt Canada Corporation) has broadened our market presence with additional scale and critical mass. Colt Canada has been designated the center of excellence for small arms for over 25 years by the Canadian government, and is the sole source supplier of the C7 rifle and the C8 carbine to the Canadian Department of National Defence, under the terms of our license agreement with the Canadian government. In addition, Colt Canada is the Canadian government’s preferred source for all other small arms and related parts and services. Nearly all of Colt Canada’s products are based on licensed Colt technology and are similar to our products in many respects. For example, Colt Canada’s C8 carbine is largely based on M4 technology and its C7 rifle is largely based on M16 technology. Thus, our discussions with respect to the M4 carbine also apply to the C8 carbine. By acquiring Colt Canada, we have diversified our customer base and channels of distribution, adding customers and contracts in Canada, Denmark, the Netherlands and the United Kingdom with further possible opportunities in other countries. We also have bolstered our next-generation product capabilities through this acquisition by capitalizing on the talents of Colt Canada engineering and design staff. We seek to attain cost synergies through improved and increased production capacity, combined purchasing power and the benefits of operating our two manufacturing facilities, all for the benefit of not only Colt but also its customers.

Customers
      We provide firearms and weapon systems to a diverse customer base that we divide into the following three categories: the U.S. government (including sales by the U.S. government to foreign militaries), direct sales to foreign governments, and domestic law enforcement agencies. The table below reflect our small arms sales by customer in 2004:
      Our single largest customer is the U.S. government, which represented approximately 54% of our sales in 2004. Canada, the United Arab Emirates and Denmark, each accounted for more than 10% of our consolidated revenue for the fiscal year ended December 31, 2004. Our largest domestic law enforcement customers are the New York City Police Department and the Idaho, Virginia and Washington State Police. Internationally, we provide firearms to the militaries and law enforcement agencies of numerous countries, including Australia, Brazil, Canada, Colombia, Israel, Mexico and Thailand.
Research and Development
      We devote a substantial portion of our resources to developing new products and enhancing existing products. We have a long-standing tradition of working closely with military ground troops to improve our weapon systems to meet their requirements. Our ability to compete for new contracts depends, to a large extent, on the success and innovation of our research and development programs. We spent $712,000 $476,000 and $291,000 of our revenues on research and development in 2004, 2003 and 2002, respectively. Our product engineering department consists of: an engineering services group that is responsible for developing and maintaining all drawings and bills of material; a test and support group that is responsible for engineering support of current products as well as planning and carrying out developmental testing and testing of competitive products; a design group that not only supports existing products but also designs new products; and a model shop equipped with sophisticated multi-axis equipment and software to enable three dimensional models to be imported from the design group to be quickly converted into hardware.
      We also maintain a product support engineering group at our Canadian facility that is responsible for supporting existing products and developing new products in response to customer requirements. This group also is responsible for ongoing independent research and development activities. This group includes engineers, technicians, technologists, CAD draftsmen, designers and support personnel. In the most recent fiscal year of Colt Canada, it spent $550,000 on research and development.
      We have developed a niche market catering to Special Forces and law enforcement by customizing weapons to customer requirements. An example is the successful introduction of the SFW (special forces weapon) currently in service with elite forces from Canada, the United Kingdom, Norway and others. Our SFW production capability uses state-of-the-art machinery that provides us with the flexibility required to run small quantities of unique configurations economically, which would be difficult to replicate at larger facilities.
      We believe our research and development expertise will enable us to compete for new contracts based on the success and innovation of our research and development programs. Our capabilities enable us to offer products to a wider customer base and thus enhance our market position, particularly within Europe and the law enforcement markets.
Marketing and Distribution
      Our marketing strategy is a customer-based approach that takes advantage of interaction with the customer. This enables us to respond to the feedback and guidance of customers on a real-time basis. We continuously analyze the defense and law enforcement markets to anticipate the needs of our existing customers.
      Our unique position as the sole source supplier of the M4 weapon system to the U.S. military allows us to position ourselves to be able to satisfy not only U.S. government requirements, but also the requirements of law enforcement and international customers. The prevailing strategy to counter insurgent/terrorist activity is the use of mobile military units with lightweight weapons that can be deployed and maneuvered quickly. We believe that the M4 carbine and its derivatives are the lightweight weapons that meet and exceed that challenge. Domestic law enforcement sales are made and distributed either directly to the end user, such as the FBI, the New York City Police Department, and the Drug Enforcement Agency, or through our distributors and sales agents. In addition to our internal business development staff, we sell our products to law enforcement customers through a network of approximately 20 distributors and other additional sales agents. Some law enforcement sales can also be made by using the U.S. government as the buying agent. Our distribution strategy enables us to service smaller law enforcement agencies as well.
      The contracting process with our customers often takes anywhere from six to twelve months to complete and sometimes longer. Widely recognized brand name loyalty and weapons already in stock play a significant role in the selection process of our customers.
Export Sales
      There are two predominant principal contracting methods used for export sales, Direct Foreign Sales, or DFS, and the U.S. government’s Foreign Military Sales, or FMS. In a DFS transaction, the contractor sells directly to the foreign country and assumes all risks in the transactions. In a FMS transaction, the sale is funded for, contracted by and made to the U.S. government, which in turn sells the product to the foreign country. Licenses are required from U.S. government agencies for DFS exports from the U.S. or Canada for all of our products. Licenses are also required from the Canadian government for export sales by Colt Canada. Additionally, some sales are made with the U.S. acting as a buying agent.
      We currently sell several of our products in the international marketplace. Direct sales to non-U.S. government customers accounted for approximately 46%, 27% and 30% of our revenue in the years ended December 31, 2002, 2003 and 2004, respectively. Except for sales by Colt Canada, our foreign contracts are payable in United States dollars.
      We maintain relationships with representatives in foreign countries to provide assistance in promoting the technical and military advantages of the M4 weapon system. These relationships are an important component to our international marketing efforts. These relationships are based on representation agreements with the local in-country representatives and are renewable on an annual basis. We maintain one representative per country, where a representative may range from a single individual to a group/company. As of April 3, 2005, there were approximately 30 representatives with whom we have a working relationship. The representatives assist us in identifying opportunities, positioning us to obtain the contract award successfully, assist local government officials and us in the facilitation of legal and financial obligations of the sale, and oversee the delivery and after sale services of the sale. We require that our representatives comply with all applicable law, including the Foreign Corrupt Practices Act.
Product Manufacturing and Raw Materials
Manufacturing
      We have two manufacturing facilities where we can produce small arms efficiently and effectively to meet U.S. and Canadian government requirements, as well as the needs of other customers. Both of our facilities are certified and registered ISO 9001:2000, a widely recognized quality management standard set and monitored by the International Organization for Standardization. Our primary manufacturing facility is located in West Hartford, Connecticut. This facility totals approximately 310,000 square feet, of which we use 207,000 square feet and lease the remainder to Colt’s Manufacturing. This manufacturing facility successfully achieved its U.S. government Quality Certification for design and manufacture of rifles and carbines. We successfully passed our most recent audit in September 2004. Our other manufacturing facility in Kitchener, Ontario, purchased as part of our May 2005 acquisition of Colt Canada, has 44,000 square feet of space.
      Both facilities operate on a single production plan so that we can maximize our output and efficiency. In addition, both facilities organize weapons manufacturing around production work cells to maximize productivity and minimize bottlenecks. Weapon production is supported by dedicated machinery, which eliminates long set-up and change-over times. We produce an average of 6,500 rifles and carbines per month between our two manufacturing facilities.
Quality Assurance
      There are several areas of quality assurance that are an integral part of the manufacturing process. First, the metallurgical laboratory ensures the grade and quality of the materials that are identified for a specific process. Since heat treating and chemical finishes areas are critical to the manufacture of a world class firearm, we monitor the manufacturing processes within the strict guidelines of our ISO 9001:2000 quality management system. Once the firearms are assembled, we test the rifles for reliability, durability and accuracy. The workstations are equipped with software-enabled computers to rate and measure each weapon. We believe our testing process ensures high quality and first-rate weaponry.
Raw Materials
      Our manufacturing operations require raw materials, primarily aluminum and steel, which are purchased in the open market and, except for steel, are normally available from a number of suppliers. In the U.S., the steel we purchase for our gun barrels is currently available from only a single supplier who has been approved by the Department of Defense to manufacture the quality of steel it requires. We have not experienced any significant delays in obtaining timely deliveries of essential raw materials. In recent years, the average cost of materials has risen less than 4%. Although all of our contracts are fixed-price contracts, we can raise prices by 4% each year to offset inflationary impacts.
Backlog
      As of April 3, 2005, our funded backlog was approximately $59 million compared with $23.3 million as of April 4, 2004. A substantial majority of this backlog is expected to be earned as revenues by the end of 2005. This backlog provides management with a useful tool to project sales and plan its business on an ongoing basis. Funded backlog is based upon amounts actually appropriated and therefore does not include the awarded but unfunded portion of total contract values. In addition to our funded backlog, we have an IDIQ (indefinite delivery, indefinite quantity) contract with the U.S. government for an additional $45 million that is expected to be ordered by July 2005. Together this backlog and the orders expected on the remaining portion of the IDIQ contract should take over 18 months to build.

Competition
      The market for arms manufacturing is highly competitive. Heckler & Koch and Fabrique Nationale Nouvelle Herstal S.A. are our largest competitors in the small arms market. We also encounter additional competition from other industry participants, including Bushmaster, Olympic Arms, DPMS and Rock River Arms.
      Our smaller competitors are primarily in the commercial “black rifle” market. This market is characterized by rifle sales to law enforcement and commercial distributors. Such competitors are not part of the restricted base of suppliers to the U.S. military, nor have they historically competed against us for U.S. government contracts.
      In programs where we are the sole source provider, other suppliers may compete against us only as our license agreements allow. Over 41% of our total contract revenue for the year ended December 31, 2004 was derived from our sole-source business.
      We believe that we will continue to be able to compete successfully based upon the quality, technological advancement and cost competitiveness of our products and services. Our ability to compete depends to a large extent on the success and innovation of our research and development programs, whether we can partner with military industrial facilities owned by the Department of Defense, and our readiness in facilities, equipment and personnel to undertake the programs for which we compete.
Intellectual Property
      Our intellectual property can be categorized into two classifications: (1) trademarks and copyrights and (2) technology. We own the TDP to manufacture the M16 rifle and a separate TDP to manufacture the M4 carbine. We also develop and maintain a TDP for each of the weapon types and models that we develop for production. We own or license common law and registered trademarks and copyrights that are used to identify our products and services. Our trademarks are registered in the United States and/or in certain foreign jurisdictions.
      Our technology base of intellectual property consists of (1) patents, (2) manufacturing processes, (3) proprietary know-how and (4) other trade secrets. This body of technology is used to develop a TDP, which is a blue print for manufacturing our small arms products.
      We have maintained the M16 and M4 design and technical data and have made improvements at considerable expense. We also have safeguarded our TDP from unauthorized disclosure and use. These efforts have ensured that our M16 and M4 weapons are unparalleled in quality, endurance and performance. While some companies imitate our products, we believe these imitations are made without regard to our rigorous quality of materials, processes and testing that are required to be met by the Department of Defense. For example, we use materials and machining processes that are proprietary. We employ stringent quality assurance and final acceptance testing of each product prior to shipment, requirements that are defined in government weapons specification. These include electrochemical coatings, heat treating, special formulations of chrome vanadium steel, metallurgical laboratory testing, high pressure resistance testing, magnetic particle inspection, and form, fit, function and accuracy evaluations to ensure a weapon ready for combat.
      In 1967, our predecessor entered into a Technical Data Sales and Patent License Agreement, or 1967 License, with the U.S. government, Department of the Army. Pursuant to the 1967 License, we granted to the U.S. government a non-exclusive license to use the TDP for the M16 rifle and to make or have made M16 rifles and repair parts in the United States, and to use and sell such weapons throughout the world for military use (including the right to make foreign military sales of M16 rifles). The payment of royalties relating to the M16 rifle and repair parts ceased in 1990. In 1997, the 1967 License was amended to include a nonexclusive license to use the TDP for the M4 carbine and to make or have made M4 carbines and M4 unique components in the United States for military use after June 30, 2009. The 1967 License was further amended to extend the term for the license for the M16 rifle and M4 carbine through December 24, 2037, after which the U.S. government will have a fully paid-up license to use the TDP for the M4 carbine for any government purpose without the payment of additional royalties.

      Our predecessor entered into a license agreement with the Canadian government as of February 8, 1984, pursuant to which it granted to the Canadian government the exclusive license to use the TDPs for various rifles — including, among others, the C-10 Canadian Forces Small Bore Rifle, the C7 rifle and C8 carbine — and to make or have made such rifles and repair parts in Canada for use by the Canadian military, as well as a nonexclusive license to use such TDPs and to make or have made such rifles and repair parts for sales to other NATO nations. Under the current license agreement, as amended, Colt Canada is the sole contractor authorized to manufacture weapons under the license agreement, and can only be replaced by the Canadian government with our consent (which cannot be unreasonably withheld). Royalties of between 5% and 7% (depending on the countries to which they are shipped) are payable on most such rifles and repair parts manufactured by the Canadian government; separate, fixed royalties are payable for each C-10 rifle and repair part manufactured thereunder. The license has a 30-year term, after which the Canadian government will have a fully paid up license to use the TDPs for such rifles without the payment of additional royalties.
      We have an exclusive, worldwide, license right from New Colt to use the COLT® widely recognized brand name for the sale of firearms, spare parts and related products for military and law enforcement use (including handguns for military use). This license also includes the use of the ® and ® trademarks. The trademark license is fully paid up for its initial 20-year term, which may be extended solely at our option for successive five year periods upon payment of $250,000 for each additional five-year period.
      We maintain and vigorously protect our intellectual property rights. From time to time, we pursue litigation or other legal means to challenge the conduct of our competitors over the unauthorized use of such rights. For example, we have brought actions in federal district court against Bushmaster Firearms, Inc., which cases are pending in Portland, Maine, challenging Bushmaster’s manufacture, marketing, distribution and sale of M4 look-alike weapons and we have alleged trademark, trade dress, and patent infringement, together with unfair competition and false advertising. Bushmaster has filed a partial motion for summary judgment challenging the validity of our registered M4 trademark and related rights, which we are opposing. We are seeking damages and injunctive relief. A trial is scheduled for later this year.
Government Contracts; Regulatory Matters
      A majority of our revenue is derived from contracts with the Department of Defense or other U.S. government agencies. U.S. government business is performed under fixed-price contracts. We are not a party to any cost-plus contracts. Under U.S. government regulations, certain costs, including certain financing costs, portions of research and development costs, lobbying expenses, certain types of legal expenses, and certain marketing expenses related to the preparation of bids and proposals, are not allowed for pricing purposes.
      The U.S. government also regulates the methods under which costs are allocated to U.S. government contracts. We are subject to a variety of audits performed by U.S. government agencies. These include pre-award audits that are performed upon the submission of a proposal to the government. During the performance of certain contracts, the U.S. government has the right to request and to examine labor charges, material purchases, and overhead charges to any active contract. Upon a contract’s completion, the U.S. government may perform a post-award audit of all aspects of contract performance to ensure that we have performed the contract in a manner consistent with our proposal.
      U.S. government contracts are, by their terms, subject to termination by the government for either its convenience or default by the contractor. Termination for convenience is at the government’s discretion and occurs when there is a determination that termination of the contract is in the government’s interest, such as when there is a change in the government’s needs. Fixed-price contracts provide for payment upon termination for items delivered to and accepted by the U.S. government and, if the termination is for convenience, for payment of fair compensation of work performed plus the costs of settling and paying claims by terminated subcontractors, other settlement expenses, and a reasonable profit on the costs incurred. If a contract termination is for default, however, the contractor is paid an amount agreed upon for completed and partially completed products and services accepted by the U.S. government. In these circumstances, the U.S. government is not liable for the contractor’s costs with respect to unaccepted items, and is entitled to repayment of advance payments and progress payments, if any, related to the terminated portion of the contract. The contractor may be liable for excess reprocurement costs incurred by the U.S. government in procuring undelivered items from another source and/or damages.
      In addition to the right of the U.S. government to terminate government contracts for default or convenience, U.S. government contracts are conditioned upon the continuing availability of Congressional appropriations. As is common in the industry, we are subject to business risks, including changes in governmental appropriations, national defense policies or regulations, service modernization plans, and availability of funds. Any of these factors could materially adversely affect our business with the U.S. government in the future.
Environmental Laws and Regulations
      We are subject to federal, state, local, provincial and foreign laws and regulations governing the protection of human health and the environment, including those regulating releases and discharges to the air and water, the management of wastes, the control of noise and odors, and the generation, storage, handling, use, transportation and disposal of hazardous materials. Certain of these laws and regulations require us to obtain and operate under permits that are subject to periodic renewal or modification. While we strive to operate in compliance with the requirements of these laws and permits, we cannot assure you that we are or have been at all times in the past in complete compliance with all such requirements. We are subject to potentially significant fines or penalties if we fail to comply with the requirements and conditions of such laws and permits and we are not insured for costs arising from such noncompliance events. These laws and permits can require the installation of pollution control equipment or operational changes to limit actual or potential impacts to the environment. Although we have made and will continue to make capital expenditures in order to comply with the requirements of environmental laws and permits, we do not expect material capital expenditures for environmental controls for the remainder of 2005 or next year. However, environmental requirements are complex, change frequently, and could become more stringent in the future. Accordingly, we cannot assure you that these requirements will not change in a manner that will require material capital or operating expenditures or will otherwise have a material adverse effect on us in the future.
      We are also subject to environmental laws requiring the investigation and cleanup of environmental contamination. Certain of these laws impose joint, strict and several liability, including liability for investigation and cleanup costs and natural resources damages, associated with contamination at our current or former facilities, in some circumstances even if such contamination was caused by a third party, such as a prior owner or operator. We may be subject to liability if contamination is discovered at a landfill or other off-site disposal location where we have disposed of wastes, notwithstanding that our historic disposal practices may have been in accordance with all applicable requirements. We can also be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous materials located at or released from such properties. While we have not incurred material costs for environmental compliance, environmental litigation or remediation in the past, new laws and regulations, stricter or more vigorous enforcement of existing laws and regulations, the discovery of unknown contamination or the imposition of new or more stringent clean-up requirements may require us to incur substantial costs in the future. As such, there is no assurance that we will not incur material costs in the future.
Employees
      As of April 3, 2005, we have approximately 380 employees in the U.S. and 90 in Canada. Approximately 74% of our U.S. employees are represented by a union and are covered by a three-year collective bargaining agreement that was entered into in May 2004 and that expires in May 2007. We had a two-week work stoppage in April 2004 which was a result of a management lock-out of unionized employees at our West Hartford, Connecticut facility in connection with the negotiation of a new collective bargaining agreement. We believe that our relations with all of our employees are good.

Our Properties
      Our corporate headquarters, engineering, manufacturing and research and development activities are located in our West Hartford, Connecticut facility. We lease this approximately 310,000 square foot facility pursuant to a lease expiring December 31, 2006. In February 2005, we entered into an agreement with the landlord to purchase this facility. We own a manufacturing, engineering and research and development facility in Kitchener, Ontario, Canada that is approximately 44,000 square feet. We also lease a warehouse in Kitchener, Ontario, Canada that is approximately 3,700 square feet, under a lease expiring on May 14, 2007. We anticipate leasing a 40,000 square feet facility in the Marine Corps Logistics Base at Albany, Georgia under a five-year lease with the Department of the Navy.
Legal Proceedings
      From time to time we are involved in legal proceedings arising in the ordinary course of our business. We believe that we have adequately reserved for these liabilities and that there is no litigation pending that is likely to have a material adverse effect on our financial condition, results of operations and cash flows.
      As a government contractor, we are subject to U.S. government investigations from time to time relating to our operations and audits of our accounting procedures by the Defense Contract Audit Agency. Government contractors who are found to have violated the False Claims Act, or are indicted or convicted for violations of other federal laws, may be suspended or disbarred from government contracting for some period. Such an event could also result in fines or penalties. Given our dependence on U.S. government contracts, suspension or debarment could have a material adverse effect on us. We have never been proposed for and/or suspended or debarred from contracting with the U.S. government. Our policy is to cooperate with governmental investigations and inquiries regarding compliance matters, and we also make voluntary disclosures of any compliance issues to governmental agencies as appropriate. We continuously provide information on compliance matters to various government agencies, and we expect to continue to do so in the future.

MANAGEMENT
Officers and Directors
      Set forth below is information concerning the persons who will be the executive officers, key employees and directors of Colt as of the completion of the offering:

Name	Age	Position

Executive Officers
Lt. Gen. William M. Keys, USMC (ret.)	68	Director, President and Chief Executive Officer
Maj. Gen. James R. Battaglini, USMC (ret.)	55	Executive Vice President and Chief Operating Officer
Carlton S. Chen	54	Vice President, General Counsel and Secretary
Richard J. Nadeau	50	Vice President and Chief Financial Officer

Other Key Employees
Kevin J. Brown	53	Executive Director — Military Programs
Michael P. Reissig	51	Executive Director — Sales and Marketing

Directors
Gen. the Lord Guthrie of Craigiebank	66	Director
John P. Rigas	41	Director
Gen. Gordon R. Sullivan, USA (ret.)	67	Director
John R. Torell III	65	Director
Philip A. Wheeler	63	Director

      William M. Keys, Lieutenant General, United States Marine Corps, (Ret.), age 68, has been our President, Chief Executive Officer and Director since 2002, before which he served as President, Chief Executive Officer and Director of Colt’s Manufacturing. During his 34-year career as a U.S. Marine Corps Infantry officer, he served two tours in Vietnam and commanded at every level of operational command from platoon to division. He served as the Commanding General, 2d Marine Division, during Desert Storm. His last active duty assignment was as the Commanding General, Marine Forces Atlantic with Command of all Operational Forces of Fleet Marine forces Atlantic, II Marine Expeditionary Force, Camp Lejeune, NC and Component Command of all Marine forces in Europe and Central and South America.
      James R. Battaglini, Major General, United States Marine Corps. (Ret.), age 55, has been our Vice President of Operations since October 2004. Prior to joining our company, he held various staff and leadership positions as an infantry officer in the United States Marine Corps for over 33 years, before retiring from active service in 2004. His leadership positions in the United States Marine Corps included: Commanding General, Third Marine Division in Okinawa, Japan from July 2001 until June 2002; Commanding General, 1st Marine Expeditionary Brigade/ Deputy Commanding General, I Marine Expeditionary Force from July 1999 until July 2001; and Commanding General, Marine Corps Recruit Depot, Parris Island, S.C., from September 1997 until June 1999. In his last active duty assignment from June 2002 until August 2004, he served as Director, Expeditionary Warfare Division, Warfighting Requirements and Programs (N7), Navy Staff, Pentagon.
      Carlton S. Chen, age 54, has been our Vice President, General Counsel and Secretary since 2002, having served previously as General Counsel to New Colt and Colt’s Manufacturing. Additionally, he serves on the Board of Directors of two nonprofit companies, Sporting Arms and Ammunition Manufacturers’ Institute, Inc. and the American Corporate Counsel Association, Westchester/ Southern Connecticut Chapter.
      Richard J. Nadeau, age 50, has been our Vice President and Chief Financial Officer since May 16, 2005. Before joining our company, Mr. Nadeau was a Partner at the accounting firms of KPMG LLP and, prior to 2002, Arthur Andersen LLP, where he served as a commercial audit partner, primarily serving government contractors and US Airways.

      Kevin J. Brown, age 53, has been our Executive Director of Military Programs since our inception, before which he served as Executive Director of Military Programs to Colt’s Manufacturing from June 2002 until November 2002. From January 2000 to June 2002, Mr. Brown served as a Principal at NE CT Contract Associates, a consulting firm specializing in government contracts.
      Michael P. Reissig, age 54, has been our Executive Director of Sales and Marketing since our inception, before which he served as Director of Sales and Marketing to Colt’s Manufacturing, as well as Senior Vice President of New Colt.
      Lord Guthrie of Craigiebank, General, age 66, has been a Director since December 2004. In addition to serving on our Governing Board, he also serves as a nonexecutive Director of N.M. Rothschild & Sons, a merchant bank, and Favermead, Ltd., a property management company, both headquartered in London, England. He is currently Colonel of the Life Guards, Gold Stick to Her Majesty Queen Elizabeth II and Colonel Commandant of the Special Air Service, or SAS. He served the Welsh Guard and the SAS throughout Europe, Malaysia and East Africa for over 40 years. Apart from holding several senior staff appointments and commanderships, he was Chief of the Defence Staff and the Principal Military Advisor to two prime ministers and three Secretaries of State for Defence. He retired from the British Army in 2001.
      John P. Rigas, age 41, has been a Director since 1994. He is the Chairman and Chief Executive Officer of Sciens Capital Management, an alternative asset management firm headquartered in New York City. He has been employed as an executive with Sciens Capital Management or its predecessors since 1988. Prior to 1988, he was an analyst at E.F. Hutton & Company.
      Gordon R. Sullivan, General, United States Army (Ret.), age 67, has been a Director since April 2005. He has been President of the Association of the United States Army since 1998. He also serves as a Director of Newell Rubbermaid Inc. (NYSE: NWL), a manufacturer of consumer products, Shell Oil Company U.S., a petroleum company, Electronic Warfare Associates, Inc., an information technology company, and the Institute for Defense Analyses, an institute providing analysis on national security issues. From 1995 through 1997, he served as President of Coleman Federal, a division of Coleman Research Corporation (a subsidiary of Thermo Electron Corporation), a systems engineering company. From 1991 through 1995, he served as the 32nd Chief of Staff of the United States Army and as a member of the Joint Chiefs of Staff. Prior thereto, he served as Vice Chief of Staff and Deputy Chief of Staff for Operations and Plans of the United States Army.
      John R. Torell III, age 65, has been a Director since 1996. He has been a Partner of Core Capital Group, a private equity investment firm, since 1999. He currently serves as a Director, and member of the Audit Committee, of Wyeth (NYSE: WYE), a pharmaceutical and healthcare company. He is also Chairman of the International Executive Services Corps, the world’s largest organization providing executive volunteers to developing countries and emerging democracies. He is the former Chairman and Chief Executive Officer of Fortune Bancorp, former Chairman of the Board, President and Chief Executive Officer of CalFed Inc. and former President of Manufacturers Hanover Corporation and Manufacturers Hanover Trust Company.
      Philip A. Wheeler, age 63, has been a Director since 2003. Since 1989, he served as Director of Region 9A of the UAW. He presently is an officer of the Legislative Electoral Action Program and the United Labor Agency of Connecticut.
      A number of our directors, named executive officers and key employees (including Gen. Keys, Gen. Battaglini, Mr. Nadeau, Mr. Chen, Mr. Brown, Mr. Reissig, Mr. Rigas, Mr. Torell and Mr. Wheeler) serve in similar positions with New Colt and Colt’s Manufacturing. Additionally, Gen. Keys serves as sole Director and President of Colt Defense Employee Plan Holding Corp., and Mr. Chen serves as its Secretary. Gen. Keys, Mr. Rigas, Mr. Torell and Mr. Wheeler intend to remain directors of Colt’s Manufacturing and New Colt after the consummation of this offering. Each named executive officer and key employee intends to resign his executive positions with New Colt and Colt’s Manufacturing prior to the consummation of this offering.

Composition of the Board After This Offering
      Our board of directors consists of six members. We intend to add up to one additional nonmanagement director following completion of this offering. Our bylaws provide for a staggered board of directors.
      Directors are elected for three-year terms as follows:

•	Messrs. , and have been designated Class I directors whose terms will expire at the 2008 annual meeting of stockholders;

•	Messrs. , and have been designated Class II directors whose terms will expire at the 2007 annual meeting of stockholders; and

•	Messrs. , and have been designated Class III directors whose terms will expire at the 2006 annual meeting of stockholders.
      This classification of our board of directors could have the effect of delaying or preventing changes in control or changes in our management.
      Upon the completion of this offering, our board will consist of six directors,           of whom will qualify as “independent” according to the rules and regulations of the SEC and the NYSE. We expect to add another independent director within 90 days after the effectiveness of the registration statement of which this prospectus is a part.
      Following the consummation of this offering, we will be deemed to be a “controlled company” under the rules of the NYSE, and we will qualify for, and intend to rely upon, the “controlled company” exception to the board of directors and committee composition requirements under the rules of the NYSE. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors be comprised of a majority of “independent directors” and that our executive compensation and corporate governance and nominating and governance committees be comprised solely of “independent directors,” as defined under the rules of the NYSE. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act of 2002 and the NYSE rules, which require that our audit committee be comprised exclusively of independent directors within one year of an initial public offering.
      In connection with this offering, we will enter into a nominating agreement with the UAW pursuant to which we, acting through our nominating and corporate governance committee, will agree, subject to the requirements of our directors’ fiduciary duties, that the UAW will be entitled to designate one director to be nominated for election to our board of directors as long as the collective bargaining agreement remains in force. No person that is subject to any statutory disqualification (as defined under Section 3(a)(39) of the Exchange Act) will be permitted to serve as a director of our company.
Director Compensation
      Our policy is not to pay compensation to directors who are also employees of the Company. We anticipate that outside directors will enter into compensation arrangements to be determined.
Board Committees
      Prior to or promptly following the completion of this offering, our board of directors will establish an audit committee, a compensation committee and a nominating and governance committee. The composition, duties and responsibilities of these committees are set forth below. Committee members will hold office for a term of one year.
Compensation Committee
      At the time of the consummation of this offering, the compensation committee will be comprised of Messrs.                     and                     . We intend to avail ourselves of the “controlled company” exception under the NYSE rules which eliminates the requirement that we have a compensation committee composed entirely of independent directors. Our compensation committee reviews the salaries and other compensation of our executive officers, including equity-based compensation, and makes recommendations to our Board of Directors. In addition, the compensation committee reviews and administers our incentive compensation and other stock-based plans.
Audit Committee
      At the time of the consummation of this offering, the audit committee will be comprised of Messrs                     ,                     and                     . The board of directors has determined that Mr.                     qualifies as an audit committee financial expert as defined in Item 401(h) of Regulation S-K and is independent under the rules of the NYSE. Messrs.                     and  of our audit committee will not be independent as independence is defined in Rule 10A-3(b)(i) under the Exchange Act or under the NYSE listing standards. We plan to nominate a new independent member to our audit committee within 90 days of the effectiveness of the registration statement of which this prospectus is a part and a third independent director to our audit committee within one year after the effective date of the registration statement to replace existing members so that all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(i) under the Exchange Act and under the NYSE Rule 303A. In addition, one of them will be determined to be an “audit committee financial expert” as such term is defined in Item 401(h) of Regulation S-K.
      Our audit committee makes recommendations to our board of directors regarding the selection of our independent auditors and reviews the professional services provided by our independent auditors, the independence of our auditors, the professional fees payable to our auditors, our annual financial statements, and our system of internal accounting procedures and controls.

Nominating and Governance Committee
      At the time of the consummation of this offering, the nominating and governance committee will be comprised of Messrs.                ,                and                . We intend to avail ourselves of the “controlled company” exception under the New York Stock Exchange rules which eliminates the requirement that we have a nominating and governance committee composed entirely of independent directors. Our nominating and governance committee identifies and recommends nominees for election of our board of directors, develops and recommends to our board our corporate governance principles and oversees the evaluation of our board and management.

Compensation Committee Interlocks and Insider Participation
      None of our executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee.
Executive Compensation
Summary Compensation Table
      The following table sets forth all compensation received for services rendered during the year ended December 31, 2004 by our chief executive officer and our other named executive officers whose total compensation exceeded $100,000 in such fiscal year. These four officers are referred to as the “named executive officers” in this prospectus. The compensation described in this table does not include medical, group life insurance or other benefits which are available generally to all of our salaried employees. The share numbers in the Summary Compensation Table and footnotes thereto do not reflect the Internal Restructuring.
Summary Compensation Table

	Annual Compensation

			Other Annual	All Other
Name and Principal Position(1)	Salary ($)	Bonus ($)	Compensation ($)	Compensation ($)

William M. Keys	$421,860	$—	$—	$—
Chief Executive Officer
Carlton S. Chen	$182,863	$—	$—	$—
V.P., General Counsel and
Secretary
James R. Battaglini(2)	$77,858	$—	$—	$—
Executive Vice President and
Chief Operating Officer
Thomas C. Moore(3)	$152,788	$—	$—	$102,181
Former Vice President of Finance
and Chief Financial Officer

(1)	The named executive officers do not include our Chief Financial Officer, Richard J. Nadeau, who became our Chief Financial Officer as of May 16, 2005. Mr. Nadeau’s base salary for the year ending December 31, 2005 is $250,000. On commencement of employment, Mr. Nadeau was granted options to purchase 2,310 shares of common stock at an exercise price of $91.00 per share, with 513 vesting annually on the first, second and third anniversaries of his employment, and 770 vesting upon the earlier of ten years’ employment or our initial public offering.

(2)	Gen. Battaglini commenced employment on October 1, 2004. His salary and bonus, if annualized, would have been greater than $100,000.

(3)	Mr. Moore was our Vice President of Finance and Chief Financial Officer until September 30, 2004. Amounts shown under “Other Annual Compensation” include salary continuation and medical benefits received by Mr. Moore pursuant to a separation agreement and general release of claims dated September 30, 2004.
Option Grants in the Last Fiscal Year
      There were no options granted to our named executive officers in fiscal year 2004.
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values
      None of our named executive officers exercised any options in fiscal year 2004. Our named executive officers did not hold any unexercised options to purchase our shares of our common stock as of December 31, 2004.
Employment Agreements
Carlton S. Chen
      On May 21, 1998, Colt’s Manufacturing entered into an employment agreement with Carlton S. Chen to serve as a vice president. This employment agreement was assigned to us in our November 2002 reorganization. The agreement is for an initial term of one year and renews automatically for successive one-year terms, unless we provide written notice of our election not to renew the agreement. Under his employment agreement, Mr. Chen agreed to certain noncompetition provisions and other restrictive covenants. Mr. Chen’s base salary, currently $206,674, is set annually by Chief Executive Officer or our compensation committee. In addition to a base salary, he is eligible to receive an annual performance bonus and awards pursuant to our Management Option Incentive Plan. Mr. Chen is also eligible to participate in our standard employee benefit plans. We may terminate the agreement at any time and Mr. Chen may terminate his employment upon 60 days prior written notice to us (or 45 days, if we have materially diminished his authority, duties or responsibilities). If we fail to renew his employment agreement, terminate Mr. Chen’s employment without cause (as defined in the agreement), or his employment agreement terminates due to Mr. Chen’s disability or death, he (or his estate) will receive severance pay equal to one year of salary, plus a prorated portion of his annual performance bonus, and one year of group health benefits. If Mr. Chen obtains other employment during this severance period, his salary continuation and health benefits will cease.
Other Executive Officers
      We do not have written employment agreements with our other named executive officers.
Stock Option and Other Benefit Plans
      The share and unit numbers and exercise prices included in the following summary of our Stock Option and Other Benefit Plans do not reflect the Internal Restructuring.
2003 Management Incentive Compensation Plan
      We have established the 2003 Management Incentive Compensation Plan, or 2003 Plan, to reward certain members of our management and other employees and to encourage them to increase their efforts on our behalf. The 2003 Plan reserved 23,074 units for issuance pursuant to options, plus the number of units which remain unvested at their expiration or forfeiture.
      Our 2003 Plan provides for the grant of nonqualified stock options. Our compensation committee has sole discretion to administer and interpret the 2003 Plan. The options granted under the 2003 Plan will carry per unit exercise prices that are equal to the fair market value of units underlying such options on their date of grant, vest according to a schedule determined by our compensation committee, and expire five years following the date of grant, subject to earlier expiration upon, or after a specified period following, termination of employment, but not longer than the date the options would otherwise expire under the 2003 Plan. Upon termination of employment, we have the right to repurchase these options at the fair market value of the units issuable upon exercise of such option, less the option’s exercise price. Our payment for these repurchased options may consist of a cash payment, or up to two-thirds of the repurchase price may be paid for by a note we issue which is repayable over two years. All unvested options become fully vested upon (a) a sale of all or substantially all of our assets resulting in net proceeds of at least $21 million, (b) our dissolution or liquidation, (c) any merger where we are not the surviving entity, or (d) an underwritten public offering, such as this offering.
      In connection with our reorganization on June 12, 2003, a total of 23,074 options to purchase units of Colt Defense LLC were issued to reflect options that had been granted to employees of New Colt under our 2002 Management Incentive Compensation Plan, or 2002 Plan. Gen. Keys and Mr. Moore received grants of options to purchase 19,018.16 units and 304.3 units, respectively, with an exercise price of $91.00 per unit. The grant to Gen. Keys was vested immediately. One-half of Mr. Moore’s grant was exercisable immediately and the remaining grant vested one-half on January 4, 2004 and one-half on January 4, 2005. On June 30, 2003, management, including Gen. Keys and Mr. Moore, exercised 20,996 options by executing nonrecourse notes which bear interest at the rate of 4% per year and are due upon the earlier of our change in control or June 30, 2008. These notes have been amended to permit our management to retire these notes by tendering units of Colt Defense LLC immediately prior to the effective time of this offering.
      On December 7, 2004, Gen. the Lord Guthrie received options to purchase 300 units of Colt Defense LLC, with an exercise price of $91.00. The options vest one-half on January 1, 2006 and one-half on January 1, 2007. As of December 31, 2004, options to purchase 2,126 units were outstanding. On April 12, 2005, Gen. Battaglini received a grant of options to purchase 2,100 units of Colt Defense LLC and each of Gen. Sullivan and Mr. Chen received options to purchase 300 units, all with an exercise price of $91.00. The grant to Mr. Chen vested immediately. One-third of the grant to Gen. Battaglini vested immediately, with the remaining options vesting one-half on May 1, 2006 and the remainder on May 1, 2007. The grant to Gen. Sullivan vests one-half on May 1, 2006 and the remainder on May 1, 2007. Also on April 12, 2005, Gen. Battaglini exercised 700 of his options and Mr. Chen exercised his 300 options, each by executing nonrecourse notes which bear interest at the rate of 4% per year and are due upon the earlier of our change of control or April 12, 2010. These notes have been amended to permit our management to retire these notes by tendering units of Colt Defense LLC immediately prior to the effective time of this offering. In addition, in connection with his hiring, in May 2005 we granted Mr. Nadeau options to purchase 1,540 of units of Colt Defense LLC. These options vest over three years and have an exercise price of $91.00 per unit. We also granted Mr. Nadeau options to purchase an additional 770 units that vest on the earlier of ten years’ employment or an initial public offering. Upon consummation of our initial public offering, all outstanding options in the 2003 Plan will vest.
      Pursuant to the Internal Restructuring, options to purchase 6,136 of our units will automatically be converted into options to purchase our common shares. Options already granted under the 2003 Plan would remain outstanding in accordance with their terms.
2005 Equity Compensation Plan
      We have adopted a new 2005 Equity Compensation Plan, or 2005 Plan, to replace the 2003 Plan, although awards already granted under the 2003 Plan will remain outstanding in accordance with their terms. The 2005 Plan generally is to be administered by the compensation committee of our board of directors, except that the full board may act at any time to administer the plan, and authority to administer any aspect of the 2005 Plan may be delegated to an executive officer or any other person. The 2005 Plan allows the plan administrator to grant awards of shares of our common stock or the right to receive or purchase shares of our common stock (including options to purchase common stock, restricted stock and stock units, bonus stock, performance stock, and stock appreciation rights) to our employees, directors or other persons or entities providing significant services to us or our subsidiaries, and further provides the plan administrator the authority to reprice outstanding stock options or other awards. The actual terms of an award, including the number of shares of common stock relating to the award, any exercise or purchase price, any vesting, forfeiture or transfer restrictions, the time or times of exercisability for or delivery of shares of common stock are to be determined by the plan administrator and set forth in a written award agreement with the participant.
      The aggregate number of shares of our common stock for which awards may be granted under the 2005 Plan cannot exceed      % of the number of shares of our common stock issued and outstanding at the time any award is granted; provided, however, that no more than                      shares of common stock may be issued upon the exercise of incentive stock options. Awards made under the 2005 Plan that have been forfeited (including our repurchase of shares of common stock subject to an award for the price, if any, paid to us for such shares of common stock, or for their par value), cancelled or have expired will not be treated as having been granted for purposes of the preceding sentence. Unless otherwise provided in an award agreement, all unvested awards become fully vested, and all performance conditions will lapse, upon a termination of the grantee’s employment by reason of the grantee’s death, disability or retirement, except that certain performance-based awards will only vest based on the number of days completed in the applicable performance period (as of the date of termination).
      The 2005 Plan permits the plan administrator to make an equitable adjustment to the number, kind and exercise price per share of awards in the event of our recapitalization, reorganization, merger, spin-off, share exchange, dividend of common stock, liquidation, dissolution or other similar transaction or events. In addition, the plan administrator may make adjustments in the terms and conditions of any awards in recognition of any unusual or nonrecurring events. Our board of directors may, at any time, alter, amend, suspend or discontinue the 2005 Plan. The 2005 Plan will automatically terminate ten years after it has been most recently approved by our stockholders.
Salaried Retirement Income Plan
      We maintain the Colt Defense LLC Salaried Retirement Income Plan, or the Retirement Plan, a cash balance pension plan, intended to be qualified under Section 401(a) of the Internal Revenue Code, which is available for all of our employees other than those whose terms and conditions of employment are covered by a collective bargaining agreement. Our named executive officers participate on the same basis as all of our other non-union employees.

      The Retirement Plan expresses benefits as a hypothetical account balance established in each participant’s name. A participant’s hypothetical account balance is equal to the sum of their annual benefit credits and interest credits. Each participant’s annual benefit credit, for each plan year in which they are actively employed is determined by multiplying a participant’s eligible annual compensation by a percentage, which is based upon the participant’s years of credited service on or after March 23, 1990, with us and our predecessors as follows:

Benefit Credit
Years of Credited Service	Percentage

Less than 5 years	3.5%
5 but less than 10 years	4.25%
10 or more years	5%
      Compensation for this purpose generally includes salary but excludes bonuses and other extra compensation shown in the summary compensation table and is subject to the compensation limit applicable to tax-qualified plans ($205,000 for 2004). The maximum annual benefit under a tax-qualified pension plan is $165,000 for 2004, if payable beginning at the Social Security retirement age. Interest credits are accumulated on each participant’s (both active employees and terminated vested employees) account balance at an annual rate equal to 6.5%, credited monthly, compounded annually. At termination of employment after having completed at least five years of service, a participant will be eligible to receive the amount then credited to the participant’s cash balance account in an actuarially equivalent life annuity. The participant may also choose from other actuarially equivalent forms of benefit. As of January 1, 2005, the named executive officers had the following years of credited service: Gen. Keys, 5.25 years; Mr. Chen, 7.50 years; Gen. Battaglini, 0.33 years; and Mr. Moore, 2.75 years.
      Estimated Annual Benefits Payable to Named Executive Officers. The following table provides the estimated annual benefits from the Retirement Plan, payable as a life annuity commencing at normal retirement age (age 65), or as of January 1, 2005 if older, for each of our named executive officers. These estimates assume that the named executive officers’ eligible compensation and regulatory limits on compensation and benefits remain constant through normal retirement age (or January 1, 2005, if older). The estimates use the Retirement Plan’s interest rate, 6.5%, for purposes of calculating the projected interest credits.

Name	Annual Benefit

William M. Keys	$4,217
Carlton S. Chen	$24,936
James R. Battaglini	$10,543
Thomas C. Moore*	$0

*	Mr. Moore terminated his employment with us on September 30, 2004, without becoming vested in his cash balance account.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
      The share and unit numbers and exercise prices included in the following summary of Certain Relationships and Related Party Transactions do not give effect to the Internal Restructuring.
Transactions in Connection with Internal Restructuring
      Immediately prior to the effectiveness of the registration statement of which this prospectus is a part, we will complete a series of transactions in connection with our Internal Restructuring. The principal Internal Restructuring transactions, to be effective pursuant to the terms of our Internal Restructuring Agreement, are summarized below:

•	Members of Colt Defense LLC who have issued Stockholder Promissory Notes will satisfy notes by surrendering units of Colt Defense LLC equal to the amount due at the time of payment. Transactions with Affiliates Involving Securities” for information regarding the Stockholder Promissory Notes.

•	All members of Colt Defense LLC (other than the Plan Holding Corp.) will contribute all of their membership interests in Colt Defense LLC to us in exchange for shares of our common stock, Restructuring Notes in an aggregate principal amount of $ million and the right to participate in the over-allotment option.

•	Colt Defense Employee Profit Sharing Plan, or Colt Defense Sharing Plan, which owns all of the outstanding shares of stock of Plan Holding Corp., will contribute all of the shares of common stock of Plan Holding Corp. to Colt Defense LLC in exchange for shares of our common stock, Restructuring Notes in the aggregate principal amount of $ and the right to participate in the over-allotment option.

•	If the underwriters exercise their over-allotment option to purchase additional shares of common stock from us, the cash to be paid to our existing stockholders in the Internal Restructuring will be increased by the proceeds to us of any additional shares sold to the underwriters, after deducting underwriting discounts and commissions.

•	If the underwriters do not exercise their over-allotment option in full, then the aggregate number of shares of common stock that we will issue to our existing stockholders in the Internal Restructuring will be increased by the number of shares subject to the over-allotment option that are not purchased by the underwriters.

•	On the closing date of this offering, we will use $ of the net proceeds from this offering to repay the Restructuring Notes in full. The aggregate principal amount of the Restructuring Notes and accrued interest thereon will be equal to $ of the net proceeds from this offering.
      The transactions described above will be effected pursuant to an Internal Restructuring Agreement to be dated as of                     , 2005 among us, Colt Defense LLC and its members. The Internal Restructuring Agreement will be approved by our Board of Directors and the Board of Directors of Colt Defense LLC, and the governing bodies of the other parties to the agreement prior to the consummation of the Internal Reorganization. Prior to such time, our board of directors will also approve the issuances of shares of our common stock pursuant to the terms of the agreement.
      Consummation of the transactions contemplated in the Internal Restructuring Agreement is a condition to the closing of this offering. The closing under the Internal Restructuring is conditioned upon, among others, (1) the approval of our lenders to amend our credit facility to permit the Internal Restructuring, and (2) the absence of any law, regulation, injunction or order prohibiting the consummation of the Internal Restructuring.
      The Internal Restructuring Agreement will provide that each Colt Defense LLC member (including the management members) who will receive shares of our common stock as a result of the Internal Restructuring has agreed to release us and our past, present and future affiliates from any and all claims such member may have against Colt Defense LLC relating to events occurring prior to the closing. We, in turn, will agree to indemnify the members of Colt Defense LLC (including the management members) with respect to any action which may be brought against any member by reason of the fact that the member was a member, managing member, executive, director or officer of Colt Defense LLC prior to the closing of the Internal Restructuring, other than with respect to any acts committed in bad faith or that were the result of active and deliberate dishonesty or from which the member gained financial profit or another advantage to which the member was not legally entitled.
Reorganization

Overview
      Prior to November 2002, our business operated as a division of Colt’s Manufacturing, which was a wholly owned subsidiary of New Colt and controlled by individuals associated with Sciens Capital Management. Colt’s Manufacturing and New Colt also operated a commercial firearm business. As part of a strategy to streamline the operations of both businesses, to allow the businesses to focus on core customers, to facilitate the development and execution of business opportunities by each business, and to optimize financing alternatives, New Colt and Colt’s Manufacturing formed Colt Defense LLC to own and operate our business. On November 4, 2002, New Colt, Colt’s Manufacturing and Colt Defense LLC signed an asset contribution agreement providing for the acquisition by Colt Defense LLC of substantially all the assets and the assumption by it of certain of the liabilities associated with New Colt’s and Colt’s Manufacturing’s defense and law enforcement business. This was the first step of a two-step reorganization process to create two legally separate companies.
      Subsequently, in a series of transactions, the second step of the reorganization was consummated whereby the limited liability interests in Colt Defense LLC were distributed pro rata to the stockholders of New Colt. In connection with the reorganization, certain stockholders, warrantholders and optionholders contributed their interests in Colt Defense LLC to a holding company, Colt Defense Holding LLC. Colt’s Manufacturing and Colt Defense LLC have been operating as legally separate businesses since November 2002. The objective of the second step was to further separate the companies and increase financing opportunities. The primary agreements entered into in connection with the reorganization are described below.

Asset Contribution Agreement
      Under the November 4, 2002 asset contribution agreement, New Colt and Colt’s Manufacturing contributed their defense and law enforcement business to Colt Defense LLC, which agreed to acquire substantially all of the assets and liabilities of such business. The asset contribution agreement contains customary representations and warranties, covenants and other agreements and provides for indemnification for losses relating to specified events, circumstances or matters. Colt’s Manufacturing and New Colt have agreed to indemnify us from certain liabilities, including: (1) any losses or damages arising from the inaccuracy or breach of any representation or warranty of Colt’s Manufacturing and New Colt contained in the asset contribution agreement or certain ancillary agreements entered into in connection with this transaction; (2) certain liabilities retained by Colt’s Manufacturing and New Colt, regardless of whether the liabilities arise before or after the contribution date, including environmental, health, safety and/or products liability relating to Colt’s Manufacturing’s or New Colt’s operations; and (3) any liability arising out of the ownership of the assets contributed to us or our business prior to the contribution date, other than liabilities we specifically assumed. We are required to indemnify Colt’s Manufacturing and New Colt and their respective affiliates from liabilities arising from certain specified matters, including the inaccuracy or breach of any representation or warranty of Colt Defense LLC, the liabilities designated as “Assumed Liabilities” under the asset contribution agreement and liabilities arising out of the ownership or operation of our business by us after the date of contribution, except for liabilities designated as “Retained Liabilities” under the asset contribution agreement.

Sublicensing Agreement
      In connection with the reorganization, Colt Defense LLC entered into a sublicensing agreement with Colt’s Manufacturing on November 4, 2002 whereby Colt’s Manufacturing licensed certain Colt trademarks to Colt Defense LLC, including the Colt brand name, in return for specified royalties. We paid Colt’s Manufacturing a total of $4.25 million under this agreement. This agreement terminated on December 31, 2003. See “— Match Target® Agreements.”

Services Agreement
      On November 4, 2002, we entered into a services agreement with Colt’s Manufacturing, under which we agreed to provide certain services (including corporate services, direct manufacturing services, and indirect manufacturing services) to Colt’s Manufacturing, in return for specified payments. Colt’s Manufacturing paid us a total of $1.98 million under this agreement. This agreement was terminated by the parties on June 11, 2003. See “— Management Services Agreement.”

Inducement Agreement
      On June 12, 2003, in connection with the entry into an amended and restated limited liability company agreement of Colt Defense LLC, Colt Defense LLC and the Connecticut Development Authority entered into an inducement agreement whereby Colt Defense LLC agreed to abide by certain covenants (including informational requirements and an agreement not to relocate outside of Connecticut that has since expired) and to enter into a registration rights agreement with the Connecticut Development Authority to induce the Connecticut Development Authority to enter into such amended and restated limited liability company agreement and to accept certain units and warrants under the distribution agreement. See “— Reorganization — Distribution Agreement” and “— 2003 Registration Rights Agreement.”

2003 Registration Rights Agreement
      In satisfaction of one of the conditions of the inducement agreement, Colt Defense LLC entered into a registration rights agreement with the Connecticut Development Authority on June 12, 2003, pursuant to which Colt Defense LLC agreed to register certain of its registrable securities (as defined in such registration rights agreement) under certain circumstances.
      Demand Registration. The Connecticut Development Authority has one demand registration right, which it can exercise one year after this offering.
      Piggy-back Rights. If we file a registration statement for an offering of any of our securities for ourselves or for our security holders other than the Connecticut Development Authority, we must offer the Connecticut Development Authority the opportunity to register its registrable securities in such offering.
      Conditions and Limitations; Expenses. The registration rights of the Connecticut Development Authority are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under certain circumstances. We will pay all registration expenses in connection with a demand registration, except for the underwriting discounts and commissions, which will be paid by the Connecticut Development Authority.

Distribution Agreement
      On June 12, 2003, New Colt, Colt Defense Holding LLC, Colt Defense Employee Plan Holding Corp., Colt Defense LLC and certain stockholders, warrantholders and optionholders of New Colt entered into a distribution agreement whereby Colt Defense LLC issued to New Colt certain company units, warrants and options, and New Colt distributed (1) such company units to certain stockholders or their designees in partial redemption of the common stock held by them in New Colt, (2) such company warrants to certain warrantholders or their designees in partial redemption of the warrants held by them in New Colt and (3) such company options to certain optionholders in partial redemption of the options held by them in New

Colt. As a result of this agreement, Colt Defense Holding LLC, as designee of a number of the stockholders, warrantholders and optionholders, became the majority member of Colt Defense LLC.

Sublease Agreement
      Under the asset contribution agreement, Colt’s Manufacturing assigned to Colt Defense LLC a lease with Coltec Industries Inc. relating to the property in West Hartford, Connecticut, on which Colt Defense LLC’s headquarters and manufacturing facility are located. See “Business — Our Properties.” Colt’s Manufacturing and Colt Defense LLC entered into a sublease agreement on June 12, 2003, under which Colt Defense LLC subleased a portion of such property to Colt’s Manufacturing until December 21, 2006, in return for monthly rental payments of $13,400.

Management Services Agreement
      Colt Defense LLC entered into a management services agreement with Colt’s Manufacturing on June 12, 2003, under which we received fees and reimbursement of expenses for providing management services (including corporate services, direct manufacturing services, and indirect manufacturing services) to Colt’s Manufacturing. Colt’s Manufacturing owed us approximately $2.0 million under this agreement, but paid us only $132,000. We wrote off the balance in 2003 of approximately $1.9 million as uncollectible. This agreement terminated on June 30, 2004. Notwithstanding the termination of this agreement, we continue to provide certain accounting and other administrative services at no charge to Colt’s Manufacturing. We intend to terminate these services prior to the consummation of this offering.
Distributions to Members of Colt Defense LLC
      Since its formation in November 2002, Colt Defense LLC has made periodic distributions of profits to its members. The amounts of these distributions totaled $3.9 million for 2003 and $11.4 million in 2004. In addition, since its reorganization in June 2003, Colt Defense LLC has made periodic distributions to its members, on dates and in amounts calculated in accordance with its governing documents, sufficient to enable its members to pay their estimated income tax liability associated with their holdings in Colt Defense LLC. The amounts of these distributions totaled $3.9 million for 2004 and $1.1 million during the first four months of 2005.
      At the closing of our senior secured credit facility in May 2005, Colt Defense LLC paid a further special distribution of $16.1 million to its members. This special distribution was funded by borrowings under our senior secured credit facility. In addition, prior to the consummation of this offering and the Internal Restructuring, Colt Defense LLC will pay distributions in an aggregate amount of approximately $           million to its owners of common units, to pay their allocable portion of taxes on its profits up to the date of our Internal Restructuring.
Match Target® Agreements
      Colt Defense LLC entered into an agreement, dated as of December 19, 2003, but effective as of January 1, 2004, with Colt’s Manufacturing, pursuant to which Colt Defense LLC transferred its commercial Match Target® rifle business (including its inventories, open purchase orders, customer data, deposits and prepayments relating to consumer or commercial purchases of Match Target® rifles) to Colt’s Manufacturing, and Colt’s Manufacturing agreed to assume certain liabilities in connection with the Match Target® business (including liabilities for outstanding orders, warranty liability, and liabilities with respect to the ongoing operations of the Match Target® business). This agreement also provides that we will supply Match Target® rifles to Colt’s Manufacturing for such period as agreed with Colt’s Manufacturing. We sold approximately $436,000 of Match Target® rifles to Colt’s Manufacturing in 2004.
      Colt Defense LLC entered into a license agreement with New Colt for the use of certain Colt trademarks on December 19, 2003, but effective as of January 1, 2004. This license agreement replaced Colt Defense LLC’s sublicense agreement with Colt’s Manufacturing for the same trademarks. Under the terms of this license agreement, Colt Defense LLC received a 20-year, paid-up, sublicensable license to use the specified

Colt trademarks until December 31, 2023. Thereafter, the license agreement may be extended for successive five-year periods upon payment of $250,000 for each five-year period. Consideration for the initial term of the license agreement included the transfer to Colt’s Manufacturing of our Match Target® rifles line of business inventories of $18,000 and a cash payment of $2.0 million.
Rapid Mat
      On March 1, 2005, we provided a secured line of credit of up to $300,000 to Rapid Mat, LLC and Rapid Mat US, LLC, or the Rapid Mat Entities collectively. John P. Rigas, a member of our board of directors and a managing member of Sciens Capital Management owns a portion of the membership interests in the Rapid Mat Entities.
      The interest rate for borrowings under the line of credit is 10% per year. The line of credit matured on April 15, 2005. The Rapid Mat Entities did not repay the loan when it matured. As a result, we commenced action to foreclose on their properties and assets. We assigned the loan and collateral to our wholly owned subsidiary, Colt Rapid Mat LLC.
Management Agreements
      We have entered into agreements with Sciens Management, an affiliate of Sciens Capital Management, whereby Sciens Management agreed to provide us investment banking, corporate and strategic advisory services. John P. Rigas, one of our directors, is a partner and the sole manager and unit holder of Sciens Management. Under the terms of these agreements, we incurred annual advisory fees of $126,000 in 2002, $162,000 in 2003 and $250,000 in 2004, as well as reimbursements of expenses of $111,000 in 2003 and $189,000 in 2004. We made additional payments to Sciens Management of $415,000 in 2003 and $666,000 in 2004 for special financial advisory services. The current agreement with Sciens Management (1) commenced on January 1, 2004, (2) provides for an annual retainer of $250,000 and (3) terminates on December 31, 2008. At Sciens Management’s option, it may elect to receive its fee in securities of our company. We agreed to indemnify Sciens Management for losses relating to the services contemplated by this agreement. Upon consummation of this offering we will pay Sciens Management a termination fee of $1.0 million to terminate the current agreement.
      In May 2005, we paid Sciens Management an advisory and arrangement fee of $675,000 for its services in connection with our acquisition of Colt Canada and the arrangement of our senior secured credit facility.
2005 Registration Rights Agreement
      On June 2, 2005, we entered into a registration rights agreement with Colt Defense Holding LLC, certain of our employees and certain other holders of our registrable securities, which we collectively refer to as the Holders herein, pursuant to which we agreed to register certain of their registrable securities (as defined therein) under certain circumstances.
      Demand Registration. The Holders have two (2) long-form demand registration rights and three (3) short-form demand registration rights, which they can exercise six months after this offering.
      Piggy-back Rights. If we file a registration statement for an offering of any of our securities for ourselves or for our security holders other than the Holders, we must offer the Holders the opportunity to register their registrable securities in such offering.
      Conditions and Limitations; Expenses. The registration rights of the Holders are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under certain circumstances. We will pay all registration expenses in connection with a demand registration, except for the underwriting discounts and commissions, which will be paid pro rata by the Holders.

Transactions with Affiliates Involving Securities
      In lieu of payment for certain obligations, Colt Defense LLC issued promissory notes, dated June 16, 2003, to each of Sciens Management and three other affiliates of Colt Defense LLC’s controlling members, in the aggregate amount of $1.2 million. In connection with this transaction, Colt Defense LLC issued to Colt Defense Holding LLC warrants to purchase 7,080 of its common units at an exercise price of $120.00 per unit. These promissory notes were repaid in January 2004.
      On June 30, 2003, a number of warrantholders and optionholders (including certain affiliates of Sciens Management and certain of our named executive officers) exercised their warrants and vested options, respectively, and Colt Defense LLC issued an aggregate of 107,212 common units to them. Both the warrantholders and the employees exercising their vested options executed Secured Non-Recourse Promissory Notes, or Stockholder Promissory Notes, in an aggregate amount of approximately $9.7 million, maturing on June 30, 2008, secured by their newly issued units, in lieu of payment of the exercise price.
      In March 2005, Colt Defense LLC issued 6,126 common units to certain of its investors in connection with the exercise of certain warrants. Such investors (who included certain affiliates of Sciens Management and certain of our named executive officers) executed Stockholder Promissory Notes in an aggregate amount of $557,466, maturing on March 29, 2010, secured by their newly issued units, in lieu of payment of the exercise price. Immediately prior to the Internal Restructuring, the investors who issued the Stockholder Promissory Notes will exchange a number of units of Colt Defense LLC equal to the amount due under the Stockholder Promissory Notes for payment in full of the Stockholder Promissory Notes.

PRINCIPAL STOCKHOLDERS
      The following and accompanying footnotes show information regarding the beneficial ownership of our common stock before and after this offering, for:

•	each person who is known by us to own beneficially more than 5% of our common stock;

•	each member of our board of directors and each of our named executive officers; and

•	all members of our board of directors and our executive offers as a group.
      The number of shares outstanding and percentage of beneficial ownership before the offering set forth below is based on the number of shares of our common stock to be issued and outstanding immediately prior to the effectiveness of the registration statement of which this prospectus is a part after giving effect to the Internal Restructuring. The number of shares and percentage of beneficial ownership after the offering set forth below is based on shares of our common stock to be issued and outstanding immediately after this offering, giving effect to the issuance of                      shares of common stock to our existing stockholders that will occur if the underwriters do not exercise any portion of their over-allotment option. The number of shares issued will decrease to the extent the underwriters exercise their over-allotment option.
      To our knowledge, each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The number of shares shown represents the number of shares of common stock the person “beneficially owns,” as determined by the rules of the SEC. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement. Except as otherwise set forth below, the street address of the beneficial owner is c/o Colt Defense Inc., 547 New Park Avenue, West Hartford, Connecticut 06110.

				Shares Beneficially Owned
				After Offering

				Assuming the		Assuming the
				Underwriters’		Underwriters’
	Shares Beneficially			Over-allotment		Over-allotment
	Owned Prior to			Option Is Not		Option Is
	Offering			Exercised		Exercised in Full

Name and Address	Number	Percent		Number	Percent	Number	Percent

5% Stockholders:
Colt Defense Holding LLC			(1)
Connecticut Development Authority			(2)
Directors and Officers:(3)
William M. Keys
John P. Rigas			(4)
Lord Guthrie of Craigiebank			(5)
Gordon R. Sullivan			(6)
John R. Torell III
Philip A. Wheeler
James R. Battaglini			(7)
Carlton S. Chen
Thomas C. Moore
All executive officers and directors as a group (nine persons).

*	Represents less than 1% of the number of shares of common stock outstanding.

(1)	Colt Defense Holding LLC, or CDH, is the direct beneficial owner of shares of common stock included in this table. Sciens Management is the managing member of CDH. Sciens Management disclaims beneficial ownership of the shares of common stock owned by CDH, except to the extent of its indirect pecuniary interest therein. John P. Rigas is the managing member of Sciens Management and its sole unit holder. Under applicable law, Mr. Rigas and his spouse may be deemed to be the beneficial owners of the securities of owned of record by CDH by virtue of such status. Each of Mr. Rigas and Mr. Rigas’ spouse disclaims beneficial ownership of all shares of common stock owned by CDH, except to extent of their respective indirect pecuniary interest therein. The address of CDH is c/o Sciens Capital Management, 667 Madison Avenue, New York, New York 10021.

(2)	The address of the Connecticut Development Authority is 999 West Street, Rocky Hill, Connecticut 06067.

(3)	The named executive officers do not include our Chief Financial Officer, Richard J. Nadeau, who became our Chief Financial Officer as of May 16, 2005.

(4)	Mr. Rigas is the managing and sole member of Sciens Management. Sciens Management is the managing member of CDH which holds shares of our common stock. Pursuant to certain agency agreements among Sciens Management, Colt Defense LLC and certain of our stockholders, Sciens Management may be deemed to beneficially own shares of our common stock. In his capacity as managing member of Sciens Management, under applicable securities laws, Mr. Rigas may be deemed the beneficial owner of the shares of common stock held by CDH and, pursuant to the agency agreements, certain other stockholders. Mr. Rigas, however, disclaims beneficial ownership of these shares of our common stock, except to the extent of his pecuniary interest therein. The address for Mr. Rigas is c/o Sciens Capital Management, L.P., 667 Madison Avenue, New York, New York 10021.

(5)	Includes common shares which could be acquired upon the exercise of options which will vest upon completion of this offering.

(6)	Includes common shares which could be acquired upon the exercise of options which will vest upon completion of this offering.

(7)	Includes common shares which could be acquired upon the exercise of options which will vest upon completion of this offering.

DESCRIPTION OF CAPITAL STOCK
      The following is a description of the material terms of our restated certificate of incorporation and amended and restated bylaws as each is in effect as of the completion of this offering, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.
Authorized Capitalization
      Our authorized capital stock consists of (1)                      shares of common stock, par value $.01 per share, of which                      shares are currently issued and outstanding, and (2)                      shares of preferred stock, par value $.01 per share, of which no shares are currently issued and outstanding. Immediately following the completion of this offering, there are expected to be                      shares of common stock, and no shares of preferred stock, outstanding. This information gives effect to the Internal Restructuring.
Common Stock
      Voting Rights. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.
      Dividend Rights. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, as described below, if any. Our credit facility imposes restrictions on our ability to declare dividends with respect to our common stock.
      Liquidation Rights. Upon liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of the assets, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.
      Other Matters. The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and nonassessable.
Preferred Stock
      Our restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.
Antitakeover Effects of Certain Provisions of Our Certificate of Incorporation and Bylaws
      Certain provisions of our restated certificate of incorporation and amended and restated bylaws, which are summarized in the following paragraphs, may have an antitakeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.
Classified Board
      Our restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our restated certificate of incorporation and amended and restated bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board, but must consist of not less than                or more than                directors.
Removal of Directors; Vacancies
      Under the Delaware General Corporation Law, or DGCL, unless otherwise provided in our restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our restated certificate of incorporation and amended and restated bylaws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our restated certificate of incorporation and amended and restated bylaws also provide that any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.
No Cumulative Voting
      The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our restated certificate of incorporation does not expressly provide for cumulative voting.
No Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders
      Our restated certificate of incorporation prohibits stockholder action by written consent. It also provides that special meetings of our stockholders may be called only by the chairman of our board or the President or Secretary at the direction of the board of directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
      Our amended and restated bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

      Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year’s annual meeting. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.
Supermajority Provisions
      The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our restated certificate of incorporation provides that the following provisions in the certificate of incorporation and bylaws may be amended only by a vote of at least 80% of the voting power of all of the outstanding shares of our stock entitled to vote:

•	classified board (the election and term of directors);

•	the prohibition on stockholder action by written consent;

•	the ability to call a special meeting of stockholders being vested solely in our board of directors and the chairman of our board;

•	the advance notice requirements for stockholder proposals and director nominations; and

•	the amendment provision requiring that the above provisions be amended only with an 80% supermajority vote.
      In addition, our restated certificate of incorporation grants our board of directors the authority to amend and repeal our amended and restated bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our restated certificate of incorporation.
Limitations on Liability and Indemnification of Officers and Directors
      The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	for transactions from which the director derived improper personal benefit.
      Our restated certificate of incorporation and amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.
      The limitation of liability and indemnification provisions in our restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

      There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Rights Agreement
      We adopted a rights agreement. Each share of common stock has attached to it one right. Each right entitles the holder to purchase one one-thousandth of a share of a new series of our preferred stock designated as series A junior participating preferred stock at an exercise price of $          , subject to adjustment. The following summary description of the rights agreement does not purport to be complete and is qualified in its entirety by reference to the rights agreement between us and                     , as rights agent, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated herein by reference.
      Rights will only be exercisable under limited circumstances specified in the rights agreement when there has been a distribution of the rights and such rights are no longer redeemable by us. A distribution of the rights would occur upon the earlier of:

•	10 business days, or such later date as our board of directors may determine, following a public announcement that any person or group, other than one involving Colt Defense Holding LLC, has acquired beneficial ownership of 15% or more of the outstanding shares our common stock, other than as a result of repurchases of stock by us or inadvertence by certain stockholders as set forth in the rights agreement; or

•	10 business days, or such later date as our board of directors may determine, after the date of the commencement or the date of first public announcement with respect thereto, whichever is earlier, of a tender offer or exchange offer that would result in any person, group or related persons acquiring beneficial ownership of 15% or more of the outstanding shares of our common stock.
      The rights will expire at 5:00 P.M. (New York City time) on                     , 2015, unless such date is extended or the rights are earlier redeemed or exchanged by us.
      If any person or group acquires shares representing 15% or more of the outstanding shares of our common stock, the “flip-in” provision of the rights agreement will be triggered and the rights will entitle a holder, other than such person, any member of such group or related person, as such rights will be null and void, to acquire a number of additional shares of our common stock having a market value of twice the exercise price of each right. If we are involved in a merger or other business combination transaction, each right will entitle its holder to purchase, at the right’s then-current exercise price, a number of shares of the acquiring or surviving company’s common stock having a market value at that time of twice the rights’ exercise price.
      Up to and including the tenth business day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock, other than as a result of repurchases of stock by us, we may redeem the rights in whole, but not in part, at a price of $.01 per right, payable in cash, common stock or other consideration that we deemed appropriate. Promptly upon our election to redeem the rights, the rights will terminate and the only right of the holders of rights will be to receive the $.01 redemption price.
      At any time after any person or group acquires 15% or more of outstanding shares of our common stock, and prior to the acquisition by such person or group of fifty percent (50%) or more of outstanding shares of our common stock, our board of directors may exchange the rights, other than rights owned by such person, group or related parties which have become void, in whole or in part, for our common stock at an exchange ratio of                     , for holders of our common stock, one share of common stock, for one one-thousandth of a share of our series A junior participating preferred stock of the right, or of a share of a class or series of our preferred stock or other security having equivalent rights, preferences and privileges, per right, subject to adjustment.

      Until a right is exercised, the holder of the right, as such, will have no rights as a stockholder of our company, including, without limitation, no right to vote or to receive dividends. While the distribution of the rights will not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for our common stock or other consideration or for common stock of the acquiring or surviving company or in the event of the redemption of the rights as set forth above.
      Any of the provisions of the rights agreement may be amended by our board of directors prior to the distribution of the rights. After such distribution, the provisions of the rights agreement may be amended by our board of directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of rights or to shorten or lengthen any time period under the rights agreement. The foregoing notwithstanding, no amendment may be made at such time as the rights are not redeemable.
      The existence of the rights agreement and the rights is intended to deter coercive or partial offers which may not provide fair value to all stockholders and to enhance our ability to represent all of our stockholders and thereby maximize stockholder value.
Delaware Antitakeover Statute
      Upon completion of the offering, Colt will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes a merger, asset sale or a transaction resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an “interested stockholder” is defined generally as a person who, together with affiliates and associates, owns 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between Colt and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	prior to the time the stockholder became an interested stockholder, the board of directors of Colt must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of Colt outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are both directors and officers and shares owned by employee stock plans in which employees do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•	at or after the transaction in which the stockholder became an interested stockholder, the business combination is approved by the board of directors of Archipelago and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.
Authorized but Unissued Capital Stock
      The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply so long as our common stock is listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
      One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is                     . Its telephone number is                     .
New York Stock Exchange Listing
      We have applied to have our common stock listed on the NYSE under the symbol “CLT”.
Description of Indebtedness
          Senior secured credit facility
      In May 2005, Colt Defense and Colt Canada entered into a senior secured credit facility with Bank of America, N.A., as U.S. Administrative Agent and L/ C Issuer, and Bank of America N.A., acting through its Canadian branch, as Canadian Administrative Agent, and the lenders signatory thereto. Our senior secured credit facility consists of:

•	a $10.0 million three-year revolving credit facility, which includes a $2.0 million sublimit for the issuance of standby letters of credit;

•	a $25.0 million three-year term loan A facility;

•	a $14.0 million three-year term loan B facility; and

•	a $16.0 million three-year term loan C facility, which is available to our Canadian subsidiary and is denominated in Canadian dollars.
          Security and guarantees
      Our obligations under our senior secured credit facility are unconditionally and irrevocably guaranteed, jointly and severally, by our current and future subsidiaries. Our obligations under our senior secured credit facility, and the guarantees of those obligations, are secured by substantially all of our assets and substantially all of the assets of each of our current and future subsidiaries, including but not limited to:

•	all the capital stock of each of its current and future direct and indirect subsidiaries, except that, with respect to foreign subsidiaries, such lien and pledge shall be limited to 65% of the capital stock of “first-tier” foreign subsidiaries; and

•	substantially all of its and its current and future subsidiaries’ tangible and intangible assets.
          Interest rates and fees
      Borrowings under the senior secured credit facility bear interest as follows:

•	Revolving Credit Facility and Term A Facility: at our option, at either LIBOR plus 2.25% to 3% each year (depending on the consolidated leverage ratio shown on the last compliance certificate delivered to the U.S. Administrative Agent), or the alternate base rate plus 1.50% each year;

•	Term B Facility and Term C Facility: at our option, at either LIBOR plus 2.50% to 3.25% each year (depending on the consolidated leverage ratio shown on the last compliance certificate delivered to the U.S. Administrative Agent), or the alternate base rate plus 1.75% each year;
      The senior secured credit facility also provides for the payment to the lenders of a commitment fee on average daily unused commitments under the revolving credit facility (if any) at a rate equal to 0.25% to 0.50% per year, depending on the consolidated leverage ratio shown on the last compliance certificate delivered to the U.S. Administrative Agent.

          Scheduled amortization payments and mandatory prepayments
      Each of the Term Loan A Facility, the Term Loan B Facility and the Term Loan C Facility provides for substantial quarterly amortization payments.
      In addition, the senior secured credit facility requires us to prepay outstanding loans, subject to certain exceptions, with:

•	100% of the net proceeds of certain sales, licenses, leases or other dispositions (including sale and leaseback transactions);

•	75% of excess cash flow (as defined in the senior secured credit facility), subject to reductions to a lower percentage if we attain certain leverage ratios; and

•	100% of the net proceeds of certain debt issuances.

•	Voluntary prepayments
      The senior secured credit facility provides for voluntary prepayments of the loans and voluntary reductions of the unutilized portion of the commitments under the revolving credit facility, without penalty, subject to certain conditions pertaining to minimum notice and payment/reduction amounts.
          Covenants
      The senior secured credit facility contains financial, affirmative and negative covenants that we believe are usual and customary for a senior secured credit facility. The covenants in the senior secured credit facility includes limitations (each of which is subject to customary exceptions) on the ability of us and our subsidiaries to:

•	incur liens;

•	make loans and investments;

•	incur additional debt;

•	engage in mergers, acquisitions or other corporate restructuring transactions, or permit anyone other than Colt Defense to own any equity interests in its subsidiaries ;

•	engage in asset sales, sale/leaseback transactions or other dispositions of assets;

•	pay dividends with respect to capital stock;

•	change the business conducted by the company and its subsidiaries, their fiscal year, their names, or their place or form of organization;

•	enter into certain transactions with affiliates;

•	enter into agreements that restrict the company’s ability to pay dividends or repay debt, or that restrict the company’s ability to incur liens;

•	amend the terms of the Colt Canada acquisition documents or of subordinated debt;

•	use the proceeds of the senior secured credit facility except as specified therein; and

•	pay management fees or enter into management agreements.
      In addition, the credit agreement contains customary financial covenants including minimum EBITDA, maximum leverage, and minimum fixed charges.

          Events of default
      The senior secured credit facilities contain certain customary events of default, including:

•	nonpayment of principal or interest;

•	breach of covenants (with notice and cure periods);

•	material breach of the representations or warranties;

•	cross-default and cross-acceleration to other material indebtedness;

•	bankruptcy, insolvency or a general inability to pay debts as they become due;

•	material judgments;

•	certain ERISA violations;

•	actual or asserted invalidity of any material collateral or guarantee;

•	a change of control (as defined in the senior secured credit facility); and

•	labor disturbances lasting more than a specified period.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to the offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the common stock. Upon completion of the offering, we expect there will be                      shares of common stock outstanding, excluding approximately            million shares of common stock underlying outstanding stock options, warrants and rights. Of these shares,                      shares of common stock expected to be sold in the offering will be freely transferable without restriction or further registration under the Securities Act of 1933. Of the remaining shares of common stock outstanding,                      shares of common stock held by us, our executive officers, directors and identified principal stockholders and other stockholders will be subject to the lock-up arrangements described below and will be eligible for resale pursuant to Rule 144 after one year as described below.
Lock-Up Agreements
      In connection with this offering, we, our executive officers, directors and stockholders will enter into 180-day lock-up agreements with the underwriters of this offering under which neither we nor they may, for a period of 180 days after the date of this prospectus, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock without the prior written consent of the underwriters.
      The 180-day restricted period described in the preceding sentence is subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event related to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the “lock-up” restrictions described above will continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.
Rule 144
      In general, under Rule 144, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares after the closing of this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

•	Sales under Rule 144 also are subject to manner-of-sale provisions and notice requirements and to the availability of current public information about us.
Rule 144(k)
      Under paragraph (k) of Rule 144, persons who are not our affiliate at any time during the 90 days preceding a sale and who have beneficially owned the shares proposed to be sold for at least two years are entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. The two-year holding period includes the holding period of any prior owner who is not our affiliate. Therefore, unless otherwise restricted, shares covered by Rule 144(k) may be sold at any time.

Rule 701
      In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.
Stock Options
      In addition, as of April 3, 2005, employee stock options to purchase and rights with respect to a total of approximately                      shares of common stock were outstanding. We intend to file a registration statement on Form S-8 under the Securities Act to register the issuance and resale of those shares issuable under our stock option plan. That registration statement automatically becomes effective upon filing. As a result, when the options or rights are exercised, such shares issuable on exercise thereof will be freely tradable under the Securities Act, except that any shares purchased by “affiliates,” as that term is defined in Rule 144, would be subject to limitations and restrictions that are described above. For a discussion of key terms of the Company’s stock option and stock purchase plans, see “Management — Stock Option and Other Benefit Plans.”
Registration Rights
      Beginning 180 and 365 days after the date of this offering, holders of approximately                     and                      restricted shares of our common stock, respectively, will be entitled to registration rights described above. For more detailed information regarding these registration rights, see “Certain Relationships and Related Party Transactions — Reorganization — 2003 Registration Rights Agreement” and “— 2005 Registration Rights Agreement.” Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by “affiliates,” as that term is defined in Rule 144, immediately upon the effectiveness of such registration.

UNDERWRITING
      We are offering shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, SG Cowen & Co., LLC and Friedman, Billings, Ramsey & Co., Inc. are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares

Banc of America Securities LLC
SG Cowen & Co., LLC
Friedman, Billings, Ramsey & Co., Inc.

Total

      The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.
      The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $           per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $           per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.
      Over-Allotment Option. We have granted the underwriters an over-allotment option to buy up to                     additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters that exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.
      Discounts and Commissions. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.
      We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $          .

Paid by Us

	No Exercise	Full Exercise

Per Share	$	$

Total	$	$

      Listing. We are applying to have our common stock listed on the NYSE under the symbol “CLT”. In order to meet one of the requirements for listing our common stock on the NYSE, the underwriters have undertaken to sell 100 or more shares of our common stock to a minimum of 2,000 beneficial holders.

      Stabilization. In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.
      Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.
      The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares pursuant to the over-allotment option.
      A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased shares of our common stock in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
      The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate member or other dealers participating in the offering the commissions and selling concessions on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.
      These activities may have the effect of raising or maintaining the market price for our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.
      Discretionary Accounts. The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of common stock being offered.
      IPO Pricing. Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters. Among the factors to be considered in these negotiations are:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial performance;

•	an assessment of our management;

•	the prospects for our future earnings;

•	the prevailing conditions of the applicable United States securities market at the time of this offering;

•	market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

•	other factors deemed relevant.

      The estimated initial public offering price range set forth on the cover of this prospectus is subject to change as a result of market conditions and other factors.
      Qualified Independent Underwriter. Banc of America Securities LLC is a member of the National Association of Securities Dealers, Inc. (“NASD”). Because we expect that more than 10% of the net proceeds of this offering will be paid to affiliates of Banc of America Securities LLC under the credit facility, this offering is being conducted in accordance with the applicable requirements of Conduct Rule 2710(h) and Conduct Rule 2720 of the NASD regarding the underwriting of securities of a company with which a member has a conflict of interest within the meaning of those rules. Conduct Rule 2720(c)(3) requires that the public offering price of an equity security must be no higher than the price recommended by a qualified independent underwriter which has participated in the preparation of the registration statement and performed its usual standard of due diligence in connection with that preparation. SG Cowen & Co., LLC has agreed to act as qualified independent underwriter with respect of this offering. The public offering price of our common stock will be no higher than that recommended by SG Cowen & Co., LLC. SG Cowen & Co., LLC will not receive any compensation for acting in this capacity in connection with this offering; however, we have agreed to indemnify SG Cowen & Co., LLC in its capacity as qualified independent underwriter against certain liabilities under the Securities Act. Additionally, in accordance with Conduct Rule 2720(1), no member of the NASD participating in the offering will execute a transaction in the common stock in a discretionary account without the prior specific written approval of the member’s customer.
      Lock-up Agreements. We, our directors and executive officers and our stockholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. In addition, during this 180-day period, we have also agreed not to file any registration statement for, and each of our officers and stockholders has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Banc of America Securities LLC.
      The 180-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event related to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the “lock-up” restrictions described above will continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.
      Indemnification. We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect to those liabilities.
      Online Offering. A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.
      Conflicts/ Affiliates. The underwriters and their affiliates have provided and may in the future provide, various investment banking commercial banking and other financial services to us for which services they have received and may in the future receive customary fees. An affiliate of Banc of America Securities LLC is the U.S. Administrative Agent and L/C Issuer and the Canadian Administrative Agent under our senior secured credit facility. We expect to use $           million of the proceeds of this offering to repay debt outstanding under this facility.

NOTICE TO CANADIAN RESIDENTS
      Resale Restriction. The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.
      Representations of Purchasers. By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.
      Right of Action (Ontario Purchasers). The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.
      Enforcement of Legal Rights. All of the issuer’s directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.
      Notice to British Columbia Residents. A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.
      Taxation and Eligibility for Investment. Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS
      The validity of the shares of common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.
EXPERTS
      The financial statements and schedule of Colt Defense LLC at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits, schedules and amendments filed with this registration statement, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, reference is made to the registration statement, including the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the Securities and Exchange Commission, One Station Place, 100 F Street, N.E., Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the Securities and Exchange Commission upon payment of prescribed fees. Our Securities and Exchange Commission filings, including our registration statement, are also available to you on the Securities and Exchange Commission’s website, www.sec.gov.
      Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. We also intend to furnish our shareholders with annual reports containing our financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited financial information.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Members of
Colt Defense LLC
      We have audited the accompanying balance sheets of Colt Defense LLC as of December 31, 2004 and 2003, and the related statements of operations, changes in members’ deficit, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule on page F-24. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colt Defense LLC at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statements schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
/s/ Ernst & Young LLP
Hartford, CT
March 11, 2005
Except for Note 16, as to which the date is
May 20, 2005

Colt Defense LLC
Balance Sheets
(dollars in thousands)

		December 31,
	April 3,
	2005	2004	2003

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,775	$314	$24,268
Restricted cash	563	562	558
Accounts receivable, net	6,190	16,888	4,995
Inventories, net	4,973	5,384	4,892
Other current assets	1,636	1,307	1,379

Total current assets	15,137	24,455	36,092
Machinery, equipment and tooling	7,965	8,257	9,366
Furniture, fixtures and leasehold improvements	3,560	3,564	3,743

	11,525	11,821	13,109
Less accumulated depreciation	10,288	10,564	11,614

	1,237	1,257	1,495
Other assets:
Goodwill	4,175	4,175	4,175
Intellectual property	3,023	3,023	3,023
Deferred license fees	1,891	1,917	—
Deferred financing costs	970	1,126	1,442
Business acquisition costs	762	671	—
Intangible pension asset	816	855	1,009
Other assets	591	225	225

Total assets	$28,602	$37,704	$47,461

Liabilities and Members’ Deficit
Current liabilities:
Revolving line of credit	$—	$6,509	$1,568
Current portion of capital lease obligations	59	59	67
Subordinated notes payable and accrued interest due to affiliates	—	—	9,392
Accounts payable	5,805	7,941	8,405
Accrued expenses	4,534	5,273	2,434
Current portion of accrued employee benefit costs	2,156	2,156	1,956
Tax distributions payable to members	1,974	2,981	—
Customer advances	68	83	335
Due to affiliates	117	135	1,231

	14,713	25,137	25,388
Long-term debt	25,000	25,000	25,000
Accrued employee benefit costs, less current portion	12,900	13,194	14,190
Capital lease obligations, less current portion	143	162	75
Long-term portion of accounts payable	790	828	3,564
Other long-term liabilities	281	446	626

Total liabilities	53,827	64,767	68,843
Members’ deficit:
Members’ deficit	(11,231)	(13,668)	(8,850)
Notes receivable from exercise of options and warrants	(10,966)	(10,312)	(9,923)
Accumulated other compensation loss — minimum pension liability	(3,028)	(3,083)	(2,609)

Total members’ deficit	(25,225)	(27,063)	(21,382)

Total liabilities and members’ deficit	$28,602	$37,704	$47,461

See accompanying notes.

Colt Defense LLC
Statements of Operations
(dollars in thousands)

	Three Months
	Ended
			Year Ended December 31,
	April 3,	April 4,
	2005	2004	2004	2003	2002

	(unaudited)
Net sales	$21,609	$18,896	$75,135	$66,682	$53,329
Cost of sales	14,622	12,340	50,376	45,161	39,768

Gross profit	6,987	6,556	24,759	21,521	13,561
Selling and commissions	1,270	1,277	5,981	4,819	3,732
General and administrative	1,459	1,297	5,576	4,312	3,300
Litigation costs	625	—	936	—	—
Noncash stock compensation	—	—	—	602	—

Operating income	3,633	3,982	12,266	11,788	6,529
Other expense (income):
Interest expense	1,060	888	3,735	1,582	1,446
Reorganization costs	—	—	—	1,211	333
Settlement of litigation	—	—	(842)	2,619	—
Prepayment discounts	—	—	—	(145)	(595)
Royalty income	(219)	(80)	(759)	(381)	(429)
Royalty expense to Colt’s Manufacturing	—	—	—	3,600	650
Other, net	(108)	—	30	19	(55)

Income before income taxes	2,900	3,174	10,102	3,283	5,179
Income tax expense (benefit)	22	8	74	38	(222)

Net income	$2,878	$3,166	$10,028	$3,245	$5,401

Earnings per unit	$19.70	$21.70	$68.72	$35.13	$139.17
Earnings per unit — assuming dilution	$18.26	$20.73	$63.63	$32.72	$122.42
Weighted average units	146,126	145,922	145,922	92,366	38,809
Weighted average units — assuming dilution	157,648	152,723	157,607	99,167	44,119
Pro forma to reflect income taxes
Income before income taxes	$2,900	$3,174	$10,102	$3,283	$5,179
Income tax expense	1,150	1,258	4,006	1,302	2,054

Net income	$1,750	$1,916	$6,096	$1,981	$3,125

Earnings per unit	$11.98	$13.13	$41.78	$21.45	$80.52
Earnings per unit — assuming dilution	$11.10	$12.55	$38.68	$19.98	$70.83
See accompanying notes.

Colt Defense LLC
Statements of Changes in Members’ Deficit
For the three years ended December 31, 2004
(dollars in thousands)

			Accumulated
			Other
	Members’	Notes	Comprehensive
	Deficit	Receivable	Loss	Total

Balance, December 31, 2001	$(20,859)	—	$(1,347)	$(22,206)
Distributions to Colt’s Manufacturing Company, Inc.	(3,295)	—	—	(3,295)
Net income	5,401	—	—	5,401
Other comprehensive loss — minimum pension liability	—	—	(887)	(887)

Comprehensive income				4,514

Balance, December 31, 2002	(18,753)		(2,234)	(20,987)
Exercise of options and warrants	9,731	$(9,731)	—	—
Accrued interest on notes receivable	192	(192)	—	—
Purchase of common units	(4)	—	—	(4)
Distributions to Colt’s Manufacturing	(3,863)	—	—	(3,863)
Noncash employee compensation	602	—	—	602
Net income	3,245	—	—	3,245
Other comprehensive loss — minimum pension liability	—	—	(375)	(375)

Comprehensive income				2,870

Balance, December 31, 2003	(8,850)	(9,923)	(2,609)	(21,382)
Accrued interest on notes receivable	389	(389)	—	—
Distributions to members	(11,354)	—	—	(11,354)
Tax distributions to members	(3,881)	—	—	(3,881)
Net income	10,028	—	—	10,028
Other comprehensive loss — minimum pension liability	—	—	(474)	(474)

Comprehensive income				9,554

Balance, December 31, 2004	(13,668)	(10,312)	(3,083)	(27,063)
Exercise of options and warrants (unaudited)	558	(558)	—	—
Accrued interest on notes receivable (unaudited)	96	(96)	—	—
Tax distributions to members (unaudited)	(1,095)	—	—	(1,095)
Net income (unaudited)	2,878	—	—	2,878
Other comprehensive loss — minimum pension liability	—	—	55	55

Comprehensive income (unaudited)				2,933

Balance, April 3, 2005 (unaudited)	$(11,231)	$(10,966)	$(3,028)	$(25,225)

See accompanying notes.

Colt Defense LLC
Statements of Cash Flows
(dollars in thousands)

	Three Months
	Ended
			Year Ended December 31,
	April 3,	April 4,
	2005	2004	2004	2003	2002

	(unaudited)
Operating activities
Net income	$2,878	$3,166	$10,028	$3,245	$5,401
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	277	253	1,015	694	1,059
Prepayment discounts	—	—	(842)	(145)	(595)
Noncash employee compensation	—	—	—	602	—
Interest expense accrual on debt subordinated notes payable due to affiliates, notes payable to affiliates and subordinated notes payable due to affiliates	—	—	—	583	740
Other	—	—	(18)	—	—
Changes in operating assets and liabilities:
Restricted cash	—	—	(4)	(52)	142
Accounts receivable	10,695	(5,939)	(11,893)	3,169	(4,433)
Inventories	411	754	(510)	(793)	330
Prepaid expenses and other assets	(330)	(715)	72	(363)	(168)
Prepayment license fees	—	(2,000)	(2,000)	—	—
Due to affiliates	(122)	(347)	(1,096)	727	234
Accounts payable and accrued expenses	(3,062)	(352)	(256)	(392)	(168)
Accrued employee benefit costs	(200)	(275)	(1,116)	(535)	(90)

Net cash (used in) provided by operating activities	10,547	(5,455)	(6,620)	6,740	2,452
Investing activities
Business acquisition costs	(16)	—	(364)	—	—
Deposit paid on West Hartford facility	(250)	—	—	—	—
Purchases of equipment and leasehold improvements	(76)	(35)	(17)	(221)	(140)
Notes receivable related parties	(115)	—	—	—	—

Net cash used in investing activities	(457)	(35)	(381)	(221)	(140)
Financing activities
Term loan borrowings	—	—	—	25,000	—
Subordinated debt borrowings (repayments)	—	(9,376)	(9,376)	1,165	—
Distribution to Colt’s Manufacturing	—	—	—	(3,863)	(3,295)
Distribution to members	—	(11,354)	(11,354)	—	—
Tax distribution to members	(2,100)	—	(900)	—	—
Net (repayments) borrowings under revolving line of credit	(6,509)	3,043	4,941	(3,151)	1,184
Payment of financing costs	—	—	(194)	(1,442)	—
Repayments of loans and capital lease obligations	(20)	(48)	(70)	(128)	(415)
Purchase of common units	—	—	—	(4)	—

Net cash (used in) provided by financing activities	(8,629)	(17,735)	(16,953)	17,577	(2,526)

Change in cash	1,461	(23,225)	(23,954)	24,096	(214)
Cash and cash equivalents at beginning of year	314	24,268	24,268	172	386

Cash and cash equivalents at end of year	$1,775	$1,043	$314	$24,268	$172

See accompanying notes.

Colt Defense LLC
Notes to Financial Statements
December 31, 2004
(Information for the three months ended April 3, 2005 and April 4, 2004 is unaudited)
(dollars in thousands, except share amounts)

1.	Business
      Colt Defense LLC (the Company) is a leading designer, developer and manufacturer of small arms and weapon systems for the U.S. Military, its allies and federal, state and local law enforcement agencies. Our products include military rifles, such as the M4 carbine rifle and its predecessor, the M16 rifle, auxiliary weapons systems, such as the M203 grenade launcher and rifles for law enforcement agencies around the world. We also refurbish, recondition and repair these weapons and produce spare parts and component kits such as barrels, springs, screws, handguards, upper receivers and buttstocks. In addition, we provide centralized procurement and training services.
      Prior to November 4, 2002, the Company was a division of Colt’s Manufacturing Company, Inc. (CMC), which was a wholly owned subsidiary of New Colt Holding Corp. (NCHC). On November 4, 2002, NCHC and CMC contributed the net assets of its military and commercial rifle businesses to the Company (a newly formed limited liability company) as the first step of a two-step reorganization process (the Reorganization). CMC continued to operate its handgun business. The purpose of the first step of the Reorganization was to streamline the existing rifle and commercial handgun businesses by creating two separate companies to better focus on core customers and to encourage the development, execution and optimization of business opportunities.
      On June 12, 2003, the second step of the Reorganization took place in which CMC was converted to a limited liability company and became Colt’s Manufacturing Company LLC (CMC LLC). The ownership interests in the Company were distributed to its Members in partial redemption of the NCHC shareholders’, warrant holders’ and option holders’ equity interest in NCHC (the Distribution). These distributions of ownership interests in the Company were made in proportion to each equity holders’ interests in NCHC. The objective of the second step of the Reorganization was to further separate the companies to enhance financing opportunities. The Company incurred $1,211 and $333 of costs related to its reorganization in 2003 and 2002, respectively. The Company is an indefinite life LLC that will terminate upon the completion of an initial public offering.

2.	Summary of Significant Accounting Policies
Basis of Presentation
      For the period January 1, 2002 through November 4, 2002, the military and commercial rifle business that was contributed to the Company was conducted as a separate division of CMC. During the period November 4, 2002 through December 31, 2002, this business was conducted by the Company as a separate legal entity. For presentation purposes, the business of the Company is shown as if it had operated as a separate legal entity for all of 2002.
Basis of Accounting
      The financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (GAAP).
Use of Estimates
      The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant

Colt Defense LLC
Notes to Financial Statements (continued)
(Information for the three months ended April 3, 2005 and April 4, 2004 is unaudited)
(dollars in thousands, except share amounts)
estimates are required for the valuation of pension and postretirement health care liabilities and the related expense, which require significant judgment in determination of:

•	the discount rate used to calculated the benefit obligation for pensions and post retirement health care liabilities;

•	the assumed inflation rate for health care costs; and

•	the expected return on pension plan assets.
Interim Financial Information
      The unaudited balance sheet and statement of operations and cash flows as of and for each of the three-month periods ended April 3, 2005 and April 4, 2004, respectively, have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) have been condensed or omitted pursuant to such rules and regulations. Operating results for the three-month period ended April 3, 2005, are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. The unaudited balance sheet and statement of operations and cash flows as of and for each of the three-month periods ended April 3, 2005 and April 4, 2004, respectively, should be read in conjunction with the Company’s Audited Financial Statements.
      In management’s opinion, the unaudited balance sheet and statement of operations contain all adjustments, which are of a normal recurring nature, necessary for a fair statement of the results for the three-month periods ended April 3, 2005 and April 4, 2004, respectively.
Cash and Cash Equivalents
      The Company considers investments in highly liquid debt instruments with original maturities of three months or less to be cash equivalents.
      Restricted cash of $563 at April 3, 2005, $562 at December 31, 2004 and $558 at December 31, 2003 consists of funds deposited to secure standby letters of credit for foreign-based sales performance guarantees.
Revenue and Accounts Receivable Recognition and Allowance for Doubtful Accounts
      The Company recognizes revenue and accounts receivable when ownership to the goods transfers to the buyer, primarily upon shipment. For certain U.S. government related sales, revenue and accounts receivable is recognized upon inspection and acceptance of the goods by a U.S. government official and upon the Company placing the accepted goods in a U.S. government approved location at the Company’s premises. Credit is extended based on an evaluation of each customer’s financial condition; generally, collateral is not required. Credit losses are provided for in the financial statements, primarily on a specific identification basis.
      Once a customer is identified as high risk based on the customer’s history and credit worthiness, the Company will provide an allowance for the estimated uncollectible portion. Accounts are considered past due based on the original invoice date. Write-off of uncollectible accounts occurs when all reasonable collection efforts have been made. At December 31, 2004 and 2003, the allowance for doubtful accounts was $33 and $36, respectively. At April 3, 2005, the allowance for doubtful accounts was $23.

Colt Defense LLC
Notes to Financial Statements (continued)
(Information for the three months ended April 3, 2005 and April 4, 2004 is unaudited)
(dollars in thousands, except share amounts)
Inventories
      Inventories are stated at the lower of cost or market using the first-in, first-out method. Cost includes materials, labor and manufacturing overhead related to the purchase and production of inventories. The Company provides allowances for excess or slow-moving inventory as well as inventory whose carrying value is in excess of net realizable value.
Equipment and Leasehold Improvements
      Equipment and leasehold improvements are recorded at cost. Depreciation of equipment and amortization of leasehold improvements are computed using the straight-line method over the estimated useful life of the assets, which varies from 3 to 15 years, or the life of the lease term, whichever is shorter. The Company evaluates equipment and leasehold improvements for impairment when events or circumstances indicate that impairment may exist. To date, no impairment losses have been recorded. Depreciation and amortization was $505, $438 and $810 for 2004, 2003 and 2002, respectively.
Goodwill and Intangible Assets
      Goodwill is not amortized but rather is tested annually for impairment on December 31. Impairment of goodwill would exist if the carrying value of the Company exceeded the fair value of the Company. Intangible assets such as certain intellectual property, which the Company has determined to have indefinite lives, are also evaluated annually to determine if their useful life continues to be indefinite. To date, no impairments have been recorded.
      On January 1, 2004, the Company entered into a successor agreement with NCHC for use of certain Colt trademarks. The payment of $2,018 is being amortized over the initial term of the agreement that is 20 years (see note 10).
Deferred Financing Costs
      Deferred financing costs are amortized over the term of the related debt agreement. In connection with a new financing arrangement entered into in December 2003, the Company incurred $194 and $1,442 in 2004 and 2003, respectively, in financing costs, which are being amortized over the three-year life of the financing agreement. Amortization of deferred financing costs included in interest expense was $510 and $124 in 2004 and 2003, respectively.
Warranty Costs
      The Company generally warrants its military products for a period of one year. For foreign military sales, the posting of a warranty bond for a one to five year period is occasionally required. The Company provides a reserve for warranty expense in the period of sale based on past experience. The warranty accrual analysis is:

	April 3,	December 31,	December 31,
	2005	2004	2003

Beginning of year	$225	$283	$283
Expense	—	22	61
Payments	—	(36)	(61)

End of year	$225	$225	$283

Colt Defense LLC
Notes to Financial Statements (continued)
(Information for the three months ended April 3, 2005 and April 4, 2004 is unaudited)
(dollars in thousands, except share amounts)
Research and Development Costs
      The Company expended $712, $476 and $291 in research and development costs for each of the three years ended December 31, 2004, respectively. These costs include research and development of new products, as well as product enhancements.
Advertising Costs
      The Company expenses advertising as incurred. Advertising expense was $199, $147 and $146 in 2004, 2003 and 2002, respectively.
Shipping and Handling Costs
      Shipping and handling costs are classified within cost of sales on the statement of operations.
Customer Advances
      Customer advances represent payments by certain customers for products that have not yet been shipped.
Self-Funded Medical Plan and Workers’ Compensation
      The Company maintains a self-funded employee group medical plan under which the liability is limited by individual and aggregate stop loss insurance coverage. Included in the accompanying financial statements is a liability for reported claims outstanding, as well as an estimate of incurred but unreported claims, based on the Company’s best estimate of the ultimate cost not covered by stop loss insurance. The actual amount of the claims could differ from the estimated liability recorded of $328 and $202 at December 31, 2004 and 2003, respectively.
      Through December 31, 2002, the Company was partially self-insured for workers’ compensation claims. Beginning in 2003, the Company changed to a fully insured premium based policy. Included in the accompanying financial statements is a liability for reported claims outstanding, as well as an estimate of incurred but unreported claims, based on the Company’s estimated cost for the period prior to 2003. The actual amount of these claims could differ from the estimated liability recorded of $156 and $192 at December 31, 2004 and 2003, respectively.
Income Taxes
      Prior to the June 12, 2003 Reorganization and Distribution, the Company filed federal and state income tax returns as a corporation, on a consolidated basis with its parent company, NCHC. Subsequently, as a limited liability company, the Company is treated as a partnership for federal and state income tax reporting purposes. As a partnership, the Company is not subject to federal or state income taxes. Rather, the Company files informational income tax returns and issues standard tax reports to its members. For the period June 13, 2003 to December 31, 2003 and thereafter, the taxable income (loss) of the Company will be reported to the members for inclusion in their individual tax returns.
      The Distribution was treated as a taxable transaction for income tax purposes. Accordingly, an increase in the tax basis of the Company’s net assets of $13,184 occurred, representing the difference between historical and fair market value of the assets. Because the parties to the transaction were affiliated, no adjustment to the financial reporting basis of the assets and liabilities of the Company was made. The increase in tax basis was recognized as a taxable gain by NCHC.

Colt Defense LLC
Notes to Financial Statements (continued)
(Information for the three months ended April 3, 2005 and April 4, 2004 is unaudited)
(dollars in thousands, except share amounts)
      In accordance with the Limited Liability Company Agreement of the Company, in any year in which taxable income is allocated to the members, and to the extent the Board of Directors of the Company determines that funds are available, distributions to members equal to 45% of such allocation of taxable income shall be made. For the period June 13, 2003 to December 31, 2003, there was no reportable taxable income and no distributions were required as timing differences entirely offset otherwise taxable income for the period. For the year ended December 31, 2004, taxable income of $8,624 was reported to members. During 2004, distributions to members of $900 were made, and accordingly, tax distributions payable to members of $2,981 is reflected as a liability in the accompanying balance sheet at December 31, 2004.
      If the Company had been a tax paying entity the estimated provision for income taxes for 2004 would have been:

Income before income taxes	$10,102

Taxes at the Federal statutory rate at 35%	$3,536
Estimated state income taxes, net of Federal benefit	460
Effect of permanent differences	10

Estimated pro forma tax provision	$4,006

      Foreign taxes withheld on royalty income of $74, $38 and $42 are included in income tax expense for 2004, 2003 and 2002, respectively. During 2003, due to a tax law change, the Company realized an AMT income tax benefit of $264.
      At December 31, 2004, the excess of tax basis over the financial reporting carrying value of assets and liabilities was:

Allowance for obsolete inventories	$1,121
Machinery and leasehold improvements	1,855
Intangible assets and goodwill	3,187
Accrued employee benefit costs	14,494
Other accrued liabilities	2,200
Other	(190)

TOTAL	$22,667

Stock Based Compensation
      The Company follows Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees” and related interpretations in accounting for its employee unit plan. Accordingly, compensation cost is recognized only for those arrangements where the fair market value of a unit, as determined by the Board of Directors at the grant date, is in excess of the amount the employee must pay to acquire the unit. Stock-based compensation costs for stock awards are reflected in net income over the vesting period of the awards. The pro forma disclosure provisions of FAS No. 123, “Accounting for Stock Based Compensation” have not been presented as the effect is not material.
Recent Accounting Pronouncements
      In November 2004, the FASB issued SFAS No. 151. “Inventory Costs,” an amendment of ARB No. 43, Chapter 4, “Inventory Pricing.” SFAS No 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material should be expensed as current period charges and provides guidance on the allocation of overhead. This statement will be adopted for the Company’s first quarter of

Colt Defense LLC
Notes to Financial Statements (continued)
(Information for the three months ended April 3, 2005 and April 4, 2004 is unaudited)
(dollars in thousands, except share amounts)
2006. The Company does not expect this statement to have a material impact on its financial position, results of operations or cash flows.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment.” SFAS No. 123R requires companies to record compensation expense based on the fair value of stock-based compensation awards. The statement also requires that the compensation expense be recognized over the period during which the employee is required to provide service in exchange for the award. SFAS No. 123R will be effective January 1, 2006.
      On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.
      In April 14, 2005, the SEC announced that it would provide for a phased-in implementation process for FASB Statement No. 123(R), Share-Based Payment. The SEC would require registrants that are not small business issuers to adopt Statement 123(R)’s fair value method of accounting for share-based payments to employees no later than the beginning of the first fiscal year beginning after June 15, 2005. We expect to adopt SFAS 123(R) on January 1, 2006.
      SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

•	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

•	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.
      The Company expects to elect to implement SFAS 123R prospectively on January 1, 2006.
Earnings Per Unit
      Basic earnings per unit for all periods presented was computed by dividing net earnings for the respective period by the weighted-average number of units outstanding during the period. Diluted earnings per unit was computed by dividing (i) net earnings during the period, by (ii) the weighted-average number of units outstanding during the period, adjusted to add the weighted-average number of potential dilutive units that would have been outstanding upon the assumed exercise of the stock options and warrants and adjusted for the option grants in December 2004 and in the second quarter of 2005 which are considered nominal issuances and therefore are included in computing diluted earnings per unit for all periods. Options and warrants of 7,952 were not included in 2002 as their impact was anti-dilutive.

Colt Defense LLC
Notes to Financial Statements (continued)
(Information for the three months ended April 3, 2005 and April 4, 2004 is unaudited)
(dollars in thousands, except share amounts)
      Basic and diluted earnings per unit amounts were computed using the following denominations:

	Three Months
	Ended		Year Ended December 31,

	April 3,	April 4,
	2005	2004	2004	2003	2002

Weighted average units	146,126	145,922	145,922	92,366	38,809
December 2004 and 2005 options	5,310	5,310	5,310	5,310	5,310
Impact of dilutive securities
Employee stock options	1,464	342	1,464	342	—
Warrants	4,748	1,149	4,911	1,149	—

Weighted average units-assuming dilution	157,648	152,723	157,607	99,167	44,119

Reclassification
      Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

3.	Inventories
      The components of inventories consisted of the following:

		December 31,
	April 3,
	2005	2004	2003

Materials	$3,422	$3,360	$2,989
Work-in-process	2,357	2,586	2,343
Finished goods	332	559	599

	6,111	6,505	5,931
Less-allowance for excess and slow moving inventory	1,139	1,121	1,039

	$4,972	$5,384	$4,892

4.	Credit Facility
      On December 23, 2003, the Company entered into $33,500 financing agreement with a financial institution, which consisted of a $25,000 term loan (the Term Loan) and a revolving credit facility (the Revolver) (collectively the Loans), which provides for borrowings up to $8,500, subject to collateral availability, which consists of substantially all of the Company’s assets (through an amendment, the Revolver borrowing base was increased to $12,000 in January 2005). The interest rates on the Loans are determined quarterly and are based upon the greater of the prime rate or 4% plus the applicable leverage ratio margin rates. Interest rates at December 31, 2004 for the Term Loan and Revolver were 11.75% and 7.25%, respectively. The Loans have a final maturity date of December 23, 2006. The Term Loan requires payments of interest only, except for mandatory annual repayments of principal based upon a percentage of excess cash flow, if any, as defined. The Revolver loan at inception replaced $2,801 outstanding under the former line of credit facility. At December 31, 2004 and 2003, the Revolver balance was $6,509 and $1,568, respectively. The Company has $986 of borrowing availability reserved to secure outstanding standby letters of credit, resulting in the Company having $1,005 available for additional borrowings at December 31, 2004.

Colt Defense LLC
Notes to Financial Statements (continued)
(Information for the three months ended April 3, 2005 and April 4, 2004 is unaudited)
(dollars in thousands, except share amounts)
      The Loans include financial covenants that require the Company to maintain certain leverage ratios, minimum fixed charge coverage ratios, and minimum levels of EBITDA, as defined in the loan agreement. At December 31, 2004, the Company was in compliance with those covenants.
      The Term Loan proceeds of $25,000 were received in December 2003 and disbursed as follows:

	2004	2003

Bank fees and closing costs	$—	$1,263
Commission settlement payment	—	1,000
Repayment of subordinated notes payable to affiliates	9,376	—
Royalty payment to Colt’s Manufacturing	2,000	—
Distributions to members	11,354	—
Other	7	—

	$22,737	$2,263

      At December 31, 2004, the balance payable on the Term Loan was $25,000. There were no mandatory repayments of principal required based upon the excess cash flow criteria.
      Concurrent with the December 2003 financing transaction, the Company released The Connecticut Development Authority (CDA) from its commitment to guarantee a letter of credit in the amount of $873 in exchange for the release of a lien on Company assets.
      Interest payments on loans from financial institutions were $2,741, $432 and $793 in 2004, 2003 and 2002, respectively.

5.	Subordinated Notes Payable Due to Affiliates

	December 31,

	2004	2003

Notes payable issued between 1996 and 2002 to affiliates of controlling members bearing interest at 10%, due and payable, including accrued interest, on May 31, 2006. At December 31, 2003, accrued interest included in the balance was $1,644	$—	$8,163
2003 notes payable to four affiliates of controlling members, bearing interest at 10%, due and payable, including accrued interest, on May 31, 2006. At December 31, 2003, accrued interest included in the balance was $63	—	1,229

	$—	$9,392

      On December 23, 2003, $9.4 million was transferred to an agency account and held in trust for the benefit of the Company until January 7, 2004 when the subordinated notes were retired.
      In conjunction with the issuance of the 2003 notes, the Company issued warrants to the lenders, effective June 16, 2003, to purchase 6,990 membership units at $120 per unit. The warrants, which vested immediately, were exercised on June 30, 2003. At the date the warrants were issued, the Company’s per unit fair market value equaled the exercise price of the warrants and the expected life of the warrants was under one month. Therefore, no value was assigned to the warrants.

Colt Defense LLC
Notes to Financial Statements (continued)
(Information for the three months ended April 3, 2005 and April 4, 2004 is unaudited)
(dollars in thousands, except share amounts)

6.	Lease Obligations
      The Company has certain noncancelable leases for machinery, computer equipment and vehicles. The outstanding lease obligations and minimum future payments at December 31, 2004 follow:

		Gross
	Capital	Operating
	Leases	Leases

2005	$72	$544
2006	71	508
2007	50	139
2008	30	—
2009	30	—

Total minimum lease payments	253	$1,191

Less amount representing interest	32

Present value of net minimum lease payments (including $59 classified as current)	$221

      During 2004, the Company entered into a capital lease for equipment for $149. As of December 31, 2004, machinery and computer equipment with a cost of approximately $3,090 was recorded under capital leases with accumulated depreciation of approximately $2,844. Depreciation of assets under capital leases is included in depreciation expense. Rent expense of approximately $401, $426 and $373 was incurred in 2004, 2003 and 2002, respectively. Rent expense in 2004 and 2003 is net of $161 and $130, respectively, of rental income for a portion of the facilities subleased to Colt’s Manufacturing. Rent income of $161 per year is expected through the expiration of the Colt’s Manufacturing sublease in December 2006.
      In February 2005, the Company entered into an agreement with its landlord to purchase its office and manufacturing facilities, which it currently leases, for a purchase price of $7,000. The closing is contingent upon certain events occurring and the purchase price is subject to a reduction of up to $600 in exchange for which we assume the obligation to investigate and remediate environmental conditions at the site pursuant to certain Connecticut property transfer law requirements. In March 2005, the Company deposited $250 as a down payment against this transaction, which contractually must close by June 2005, unless certain conditions are not met. The most significant condition is that the estimated costs of investigation and remediation referred to above do not exceed $1,000.

7.	Pension, Savings and Postretirement Benefits
      The Company has two noncontributory, defined benefit pension plans that cover substantially all eligible salaried and hourly employees. The Company has recorded a pension liability, which represents the excess of the accumulated benefit pension obligation over the related pension plan assets.
      The Company also provides certain postretirement health care coverage to retired employees who were subject to the Company’s collective bargaining agreement when they were employees. The cost of these postretirement benefits is determined actuarially and is recognized in the financial statements during the employees’ active working career.

Colt Defense LLC
Notes to Financial Statements (continued)
(Information for the three months ended April 3, 2005 and April 4, 2004 is unaudited)
(dollars in thousands, except share amounts)
      Disclosures related to the pension plans and the postretirement health care coverage is as follows:

			Post Retirement
	Pension Plans		Health

	2004	2003	2004	2003

Projected benefit obligation at beginning of year	$11,882	$9,711	$11,853	$11,594
Service cost	643	578	134	230
Interest cost	730	676	528	708
Plan amendment	—	610	—	—
Negative prior service cost	—	—	(5,760)	—
Actuarial loss (gain)	414	573	2,662	(402)
Projected benefits paid	(314)	(266)	(382)	(277)

Projected benefit obligation at end of year	13,355	11,882	9,035	11,853
			—
Fair value of plan assets at beginning of year	8,045	5,605	—	—
Employer contributions	1,869	2,108	—	—
Actual return on plan assets	562	598	—	—
Benefits paid	(314)	(266)	—	—

Fair value of plan assets at end of year	10,162	8,045	—	—

Unfunded benefit obligation at end of year	(3,193)	(3,837)	(9,035)	(11,853)
Unrecognized (negative) prior service cost	855	1,009	(5,232)	—
Unrecognized net gain (loss)	3,190	2,719	2,003	(566)

Net amount recognized	$852	$(109)	$(12,264)	$(12,419)

      The components of the amounts recognized in the accompanying balance sheet are as follows:

			Post Retirement
	Pension Plans		Health

	2004	2003	2004	2003

Accrued benefit costs	$(3,086)	$(3,727)	$(12,264)	$(12,419)
Intangible pension asset	855	1,009	—	—
Accumulated other comprehensive loss	3,083	2,609	—	—

Net amount recognized	$852	$(109)	$(12,264)	$(12,419)

      During 2005, the Company expects to make contributions of $1,688 to the pension plans and $468 to the postretirement plan.
      At December 31, 2004, the accrued benefit costs for the bargaining unit plan and salaried plan were $2,446 and $640, respectively.

Colt Defense LLC
Notes to Financial Statements (continued)
(Information for the three months ended April 3, 2005 and April 4, 2004 is unaudited)
(dollars in thousands, except share amounts)
      The components of the amounts recognized in the Company’s income statement are as follows:

	Pension Plans				Post Retirement Health

		Year Ended				Year Ended
	Three Months	December 31,			Three Months	December 31,
	Ended				Ended
	April 3, 2005	2004	2003	2002	April 3, 2005	2004	2003	2002

Service cost	$186	$643	$578	$489	$35	$134	$230	$200
Interest cost	197	730	676	627	127	528	708	667
Expected return on assets	(215)	(789)	(557)	(502)	—	—	—	—
Amortization of unrecognized negative prior service cost	39	154	154	93	(132)	(528)	—	—
Amortization of unrecognized loss	52	168	124	57	17	94	(62)	(174)

Net periodic pension cost	$259	$906	$975	$764	$47	$228	$876	$693

      The Pension Benefit Guaranty Corporation (PBGC) granted the Company a waiver with respect to meeting minimum funding requirements for the year ended December 31, 2001, under an agreement to become current with contributions by making quarterly installment payments of $148 through January 15, 2007. The terms of the agreement prohibit increases in pension benefits until funding becomes current.
      Weighted average assumptions are as follows:

			Post
	Pension		Retirement
	Plans		Health

	2004	2003	2004	2003

Discount rate	6%	6.25%	6%	6.25%
Expected return on plan assets	9%	9%	N/A	N/A
Rate of compensation increase	4%	4%	N/A	N/A
      The Company’s assumptions for 2005 are a discount rate of 6%, an expected return on plan assets of 8%, and a rate of compensation increase of 4%.
      The assumed health care cost trend rate for 2005 is estimated at 7%, which is expected to decrease by 1% per year over the next 2 years and to remain steady at 5% thereafter. The impact of a 1% change either up or down on the amount of expense for the plan benefit obligations is immaterial. In connection with the renewal of its collective bargaining agreement in 2004, effective April 7, 2007, the Company capped the monthly cost of providing retiree health care benefits at $209.95 per employee. For the year ended December 31, 2004, the cost per month was $175.08 per employee. The impact of this change in benefits was an increase in negative prior service cost of $5,760.
      In developing the overall expected long-term return on plan assets assumption, a building block approach was used in which rates of return in excess of inflation were considered separately for equity securities, debt

Colt Defense LLC
Notes to Financial Statements (continued)
(Information for the three months ended April 3, 2005 and April 4, 2004 is unaudited)
(dollars in thousands, except share amounts)
securities and other assets. The excess returns were weighted by the representative target allocation and added along with an appropriate rate of inflation to develop the overall expected long-term return on plan assets.
      For the pension plans, the weighted-average asset allocation at December 31, 2004 and by asset category, is as follows:

	December 31

	2004	2003

Equity securities	60%	50%
Fixed income	35%	45%
Cash	5%	5%

	100%	100%

      The Company has developed an investment strategy for the pension plans. The investment strategy is to emphasize total return; that is, the aggregate return from capital appreciation and dividend and interest income. The primary objective of the investment management for the plan’s assets is the emphasis on consistent growth; specifically, growth in a manner that protects the Plan’s assets from excessive volatility in the market value from year to year. The investment policy takes into consideration the benefit obligations, including timing of distributions.
      The primary objective for the pension plans is to provide long-term capital appreciation through investment in equity and debt securities. The Company’s target asset allocation is consistent with the weighted-average allocation at December 31, 2004. The Company selects professional managers whose investment policies are consistent with the Company’s investment strategy and monitors their performance against appropriate benchmarks.
      The following benefit payments, which reflect future service as appropriate, are expected to be paid. The benefit payments are based on the same assumptions used to measure the Company’s benefit obligation at the end of fiscal 2004.

		Post
	Pension	Retirement
	Plans	Health

2005	$473	$468
2006	550	529
2007	644	569
2008	732	606
2009	809	628
2010-2014	5,225	4,397
401K Plan
      The Company has a contributory savings plan under Section 401(k) of the Internal Revenue Code covering substantially all employees. The plan allows participants to make voluntary contributions of up to 15% of their annual compensation on a pretax basis, subject to IRS limitations. The plan provides for contributions by the Company at its discretion. The Company made no contributions in 2004, 2003 or 2002.

Colt Defense LLC
Notes to Financial Statements (continued)
(Information for the three months ended April 3, 2005 and April 4, 2004 is unaudited)
(dollars in thousands, except share amounts)

8.	Members Equity
      The authorized capitalization of the Company consists of 200,000 common units, of which 145,922 units were issued and outstanding as of December 31, 2004 and 2003, and 1,000 preferred units, none of which were outstanding as of December 31, 2004 and 2003. Outstanding units at April 3, 2005 were 152,048.
      Effective June 12, 2003, in connection with the Distribution, the Company issued 1,058 common units to Colt Defense Employee Plan Holding Corp. (E-Plan Holding), representing the same relative ownership held by New Colt Holding Corp. Employee Stock Ownership Plan & Trust, as amended (the Plan), which at the time was converted to a profit sharing plan. As a result of the Distribution, a one-time tax-free distribution of $80 was made to E-Plan Holding and treated as a dividend to the Plan, for distribution to plan participants as allocated by the Plan’s trustee. The Company has no obligation to make any future contributions to E-Plan Holding or the Plan. During 2003, the Company acquired 28 common units of the Company from E-Plan Holding for $4. No units were acquired during 2004.
Warrants
      Concurrent with the June 12, 2003 Distribution, holders of warrants to purchase 85,352 common shares of NCHC received warrants to purchase the same proportional interest in common units of the Company. To determine new separate company warrant exercise prices, the original NCHC exercise price was allocated between the Company and NCHC in relation to the fair values of the two entities at the time of the transaction.
      A summary of the status of the warrants to purchase common units of the Company at December 31, 2004 and changes during the two years then ended is as follows:

		Weighted
		Average
	Warrants	Exercise Price

Outstanding at December 31, 2002	—	$—
Issued in connection with the Distribution Agreement	85,352	88
Additional warrants issued 2003	6,990	120
Warrants exercised 2003	(86,216)	91

Outstanding at December 31, 2003	6,126	91

Outstanding at December 31, 2004	6,126	$91

      On June 30, 2003, warrant holders exercised 86,216 warrants for a total consideration of $7,820 in exchange for the issuance of nonrecourse notes receivable. These notes are reflected as a reduction in members’ equity in the accompanying statement of changes in members’ deficit, bear interest at 4% and are due at the earlier of a change in control or June 30, 2008. Accrued interest on these notes has been recorded within members’ equity and is included in notes receivable from the exercise of options warrants.
      On March 29, 2005, the outstanding warrants were exercised for a total consideration of $558 in exchange for the issuance of nonrecourse notes receivable. These notes are reflected as a reduction in members’ equity, bear interest at 4% and are due at the earlier of a change in control or March 2010. Accrued interest on these notes has been recorded within members’ equity and is included in notes receivable from exercise of warrants.

Colt Defense LLC
Notes to Financial Statements (continued)
(Information for the three months ended April 3, 2005 and April 4, 2004 is unaudited)
(dollars in thousands, except share amounts)

9.	Management Option Incentive Plan
      Effective June 12, 2003, the Company established the Colt Defense LLC 2003 Management Option Incentive Plan (the Option Plan). In conjunction with the Distribution, employees holding options to purchase common shares of NCHC received options to purchase the same proportional interest in common units of the Company. To determine new separate company warrant exercise prices, the original NCHC exercise price was allocated between the Company and NCHC in relation to the fair values of the two entities.
      Options to purchase 23,074 common units were issued in connection with the distribution to reflect the options that had been granted to the employees by NCHC. No additional options may be issued under the Option Plan. The options vested immediately or in installments through January 2005, subject to certain conditions. All options terminate no later than January 2007.
      On June 30, 2003, management exercised 20,996 options for $1,911 in exchange for the issuance of nonrecourse notes receivable. The notes are reflected as a reduction of members’ deficit in the accompanying statements of changes in members’ deficit, bear interest at 4% and are due at the earlier of a change in control or June 30, 2008. Accrued interest on these notes has been recorded within members’ equity and is included in notes receivable from the exercise of options and warrants.
      The original options did not specifically permit the use of a nonrecourse note as an exercise method and since the notes extended the term of the original options, the notes are considered new option grants requiring a new measurement date. The aggregate $602 difference between the fair market value of the units on the new measurement date and the exercise price was charged to expense during 2003 as employee compensation. Because the interest rate on the notes is fixed and the notes are not prepayable, except with the consent of the Company, the new option grant is considered a fixed award and, as such, no additional compensation expense will be recognized in connection with this award in the future.
      A summary of the status of the outstanding options as of December 31, 2004 and changes during the two years then ended is as follows:

		Weighted
		Average
	Options	Exercise Price

Outstanding at December 31, 2002	—	$—
Issued in connection with the Distribution Agreement	23,074	103
Options exercised	(20,996)	91

Outstanding at December 31, 2003	2,078	221
Options issued	300	91
Options expired	252	1,166

Outstanding at December 31, 2004	2,126	$91

Exercisable at December 31, 2004	913	$91

      At December 31, 2004, all outstanding options had a remaining contractual life of three years. The last tranche of the options became exercisable on January 4, 2005.
      In December 2004, the Company granted 300 stock options to a Director with an exercise price of $91 per share. The fair value of the common stock was determined in early May 2005 to have been $335 per share at the time of the grant. The intrinsic value of $73 is being recognized as compensation expense over

Colt Defense LLC
Notes to Financial Statements (continued)
(Information for the three months ended April 3, 2005 and April 4, 2004 is unaudited)
(dollars in thousands, except share amounts)
the two-year vesting period. The options vest immediately in the event of an initial public offering or other liquidity event.

10.	Transactions with Affiliates
      The Company has a financial advisory agreement with an affiliate of its primary unit holder. Under the terms of the agreement, the Company incurred annual advisory fees of $250, $162 and $126 in 2004, 2003 and 2002, respectively. The Company also reimburses the affiliate for expenses incurred in connection with the financial advisory services provided. During 2004, and 2003, the Company incurred $189, and $111, respectively, for such expenditures. There were no expenditures in 2002. Payments of $666 and $415 were made in 2004 and 2003, respectively.
      There were no payments in 2002. The cost for the advisory service and the expenses are recorded within selling, general and administrative expenses. At December 31, 2004, the Company has a prepaid balance of $34 with the affiliate. At December 31, 2003, the company owed the affiliate $193.
      Commencing November 4, 2002, the Company entered into a sublicensing agreement with CMC whereby CMC would receive license revenues from the Company for licensing its trademarks. During 2003, the Company recognized $3,600 of royalty expense related to this agreement. The agreement terminated December 31, 2003. At December 31, 2004 and 2003, the amount due CMC was $135 and $1,038, respectively.
      On January 1, 2004, the Company entered into a successor license agreement (the License) with NCHC for the use of certain Colt trademarks. Under the terms of the License, the Company received a 20-year paid-up license for the use of the Colt trademarks, which expires December 31, 2023. Thereafter, the License may be extended for successive five-year periods. Consideration for the License included the transfer to Colt’s Manufacturing of the Colt Match Target® rifle line of business inventories of $18 and $2,000 in cash. The Company recorded the amount transferred of $2,018 as an intangible asset, which is being amortized over 20 years.
      During 2003, the Company received reimbursements for expenses of $1,452 for providing certain services under a Common Service Agreement to CMC. As of December 31, 2003, this Agreement was terminated.
      During the period January 1, 2003 through June 12, 2003, cash distributions of $3,863 were made to CMC.

11.	Royalty Agreement
      The Company has licensed certain proprietary technology to a third party (Diemaco — See Note 16) under a royalty income arrangement earning $759, $381 and $429 in 2004, 2003 and 2002, respectively.

12.	Commitments and Contingencies
      Performance and warranty bonds have been established on behalf of the Company by a third party in connection with sales to a foreign customer. Although the customer has drawn no amounts, the Company could ultimately be liable for bonds totaling $3,329 at December 31, 2004.
      During 2004, the Company filed two lawsuits in Federal District Court against competitors Heckler & Koch and Bushmaster alleging unfair competition concerning their look-alike M4 carbine models and other trade practices.

Colt Defense LLC
Notes to Financial Statements (continued)
(Information for the three months ended April 3, 2005 and April 4, 2004 is unaudited)
(dollars in thousands, except share amounts)
      On March 25, 2005, Heckler & Koch Defense, Inc. and Heckler & Koch, Inc., as defendants, and the Company, as the plaintiff, settled the Company’s case against them to the parties’ mutual satisfaction and the court to dismissed the Company’s case pursuant to an agreed order of dismissal. The settlement terms are confidential.
      Notwithstanding this settlement, the Company’s case against Bushmaster Firearms is continuing. A trial is scheduled for later this year and Bushmaster has filed a partial motion for summary judgment, including a motion to cancel the Company’s U.S. registered trademark for “M4”. On May 16, 2005, the Company filed a patent infringement lawsuit in Federal District Court against Bushmaster based on information obtained through discovery in the first case. In both cases against Bushmaster, the Company is seeking injunctive relief, damages, attorneys’ fees and costs. Litigation costs relating to the above cases amounted to $936 and $625 for the year ended December 31, 2004 and for the three-month period ended April 3, 2005, respectively.
      The Company is involved in other various matters of litigation incidental to the normal course of its business. In management’s opinion, the disposition of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

13.	Concentration of Risk
      Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of trade receivables. The fair value and the carrying value of the Company’s financial instruments (accounts receivable, accounts payable and debt) are not materially different. Accounts receivable from three customers in total represented 82% and 65% of trade receivables as of December 31, 2004 and 2003, respectively. At December 31, 2004 and 2003, amounts due from foreign customers represent 80% and 43% of accounts receivable, respectively. During 2004, 2003 and 2002, sales to the U.S. government were 54%, 45% and 30% of net sales, respectively. Sales to foreign countries represented 30%, 28% and 40% of total net sales in 2004, 2003 and 2002, respectively. Sales to one of the Company’s direct foreign customers were 16%, 18% and 9% in 2004, 2003 and 2002, respectively.
      Approximately three-fourths of the Company’s (U.S.) workforce is subject to a collective bargaining agreement, which expires on April 1, 2007.

14.	Long-term Accounts Payable
      The Company has entered into agreements with certain vendors to secure discounts and to establish extended payment arrangements. No discounts were received in 2004 and $145 was received in 2003 and $595 was received in 2002. The discount amount deferred at December 31, 2004 and 2003 of $120 has been recorded within other long-term liabilities since the discounts are contingent upon required future payments. Amounts due under the extended payment arrangements are payable over the next seven years with $185 due in 2005 and the remaining $828 due in 2006 and thereafter. Amounts due after 2005 have been included in the long-term portion of accounts payable.

15.	Settlement of Disputed Commissions Payable
      In December 2003, the Company reached a settlement with a former agent in the amount of $5,600 relating to commissions owed on sales. A liability for $2,981 had been recorded as of December 31, 2002. The settlement resulted in an additional $2,619 charge in the statement of operations in 2003. The total obligation was scheduled to be paid in monthly installments through 2008. The settlement provided for up to a one-third reduction in the amount due in the event of an early payoff.

Colt Defense LLC
Notes to Financial Statements (continued)
(Information for the three months ended April 3, 2005 and April 4, 2004 is unaudited)
(dollars in thousands, except share amounts)
      In December 2004, the Company paid the obligation in full and received a prepayment discount of $842. The Company’s obligation was repaid as follows:

2003 payments	$1,250
2004 scheduled payments	1,800
2004 additional payment	1,708

Total payments	4,758
Prepayment discount	842

$5,600

16.	Subsequent Events
Business Acquisition
      On May 20, 2005, the Company acquired the Logistics and Defense Division, Diemaco, of Héroux-Devtek Inc., located in Kitchener, Ontario, Canada for $16,500 Canadian ($13,080 US) plus $2,672 Canadian ($2,118 US) for estimated working capital at closing. This business is now called Colt Canada. Through April 3, 2005, the Company had incurred $762 of costs in connection with this acquisition, which were capitalized and classified as business acquisition costs in the accompanying balance sheet. The purchase price is subject to changes in working capital as a result of an audit that is in process.
Debt Refinancing
      On May 20, 2005, the Company entered into a Senior Secured Facility with an aggregate principal amount of up to $65.0 million as set forth below:

•	$10.0 million three-year revolving credit facility (Revolving Credit Facility), which includes a $2.0 million sublimit for the issuance of standby letters of credit;

•	$25.0 million three-year term loan facility (Term A Facility);

•	$14.0 million three-year term loan facility (Term B Facility); and

•	$16.0 million three-year term loan facility and available to the Company’s Canadian subsidiary, which is denominated in Canadian dollars (Term C Facility).
      Term Loan A of the facility ($25,000) was used to repay the Company’s existing debt of $25,000, the Company used Term Loan B ($14,000) and $2,100 of our $10,000 revolver to pay a Special Dividend of $16,100 (see below) and the Company used Term Loan C ($16,000) to pay for the Company’s acquisition of Colt Canada. The Company will write off the unamortized deferred financing costs related to our existing indebtedness of $970 in the second quarter of 2005.
      The Revolving Credit Facility will terminate in May 2008. The Term A Facility will be subject to quarterly amortization of principal of $1.25 million commencing June 30, 2006 with the remaining principal due in May 2008. The Term B Facility will be subject to quarterly amortization commencing June 30, 2006 of $625 with the remaining principal to be payable in May 2008. The Term C Facility will be subject to quarterly amortization of $625 commencing June 30, 2006 with the remaining principal due in May 2008.
      In addition to the amortization described above, prepayments are required in the event of sales and other dispositions of the Company’s property and assets (excluding sales of inventory in the ordinary course of business), from the issuance of additional debt, from the issuance of equity and unless the Company’s ratio of funded indebtedness is less than 2.25% the Company is required each year to prepay our term loans in an

Colt Defense LLC
Notes to Financial Statements (continued)
(Information for the three months ended April 3, 2005 and April 4, 2004 is unaudited)
(dollars in thousands, except share amounts)
amount equal to 75% of Excess Cash Flow, as defined. The Company is required to use $30.0 million of the net proceeds from this offering to pre-pay term loans.
      The Company may prepay the Senior Credit Facility in whole or in part at any time without penalty, subject to reimbursement of the lenders’ breakage and redeployment costs.
      The Company is subject to financial covenants requiring the maintenance of:

•	a minimum EBITDA (as defined in the Company’s Senior Credit Facility) of $7.5 million in total for two consecutive quarters;

•	a maximum leverage ratio (total funded debt/ EBITDA) of (a) 3.25x through September 30, 2005, (b) 3.1x at December 31, 2005, (c) 3.00x through September 30, 2006, (d) 2.50x through September 30, 2007 and (e) 2.25x thereafter; and

•	a minimum Fixed Charge Coverage Ratio (EBITDA less capital expenditures less cash taxes)/(cash interest expense plus scheduled principal repayments) of (a) 2.0:1.0 through March 31, 2006, (b) 1.10:1.0 through June 30, 2007 and (c) 1.25:1.0 thereafter.
      Loans under the Revolving Credit Facility and the Term Loan Facilities bear interest based on an agreed-upon margin plus either LIBOR, prime or the Federal Funds rate plus 0.50%.
      Loans under the Revolving Credit Facility and the Term A Facility bear interest at a rate equal to the Applicable Margin, plus LIBOR or a Base Rate (defined as the higher of (a) the Bank of America prime rate and (b) the Federal Funds rate plus .50%) and the Term B Facility will bear interest at a rate equal to LIBOR plus the Applicable Margin then applicable to the Revolving Credit Facility and the Term A Facility plus 25 basis points. A default rate shall apply on all obligations in the event of default under the Senior Secured Facility at a rate per annum of 2% above the applicable interest rate. The initial interest rates were 6.21% for the Revolving Credit Facility and Term A Facility, 6.46% for the Term B Facility and 5.84% for the Term C Facility.
Special Dividend
      On May 20, 2005, the Company paid a special dividend of $16,100 ($105.20 per unit) to its existing members. Members’ deficit was $25,225 at April 3, 2005. On a pro forma to reflect the special dividend and the write-off of the deferred financing costs related to the Company’s existing debt, the members’ deficit at April 3, 2005 is $42,295.
Stock Option Grants
      In April 2005, the Company granted 5,010 options to three employees and a Director with an exercise price of $91 per unit. The fair value of the common stock was determined in early May 2005 to be $459 per share at the time of the grant. The intrinsic value of $2,000 will be recognized over the respective vesting periods commencing in the second quarter of 2005. The options vest immediately in the event of an initial public offering or other liquidity event.

Colt Defense LLC
Valuation and Qualifying Accounts
Years Ended December 31, 2004, 2003, and 2002
Schedule II
(in thousands)

	Balance at	Charges to
	beginning of	costs and		Balance at end
	year	expenses	Deductions	of year

Allowance for doubtful accounts:
Year ended December 31, 2004	$36	$—	$(3)	$33
Year ended December 31, 2003	36	—	—	36
Year ended December 31, 2002	62	10	(36)	36
Reserve for excess and obsolete inventory:
Year ended December 31, 2004	$1,039	$82	$—	$1,121
Year ended December 31, 2003	918	121	—	1,039
Year ended December 31, 2002	997	—	(79)	918

________________________________________________________________________________

Shares
Colt Defense Inc.
Common Stock

Prospectus
                         , 2005

Banc of America Securities LLC
SG Cowen & Co.
Friedman Billings Ramsey
         Until                     , 2005, all dealers that buy, sell or trade in shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses Of Issuance And Distribution
      The following table sets forth the various expenses payable by the Registrant (including any fees and expenses of the selling shareholders that the Registrant is obligated to pay) in connection with the offering of the common shares being registered hereby. All of the fees set forth below are estimates except for the SEC registration fee and the NASD fee.

SEC registration fee		$10,151.63
NASD filing fee		9,125.00
NYSE listing fee		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		*
Legal fees and expenses		*
Accountants’ fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Miscellaneous expenses		*
Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification Of Officers And Directors
      Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Section 145 also provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our bylaws provide for indemnification, to the fullest extent permitted by law, of any person made or threatened to be made party to any action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Registrant, or is or was a director of a subsidiary of the Registrant, against all expenses, liabilities, losses and claims actually incurred or suffered by such person in connection with the action, suit or proceeding.

      Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation eliminates the personal liability of our directors to the fullest extent allowed under Delaware law, as it shall be supplemented and amended.
      The Registrant expects to obtain policies of insurance under which, subject to the limitations of such policies, coverage will be provided (a) to its directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters and (b) to the Registrant with respect to payments which may be made by the Registrant to these officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Item 15.	Recent Sales Of Unregistered Securities
      The Registrant was formed in May 2005 and has not issued any securities. Prior to the completion of the offering of the securities being registered hereby and in connection with our Internal Restructuring, the Registrant will issue an aggregate of                      shares of the Registrant’s common stock in exchange for interests in Colt Defense LLC, the Registrant’s predecessor. This issuance will be made in reliance upon Section 4(2) of the Securities Act or under Rules 506 or 701 promulgated by the SEC.
      Since its organization as Colt Defense LLC in 2002, the Registrant’s predecessor has issued unregistered securities as described below. None of the transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise set forth below, the Registrant believes that each transaction, if deemed to be a sale of a security, was exempt from the registration requirements under the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) thereof. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Such securities were restricted as to transfers and appropriate legends were affixed to the unit certificates and instruments issued in such transactions. All recipients either received adequate information about the Registrant’s predecessor or had access, through employment or other relationships, to such information.
      The following unit numbers and exercise prices do not give effect to the Internal Restructuring.
      As part of its reorganization, on June 12, 2003, the Registrant’s predecessor issued (1) an aggregate of 38,738 common units to the stockholders of New Colt, in partial redemption of their shares in New Colt; (2) warrants to purchase an aggregate of (a) 77,401 common units at an exercise price of $91 per common unit, (b) 11,709 common units at an exercise price of $70 per common unit, and (c) 1,236 common units at an exercise price of $105 per common unit, to the warrantholders of New Colt, in partial redemption of their warrants to purchase shares of New Colt; and (3) options to purchase an aggregate of 23,073.727 common units at an exercise price of $2,800 per common unit to the optionholders of New Colt, in partial redemption of their options to purchase shares of New Colt. Also on June 12, 2003, the Registrant’s predecessor issued options to purchase an aggregate of 23,074 common units to certain of its employees at an exercise price of $91 per common unit under its 2003 Management Option Incentive Plan.
      In lieu of repayment for certain obligations, the Registrant’s predecessor issued Promissory Notes, dated June 16, 2003 to certain members and an affiliate of a certain member, in the aggregate amount of approximately $1.2 million. In connection with this transaction, the Registrant’s predecessor issued to Colt Defense Holding LLC warrants to purchase 7,080 of its common units at an exercise price of $120 per unit.

      On June 30, 2003, a number of its warrantholders and optionholders exercised their warrants and vested options, respectively, and the Registrant’s predecessor issued an aggregate of 107,212 common units to them.
      On March 29, 2005, the Registrant’s predecessor issued 6,126 common units to certain of its members in connection with the exercise of outstanding warrants.
      Between December 2004 and May 2005, the Registrant’s predecessor issued options to purchase 5,130 common units at an exercise price of $91 per common unit to certain of the Registrant’s employees and directors, of which options to purchase 1,000 common units vested and were subsequently exercised. At present, the Registrant has options to purchase 6,136 common units outstanding, of which 1,826 are presently vested.

Item 16.	Exhibits and Financial Statements
      (a)     Exhibits:

Exhibit
Number		Description of Exhibits

1	.1*	Form of Underwriting Agreement
2	.1*	Distribution Agreement, dated as of June 12, 2003, by and among New Colt Holding Corp., the NC Stockholders and NC Warrantholders (as defined therein), Colt Defense Holding LLC, Colt Defense Employee Plan Holding Corp. and Colt Defense LLC
2	.2*	Asset Contribution Agreement, dated as of November 4, 2002, among New Colt Holding Corp., Colt’s Manufacturing Company, Inc. and Colt Defense LLC
2	.3*	Stock Purchase Agreement, dated as of February 10, 2005, by and among Devtek Corporation, Colt Canada Corporation and Colt Defense LLC
2	.4*	Form of Internal Restructuring Agreement
3	.1*	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of this offering
3	.2*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of this offering
4	.1*	Specimen certificate for shares of common stock
5	.1*	Opinion of Morgan, Lewis & Bockius LLP, counsel to the Registrant
10	.1*	Registration Rights Agreement, dated as of June 12, 2003, by and between Colt Defense LLC and Connecticut Development Authority
10	.2*	Registration Rights Agreement, dated as of , 2005, by and among Colt Defense LLC and the Holders named therein
10	.3*	Rights Agreement, dated as of , 2005, by and among the Registrant and the Holders named therein
10	.4*	License Agreement, dated as of December 19, 2003, by and between Colt Defense LLC and New Colt Holding Corp.
10	.5*	Technical Data Sales and Patent License Agreement, dated as of June 30, 1967, by and between Colt Defense LLC (as successor to Colt’s Inc.) and the United States of America, as amended by Modification No. 65 thereto
10	.6*	M4 Addendum to Technical Data Sales and Patent License Agreement, dated as of December 24, 1997, by and between Colt Defense LLC (as assignee of Colt’s Manufacturing Company, Inc.) and the United States of America, as amended by that certain letter agreement dated as of June 12, 2001
10	.7*	Strategic Source Agreement, dated as of May 18, 2005, by and among Her Majesty the Queen in right of Canada, Colt Canada Corporation and Colt Defense LLC

Exhibit
Number		Description of Exhibits

10	.8*	Consolidated License Agreement, dated as of February 8, 1984, by and between Her Majesty the Queen in right of Canada and Colt Defense LLC (as assignee of Colt’s Manufacturing Company, Inc.)
10.9		Colt Defense LLC 2003 Management Option Incentive Plan
10	.10*	2005 Incentive Plan
10	.11*	Credit Agreement, dated as of May 20, 2005, by and among Colt Defense LLC and Colt Canada Corp., as borrowers, the subsidiaries referred to therein, as guarantors, the lenders referred to therein, Bank of America, N.A., as U.S. Administrative Agent and L/C Issuer, and Bank of America N.A., acting through its Canadian branch, as Canadian Administrative Agent
10	.12*	U.S. Security and Pledge Agreement, dated as of May 20, 2005, by and among Colt Defense LLC and Colt Rapid Mat LLC, as grantors, and Bank of America, N.A., as Collateral Agent
10	.13*	Canadian Security and Pledge Agreement, dated as of May 20, 2005, by and among Colt Defense LLC, Colt Canada Corporation and Diemaco Inc., as grantors, and Bank of America, N.A., as Collateral Agent
10	.14*	Canadian Pledge Agreement, dated as of May 20, 2005, by and between Colt Defense LLC, as Pledgor, and Bank of America, N.A., as Collateral Agent
10	.15*	Lease, dated as of March 22, 1990, between Coltec Industries Inc. and Colt Defense LLC, as successor to Colt’s Manufacturing Company, Inc., as amended
10	.16*	Employment Agreement, dated as of May 21, 1998, between Colt Defense LLC, as successor to Colt’s Manufacturing Company, Inc., and Carlton S. Chen
10	.17*	Colt Defense LLC Salaried Retirement Income Plan
10	.18*	Form of Nominating Agreement
21.1		List of Subsidiaries
23	.1*	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)
23.2		Consent of Ernst & Young LLP
24.1		Powers of Attorney (included in signature pages to Registration Statement)
99.1		Consent of Gen. the Lord Guthrie of Craigiebank
99.2		Consent of Gordon R. Sullivan
99.3		Consent of John R. Torell III
99.4		Consent of Philip A. Wheeler
99.5		Consent of William M. Keys

*	To be filed by amendment.
     (b)     Financial Statement Schedules:
      All financial statement schedules have been omitted because either they are not required, are not applicable, or the information is otherwise set forth in the Financial Statements and notes thereto.

Item 17.	Undertakings
      (a)     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement share certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      (b)     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      (c)     The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is first declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of West Hartford, Connecticut on June 3, 2005.

COLT DEFENSE INC.

By:	/s/ William M. Keys

Name: William M. Keys
Title: President and Chief Executive Officer
POWERS OF ATTORNEY
      KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints William M. Keys and Richard J. Nadeau, or either one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to the Registration Statement, including post-effective amendments, and registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does hereby grant unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons, in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William M. Keys William M. Keys	President and Chief Executive Officer (Principal Executive Officer)	June 3, 2005

/s/ Richard J. Nadeau Richard J. Nadeau	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	June 3, 2005

/s/ John P. Rigas John P. Rigas	Director	June 3, 2005

EXHIBIT LIST

Exhibit
Number		Description of Exhibits

1	.1*	Form of Underwriting Agreement
2	.1*	Distribution Agreement, dated as of June 12, 2003, by and among New Colt Holding Corp., the NC Stockholders and NC Warrantholders (as defined therein), Colt Defense Holding LLC, Colt Defense Employee Plan Holding Corp. and Colt Defense LLC
2	.2*	Asset Contribution Agreement, dated as of November 4, 2002, among New Colt Holding Corp., Colt’s Manufacturing Company, Inc. and Colt Defense LLC
2	.3*	Stock Purchase Agreement, dated as of February 10, 2005, by and among Devtek Corporation, Colt Canada Corporation and Colt Defense LLC
2	.4*	Form of Internal Restructuring Agreement
3	.1*	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of this offering
3	.2*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of this offering
4	.1*	Specimen certificate for shares of common stock
5	.1*	Opinion of Morgan, Lewis & Bockius LLP, counsel to the Registrant
10	.1*	Registration Rights Agreement, dated as of June 12, 2003, by and between Colt Defense LLC and Connecticut Development Authority
10	.2*	Registration Rights Agreement, dated as of , 2005, by and among Colt Defense LLC and the Holders named therein
10	.3*	Rights Agreement, dated as of , 2005, by and among the Registrant and the Holders named therein
10	.4*	License Agreement, dated as of December 19, 2003, by and between Colt Defense LLC and New Colt Holding Corp.
10	.5*	Technical Data Sales and Patent License Agreement, dated as of June 30, 1967, by and between Colt Defense LLC (as successor to Colt’s Inc.) and the United States of America, as amended by Modification No. 65 thereto
10	.6*	M4 Addendum to Technical Data Sales and Patent License Agreement, dated as of December 24, 1997, by and between Colt Defense LLC (as assignee of Colt’s Manufacturing Company, Inc.) and the United States of America, as amended by that certain letter agreement dated as of June 12, 2001
10	.7*	Strategic Source Agreement, dated as of May 18, 2005, by and among Her Majesty the Queen in right of Canada, Colt Canada Corporation and Colt Defense LLC
10	.8*	Consolidated License Agreement, dated as of February 8, 1984, by and between Her Majesty the Queen in right of Canada and Colt Defense LLC (as assignee of Colt’s Manufacturing Company, Inc.)
10.9		Colt Defense LLC 2003 Management Option Incentive Plan
10	.10*	2005 Incentive Plan
10	.11*	Credit Agreement, dated as of May 20, 2005, by and among Colt Defense LLC and Colt Canada Corp., as borrowers, the subsidiaries referred to therein, as guarantors, the lenders referred to therein, Bank of America, N.A., as U.S. Administrative Agent and L/C Issuer, and Bank of America N.A., acting through its Canadian branch, as Canadian Administrative Agent
10	.12*	U.S. Security and Pledge Agreement, dated as of May 20, 2005, by and among Colt Defense LLC and Colt Rapid Mat LLC, as grantors, and Bank of America, N.A., as Collateral Agent
10	.13*	Canadian Security and Pledge Agreement, dated as of May 20, 2005, by and among Colt Defense LLC, Colt Canada Corporation and Diemaco Inc., as grantors, and Bank of America, N.A., as Collateral Agent

Exhibit
Number		Description of Exhibits

10	.14*	Canadian Pledge Agreement, dated as of May 20, 2005, by and between Colt Defense LLC, as Pledgor, and Bank of America, N.A., as Collateral Agent
10	.15*	Lease, dated as of March 22, 1990, between Coltec Industries Inc. and Colt Defense LLC, as successor to Colt’s Manufacturing Company, Inc., as amended
10	.16*	Employment Agreement, dated as of May 21, 1998, between Colt Defense LLC, as successor to Colt’s Manufacturing Company, Inc. and Carlton S. Chen
10	.17*	Colt Defense LLC Salaried Retirement Income Plan
10	.18*	Form of Nominating Agreement
21.1		List of Subsidiaries
23	.1*	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)
23.2		Consent of Ernst & Young LLP
24.1		Powers of Attorney (included in signature pages to Registration Statement)
99.1		Consent of Gen. the Lord Guthrie of Craigiebank
99.2		Consent of Gordon R. Sullivan
99.3		Consent of John R. Torell III
99.4		Consent of Philip A. Wheeler
99.5		Consent of William M. Keys

*	To be filed by amendment